


PE 2/1/2013



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 27 2013

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2013

Erron W. Smith
Wal-Mart Stores, Inc.
erron.smith@walmartlegal.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-27-13

Re: Wal-Mart Stores, Inc.
Incoming letter dated February 1, 2013

Dear Mr. Smith:

This is in response to your letter dated February 1, 2013 concerning the shareholder proposal submitted to Wal-Mart by Mary Pat Tifft, Jackie Goebel, Cynthia Murray, Janet Sparks, and Carlton Smith. We also have received a letter from the proponents dated March 4, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Mary Pat Tifft
*** FISMA & OMB Memorandum M-07-16 ***

March 27, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated February 1, 2013

The proposal requests a report on Wal-Mart's process for identifying and analyzing potential and actual human rights risks of Wal-Mart's operations and supply chain.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(12)(i). In this regard, we note that a proposal dealing with substantially the same subject matter was included in Wal-Mart's proxy materials for a meeting held in 2011 and that the 2011 proposal received less than 3 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(i). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Wal-Mart relies.

Sincerely,

Jessica Dickerson
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 4, 2013

Via e-mail at shareholderproposals@sec.gov

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Request by Wal-Mart Stores, Inc. Inc. to omit shareholder proposal submitted by Mary Pat Tifft and co-sponsors

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, I, together with co-sponsors (together, the "Proponents"), submitted a shareholder proposal (the "Proposal") to Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company"). The Proposal asks Wal-Mart's board of directors to report to shareholders on Wal-Mart's process for identifying and analyzing potential and actual human rights risks of Wal-Mart's operations and supply chain (a "human rights risk assessment"), addressing certain matters such as the human rights principles used to frame the assessment, methodology used to track and measure performance and how the results of the assessment are incorporated into company policies and decision making.

In a letter to the Division dated February 1, 2013 (the "No-Action Request"), Wal-Mart stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2013 annual meeting of shareholders. Wal-Mart argued that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(10), on the ground that Wal-Mart has substantially implemented the Proposal; and Rule 14a-8(i)(12), because a proposal addressing substantially the same subject matter as the Proposal did not receive the level of support required for resubmission. As discussed more fully below, Wal-Mart has not met its burden of proving its entitlement to rely on either of those exclusions; accordingly, the Proponents respectfully ask that its request for relief be denied.

The Proposal

The Proposal states:

"RESOLVED, that shareholders of Wal-Mart Stores, Inc. ("Walmart") urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on Walmart's process for identifying and analyzing potential and actual human rights risks of Walmart's operations and supply chain (referred to herein as a 'human rights risk assessment') addressing the following:

- Human rights principles used to frame the assessment
- Frequency of assessment
- Methodology used to track and measure performance
- Nature and extent of consultation with relevant stakeholders in connection with the assessment
- How the results of the assessment are incorporated into company policies and decision making"

Wal-Mart Has Not Substantially Implemented the Proposal Because It Does Not Currently Provide a Report on its Human Rights Risk Assessment Process and the Scattered Disclosures to Which it Points Fall Far Short of Constituting Such a Report

Wal-Mart claims that it has substantially implemented the Proposal and thus is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(10). In an attempt to show substantial implementation, Wal-Mart breaks the Proposal down into minute elements, then argues that it has made disclosures related to those elements. What Wal-Mart's analysis glosses over, however, is that Wal-Mart has utterly failed to implement the core of the Proposal, a request for a report on the Company's process for identifying and analyzing human rights risk. As well, many of the items cited by Wal-Mart as substantially implementing the Proposal are not responsive to the Proposal. Thus, Wal-Mart's actions cannot be said to satisfy the "essential objective" of the Proposal.

At the heart of the Proposal is a request for a report on "Walmart's process for identifying and analyzing potential and actual human rights risks of Walmart's operations and supply chain." The essential objective of the Proposal, then, is to provide shareholders with insight into Wal-Mart's human rights risk analysis process. This emphasis on process is consistent with the approach taken in the UN Guiding Principles on Business and Human Rights (the "Guiding Principles"), which stresses the importance of having a robust process for human rights risk assessment (referred to in the Guiding Principles as "human rights due diligence") in order to operationalize a commitment to respecting human rights.[1]

A report on a process, like the one requested in the Proposal, should be a single document, even if it refers to other documents or materials available elsewhere. A process has a beginning and an end—though it may be repeated—and shareholders must

---

[1] *UN Guiding Principles on Business and Human Rights*, Office of the High Commissioner, Human Rights, Principle 17 (2011) (available at http://www.ohchr.org/Documents/Publications/GuidingPrinciplesBusinessHR_EN.pdf)

be able to follow the steps to have a full understanding of the process. In that respect, a proposal asking a company to report on a process differs from a proposal asking a company to disclose a set of static principles. The principles may be embodied in more than one document, but a shareholder can obtain a full understanding of the company's principles by reading those documents.

In contrast, a shareholder reviewing the disclosures cited by Wal-Mart would not be able to gain an understanding of the Company's human rights risk assessment process. What Wal-Mart offers in lieu of a single report is a collection of scattered disclosures, available in different places. Even when read carefully together, those disclosures do not describe Wal-Mart's process for identifying and analyzing human rights risk.

For example, Wal-Mart appears to believe that having a statement of ethics and directing covered persons to report concerns or violations is the same thing as conducting a human rights risk assessment to identify risks related to its operations. (See No-Action Request, at 4 (describing Statement of Ethics and discussion regarding it in the Global Responsibility Report)) A similar assumption is made regarding the process for identifying risks related to the Company's supply chain. (See No-Action Request, at 8)

Simply disclosing the Statement of Ethics and Standards for Suppliers and the process for reporting violations forces shareholders to infer that this is Wal-Mart's sole mechanism for identifying human rights risks, which does not substantially implement the Proposal's request for a description of the process. If the entirety of Wal-Mart's process consists of the measures cited in its No-Action Request, the report implementing the Proposal would state that Wal-Mart identifies human rights risks by relying on persons covered by the Company's Statement of Ethics or Standards for Suppliers, as the case may be, to report concerns.

Even assuming that the disclosures laid out in the No-Action Request could be deemed a description of a process, those disclosures fall far short of satisfying the specific elements of the Proposal. In many cases, shareholders would have to rely on unsupported inferences regarding Wal-Mart's existing disclosures in order to draw a conclusion about an element of the Proposal. For instance, the Proposal asks Wal-Mart to report on the frequency with which it conducts human rights risk assessment related to its operations. Wal-Mart states that it has implemented this element of the Proposal because the Statement of Ethics provides a process by which a covered person can raise an ethics-related concern. (See No-Action Request, at 6) A report implementing the Proposal would need to contain an affirmative statement that Wal-Mart's operations-related human rights risk assessment consists of reported concerns from persons covered by the Statement of Ethics and that there is no set frequency for assessment.

Similarly, the Proposal asks Wal-Mart to report on the nature and extent of consultation with relevant stakeholders in connection with its operations-related human rights risk assessment process. Wal-Mart claims it has substantially implemented this element of the Proposal by disclosing the Statement of Ethics; Wal-Mart asserts in the No-Action Request that persons reporting concerns under the Statement of Ethics are the "relevant stakeholders." (See No-Action Request, at 7) Wal-Mart appears to believe that shareholders can infer from the Statement of Ethics that those using the violations reporting mechanism are considered stakeholders by Wal-Mart—indeed, the only relevant stakeholders--and that the Company's interaction with these reporting covered persons is the sole "consultation" of the kind referenced in the Proposal. As with the frequency element discussed above, substantial implementation of this element of the Proposal would require an affirmative statement by Wal-Mart that its consultation with relevant stakeholders is the violations reporting mechanism described in the Statement of Ethics.

In other instances, Wal-Mart's putative substantial implementation of a Proposal element provides information regarding process or responsibility but does not cover the substantive matters on which disclosure is sought. The Proposal seeks disclosure regarding how the results of the human rights risk assessment are incorporated into company policies and decision making. Wal-Mart urges that it has substantially implemented this element because the Chief Compliance Officer and Chief Ethics Officer are required, pursuant to the Audit Committee Charter, to meet with the Audit Committee at least annually to discuss the Company's policies, processes and procedures regarding compliance with laws and regulations and the Statement of Ethics. (See No-Action Request, at 7) While that disclosure tells shareholders who is responsible for incorporating reported concerns and compliance issues into company policies and decision making, it says nothing about the substance of those discussions or even what factors are considered.

The Proposal asks Wal-Mart to report on the methodology used to track and measure performance. Wal-Mart points to disclosures in the Audit Committee Charter assigning that committee responsibility for overseeing compliance, discussing compliance with the full board (including advising on policies, processes and procedures) and meeting annually with members of management responsible for compliance. (See No-Action Request, at 7) None of that disclosure, however, describes the methodology used to track and measure performance; rather, it only states who might have responsibility for establishing such a methodology.

Wal-Mart's disclosure on supply chain risk assessment is more complete, though not fully responsive to the Proposal. For instance, Wal-Mart says it has substantially implemented the Proposal's element regarding the methodology used to track and measure performance by describing the substance of audits of factories operated by Wal-Mart's suppliers. (See No-Action Request, at 10-11) Although it is useful for shareholders to know the components of supplier audits, those disclosures do not tell shareholders how Wal-Mart tracks the results of such audits over time. Wal-Mart's disclosure of organizations with which it currently partners or has partnered in the past (see No-Action Request, at 11) does not give shareholders information regarding how the Company consults now with stakeholders in connection with human rights risk assessment.

Despite some shortcomings, Wal-Mart's description of its disclosures related to supply chain human rights risk serves to highlight the near-complete lack of disclosures involving operations risk assessment. That contrast may reflect the fact that Wal-Mart's supply chain risk assessment process is further along in its development. But substantial implementation of the Proposal would require disclosure on the risk identification and analysis process as it applies to operations, even if that disclosure states that a process has not yet been put in place or is confined to the mechanisms included in the Statement of Ethics.

The Proposal Does Not Deal With Substantially the Same Subject Matter as the 2011 Proposal

Wal-Mart argues that the Proposal deals with substantially the same subject matter as another proposal, included in the Company's 2011 proxy statement (the "2011 Proposal"), that failed to receive the level of support necessary for resubmission. The 2011 Proposal asked Wal-Mart to require its suppliers to publish an annual sustainability report, including certain items.

We recognize that both the Proposal and the 2011 Proposal involve the broad subject of human rights. But there are many important differences between the actions the proposals ask Wal-Mart to take.

First, the 2011 Proposal focused solely on supply chain issues and made no mention of human rights risk related to Wal-Mart's operations. The Proposal, by contrast, asks for reporting on human rights risk assessments involving both operations and supply chain. Human rights risk from operations is a key element of the Proposal, and its sets the Proposal apart from the 2011 Proposal.

Second, the Proposal asks Wal-Mart to report on its own process for identifying and analyzing human rights risk in its operations and supply chain. The 2011 Proposal requests that Wal-Mart use its leverage with suppliers to persuade them to issue sustainability reports. Such reports issued by suppliers could be expected to contain information not relevant to Wal-Mart at all, given that suppliers do business with companies other than Wal-Mart. Supplier reports would also not provide disclosure regarding Wal-Mart's risk assessment process, since suppliers do not oversee that process and could be expected to have knowledge about it only to the extent it affected suppliers' own operations.

Finally, the 2011 Proposal was far more detailed than the Proposal, seeking disclosure of specific incidents of non-compliance and actions taken to remedy those incidents. The Proposal's focus is on Wal-Mart's overall risk identification and analysis process, not on disclosure of granular data on suppliers' compliance with laws or Wal-Mart's Standards for Suppliers. For these reasons, the Proposal does not deal with substantially the same subject matter as the 2011 Proposal. Accordingly, we respectfully ask that Wal-Mart's request to exclude the Proposal in reliance on Rule 14a-8(i)(12) be denied.

* * * *

We appreciate the opportunity to be of assistance in this matter. If you have any questions or need additional information, please contact me at
*** FISMA & OMB Memorandum M-07-16.***

Very truly yours,

Mary Pat Tifft

cc: Erron W. Smith
Associate General Counsel
Wal-Mart Stores, Inc.

Jackie Goebel

Carlton Smith

Janet Sparks

Cynthia Murray



702 SW 8th Street
Bentonville, AR 72716
Phone 479.277.0377
Erron.Smith@walmartlegal.com

February 1, 2013

VIA E-MAIL TO shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.—Notice of Intent to Omit from Proxy Materials the Shareholder Proposal of Ms. Mary Pat Tifft, Ms. Jackie Goebel, Mr. Carlton Smith, Ms. Janet Sparks, and Ms. Cynthia Murray

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation (the "*Company*"), files this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to notify the Securities and Exchange Commission (the "*Commission*") of the Company's intention to exclude a shareholder proposal (the "*Proposal*") from the proxy materials for the Company's 2013 Annual Shareholders' Meeting (the "*2013 Proxy Materials*") to be held on June 7, 2013. The Proposal was submitted by Ms. Mary Pat Tifft and was co-sponsored by Ms. Jackie Goebel, Mr. Carlton Smith, Ms. Janet Sparks, and Ms. Cynthia Murray (the "*Proponents*"). The Company asks that the staff of the Division of Corporation Finance of the Commission (the "*Staff*") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from the 2013 Proxy Materials for the reasons described below. A copy of the Proposal, along with the related correspondence, is attached hereto as Exhibit A. By copy of this letter, the Proponents are being notified of the Company's intention to omit the Proposal from the 2013 Proxy Materials.

The Company intends to begin printing the 2013 Proxy Materials on or about April 17, 2013, so that it may begin mailing the 2013 Proxy Materials no later than April 22, 2013. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("*Staff Legal Bulletin 14D*") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. By means of the copy of this letter to the Proponents, we request that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the Company, to the attention of Mr. Gordon Y. Allison, Vice President and General Counsel - Corporate Division, 702 S.W. 8th Street - Mail Stop 215, Bentonville, Arkansas 72716-0215 (e-mail address: gordon.allison@walmartlegal.com), pursuant to Rule 14a-8(k) and Staff Legal Bulletin 14D.

I. **The Proposal.**

The resolution included in the Proposal urges the Board of Directors of the Company (the "*Board*") to report to shareholders, at reasonable cost and omitting proprietary information, on the Company's "process for identifying and analyzing potential and actual human rights risks of [the Company's] operations and supply chain" (which the Proposal terms a "human rights risk assessment"), with such report being made available to shareholders on the Company's website no later than October 31, 2013. The Proposal further states that such report should address the following:

- human rights principles used to frame the assessment;
- frequency of assessment;
- methodology used to track and measure performance;

- nature and extent of consultation with relevant stakeholders in connection with the assessment; and
- how the results of the assessment are incorporated into Company policies and decision making.

For convenience of reference, the Company's process for identifying and analyzing potential and actual "human rights risks" of the Company's operations and supply chain, including any aspects of the process that involve any of the foregoing five factors, is referred to in this letter as the "Company Process."

II. **Grounds for Exclusion.**

The Company believes that it may exclude the Proposal from the 2013 Proxy Materials under two bases for exclusion set forth in Rule 14a-8(i) of the Exchange Act:

1. the Proposal may be excluded because the Company has already substantially implemented the Proposal as contemplated by Rule 14a-8(i)(10); and
2. the Proposal may be excluded under Rule 14a-8(i)(12)(i) because it deals with substantially the same subject matter as a previously submitted proposal, and that proposal did not receive the support necessary for resubmission.

III. **The Company Has Already Substantially Implemented the Proposal.**

(A) Background of the Basis for Exclusion. Rule 14a-8(i)(10) permits a company to exclude a shareholder's proposal from its proxy materials if the company "has already substantially implemented the proposal." The general policy underlying the "substantially implemented" basis for exclusion is "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 34-12598 (avail. July 7, 1976). Furthermore, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures *compare favorably* with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991) (emphasis added). *See also FedEx Corp.* (avail. June 15, 2011)[1] and *The Kroger Co.* (avail. April 6, 2011).[2] In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has already substantially implemented the essential objective of the proposal, even if by means other than those specifically requested by the shareholder proponent. *See, e.g., The Procter & Gamble Co.* (avail. Aug. 4, 2010);[3] and *Wal-Mart Stores, Inc.* (avail. Mar. 30, 2010).[4]

As indicated above, the proposal need not have been implemented in full or precisely as presented to satisfy the requirements of Rule 14a-8(i)(10); rather, the company's actions must have addressed the underlying concerns and essential objective of the proposal. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010);[5] *ConAgra Foods, Inc.* (avail. July 3, 2006);[6] *Johnson & Johnson* (avail. Feb. 17, 2006);[7] and *Exxon Mobil Corp.* (avail. Mar. 18, 2004) and *Xcel Energy, Inc.* (avail. Feb. 17, 2004);[8] and *Talbots, Inc.* (avail. Apr. 5, 2002).[9] Differences between a

---

[1] Permitting exclusion of a proposal requesting that the board amend the registrant's corporate governance guidelines because the registrant's "policies, practices and procedures compared favorably with the guidelines of the proposal."
[2] Permitting exclusion of a proposal urging the board to adopt a code of conduct based on an international organization's guidelines because the registrant's "policies, practices and procedures compared favorably with the guidelines of the proposal."
[3] Permitting exclusion of a proposal requesting a water policy based on United Nations principles when the registrant had previously implemented a water policy.
[4] Permitting exclusion of a proposal requesting that the registrant provide a global warming report where the registrant provided substantially the same information in a different public report.
[5] Permitting exclusion of a proposal requiring the registrant to provide a report on the registrant's procedures related to political contributions where the registrant had implemented a number of policies that fulfilled the essential objective of the proposal.
[6] Permitting exclusion of a proposal seeking a sustainability report where the registrant was already providing information generally of the type proposed to be included in the report.
[7] Permitting exclusion of a proposal recommending verification of the employment legitimacy of the registrant's employees where the registrant was already acting to address the concerns of the proposal.
[8] Each permitting exclusion of a shareholder proposal requesting that the board of directors prepare a report explaining the registrant's response to certain climate-related issues where the registrant was already generally addressing such issues through various policies and reports.
[9] Permitting exclusion of a proposal requesting that the registrant implement a code of conduct based on International Labor Organization human rights standards where the registrant had established and implemented its own business practice standards.

company's actions and a shareholder proposal are permitted as long as the company's actions satisfactorily address the proposal's essential objectives. *See, e.g., Exxon Mobil Corp.* (avail. Mar. 19, 2010).[10] The Staff has also consistently concurred with the exclusion of shareholder proposals requesting reports where the company has addressed the subject matter of the proposal in other publications. *See, e.g., The Boeing Company* (avail. Feb. 17, 2011);[11] and *Caterpillar, Inc.* (avail. Mar. 11, 2008); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *The Dow Chemical Co.* (avail. Mar. 5, 2008); and *Johnson & Johnson* (avail. Feb. 22, 2008).[12] Furthermore, as relevant here, the Staff has concurred in the exclusion of a shareholder proposal seeking a report from the company's board of directors when the contents of the proposed report were already disclosed across multiple pages on the company's corporate website. *See The Coca-Cola Co.* (avail. Jan. 25, 2012) and *The Gap, Inc.* (avail. Mar. 16, 2001).

(B) The Guidelines and Objective of the Proposal. The Proponents' guidelines for the Company as set forth in the Proposal are that the Board:

- prepare a report (the *"Requested Report"*) on the Company's process for identifying and analyzing the potential and actual human rights risks in its operations and supply chain, addressing the five matters specifically identified in the Proposal; and
- post the Requested Report on the Company's website by October 31, 2013.

The supporting statement in the Proposal suggests that the objective of the Proposal is to provide the Company's shareholders with information to allow them to understand how the Company can "assess the risks to share value posed by human rights practices in [the Company's] operations and supply [chain] in order to translate principles into protective practices."

The Proposal asks only for a report regarding the Company Process. The Proposal does not ask for: (1) the adoption of any policy or process beyond what currently constitutes the Company Process; (2) the disclosure of information not relating to the Company Process as it currently exists; (3) the monitoring of an additional category of human rights principles beyond the types of principles that the Company currently monitors—in fact, the Proposal's supporting statement refers to the principles the Company has already adopted without any suggestion that more are needed; or (4) any description or discussion of different actions, options, policies or processes that the Company may take in connection with human rights risks that are not currently a part of the Company Process. Consequently, if the Company already discloses on the Company's website the information that the Proposal requests be reported, the Company has already complied with the guidelines of the Proposal and has already implemented the essential objective of the Proposal.

(C) How the Company Has Already Substantially Implemented the Proposal. The Company has already substantially implemented the Proposal by disclosing on the Company's corporate website (http://corporate.walmart.com) (the *"Corporate Website"*) the information regarding the Company Process that the Proposal calls for in the Requested Report. The charts below describe the information the Company already provides on its Corporate Website regarding the Company Process with respect to: (1) the Company's operations as a general matter; and (2) the Company's supply chain. These charts also note where on the Corporate Website the information sought by the Requested Report currently appears.

(i) Disclosure of the Company Process relating to the Company's Operations. Although the Proposal does not clearly define the term "operations," the Company has given the term "operations" its broadest meaning for purposes of this letter. The following chart summarizes the information the Proposal seeks through the Requested Report and where such information is already publicly available as it relates to the Company's "operations."

---

[10] Permitting exclusion of a proposal requesting that the board of directors of the registrant take the necessary steps to permit shareholders to act by written consent to the extent permitted by law.

[11] Permitting exclusion of a proposal requiring the registrant to assess and report on human rights standards where the registrant had achieved the essential objective of the proposal through publicly available reports, risk management processes, and a code of conduct.

[12] In each case, concurring under Rule 14a-8(i)(10) with the registrant's exclusion of a shareholder proposal requesting that the registrant prepare a global warming report where the registrant had already published a report that contained information relating to its environmental initiatives.

Area Requested to be Addressed by the Requested Report	Publicly Available Information Regarding the Company Process	Location of Publicly Available Information
General description of the company process	The Company provides an overall description of the Company Process as it relates to the Company's guiding ethical principles and the identification and analysis of human rights risks that may occur with respect to the Company's operations in the Walmart Statement of Ethics (the *"Statement of Ethics"*). The Statement of Ethics applies to all of Walmart's associates (which is what Walmart calls its employees) worldwide, all members of the Board and directors of Walmart-controlled subsidiaries. In addition, the Statement of Ethics states that Walmart expects its suppliers, consultants, contractors, and other service providers to act ethically and in a manner consistent with the Statement of Ethics. The information in the Statement of Ethics sets forth how the Company identifies potential human rights risks through its existing internal procedures and how those risks are analyzed and addressed as a part of the Company's existing ethics procedures. For example, the Statement of Ethics clearly states that all management associates are responsible for creating an environment that encourages compliance with matters addressed in the Statement of Ethics and that managers are responsible for contacting the Global Ethics Office for assistance on any matter covered by the Statement of Ethics. The Statement of Ethics also explains how Walmart's associates around the world may raise concerns through a variety of means regarding matters addressed in the Statement of Ethics (including allegations of harassment, inappropriate conduct, retaliation, discrimination, wage and hour violations, concerns regarding health and safety in the workplace, etc.). The Statement of Ethics further makes clear that all reported concerns are taken seriously and investigated confidentially to determine if any law, policy or the Statement of Ethics itself has been violated. The Statement of Ethics provides that appropriate disciplinary action, including termination, may be taken against any associate whose conduct violates the Statement of Ethics or applicable laws and regulations, including the Statement of Ethics' guiding principles (more fully discussed below). Walmart's Global Responsibility Report, the most recent version of which was published in 2012, also provides information regarding Walmart's ethics programs and initiatives, including globalized ethics training programs, the Global Ethics Office's online, mobile-friendly version of its helpline, and programs designed to recognize and celebrate	Statement of Ethics (available at http://cdn.walmartstores.com/statementofethics/pdf/U.S_SOE.pdf). (See <u>Exhibit B</u> to this letter for copies of the pertinent disclosures.) Walmart 2012 Global Responsibility Report (the "*Global Responsibility Report*") (available at: http://corporate.walmart.com/global-responsibility/environment-sustainability/global-responsibility-report). (See <u>Exhibit C</u> to this letter for copies of the pertinent disclosures.)

Area Requested to be Addressed by the Requested Report	Publicly Available Information Regarding the Company Process	Location of Publicly Available Information
	integrity and ethical decision making throughout the Company's operations.	
Human rights principles used to frame the assessment	The Statement of Ethics explicitly sets forth the following list of "guiding principles" designed to promote the fair and ethical treatment of individuals throughout Walmart's operations, and the Proposal's supporting statement refers to the Statement of Ethics without suggesting that more principles should be addressed: • Always act with integrity. • Lead with integrity, and expect others to work with integrity. • Follow the law at all times. • Be honest and fair. • Reveal and report all information truthfully, without manipulation or misrepresentation. • Work, actions, and relationships outside of your position with the company should be free of conflicts of interest. • Respect and encourage diversity, and never discriminate against anyone. • Ask your manager or the Global Ethics Office for help if you have questions about this Statement of Ethics, or if you face an ethical problem. • Promptly report suspected violations of the Statement of Ethics. • Cooperate with and maintain the private nature of any investigation of a possible ethics violation. • When involved in an ethics investigation, you should reveal and report all information truthfully. You should present all the facts you are aware of without personal opinion, bias, or judgment. The Statement of Ethics also addresses such principles as preventing harassment, inappropriate conduct, retaliation, discrimination, wage and hour violations, and concerns regarding health and safety in the workplace. The Global Responsibility Report elaborates on the principles underlying the treatment of individuals in Walmart's operations, stating: "The foundation of our culture is integrity. A strong commitment to integrity is the right way to do business and is how we earn the trust and respect that are critical to our success. Our customers trust us to be their advocate. Our suppliers trust us to be an equitable partner. As Walmart associates, we trust each other to uphold the highest standards	Statement of Ethics (See Exhibit D to this letter for copies of the pertinent disclosures.) Global Responsibility Report (See Exhibit E to this letter for copies of the pertinent disclosures.)

Area Requested to be Addressed by the Requested Report	Publicly Available Information Regarding the Company Process	Location of Publicly Available Information
	of conduct every day . . .We are united in our belief that every associate matters, even if our backgrounds and personal beliefs may be very different. We embrace and respect those differences, develop our associates, and serve our customers and communities. We encourage those around us to express their thoughts and ideas. Treating customers, suppliers and our fellow associates fairly and with compassion is the most basic form of respect."	
Frequency of assessment	The Statement of Ethics states that all reported concerns are taken seriously and that Walmart will confidentially investigate allegations to determine if any law, policy or the Statement of Ethics has been violated. The Statement of Ethics also provides that if an associate raises a concern with management, the member of management will respond to the associate within a reasonable amount of time and provide an update on the issue. The Company and its associates engage in ongoing assessment of compliance with the Statement of Ethics. The Company encourages associates to raise concerns regarding actual or potential violations of the Statement of Ethics by various means, including the Company's Open Door Communications process and Global Ethics Helpline that is available to associates 24-hours a day, seven days a week. Associates are provided with information regarding how to contact the Company's Global Ethics Office or, if applicable, their local Ethics Committee to voice concerns regarding actual or potential violations of the Statement of Ethics.	Statement of Ethics Discussed on the Corporate Website at http://ethics.walmartstores.com/StatementOfEthics/RaiseAConcern.aspx (See Exhibit F to this letter for copies of the pertinent disclosures.)

Area Requested to be Addressed by the Requested Report	Publicly Available Information Regarding the Company Process	Location of Publicly Available Information
Methodology used to track and measure performance	As explained above, Walmart confidentially investigates reported concerns. The Statement of Ethics makes clear that specific information regarding an investigation may be private, but an associate raising any concern will be told about the status of an investigation, whether it is active or closed. Further, as set forth in the charter of the Audit Committee of the Board (the "*Audit Committee Charter*"), available on the Corporate Website, as part of the Audit Committee's compliance oversight responsibilities, the Audit Committee discusses with management and the Company's outside auditor, and advises the Board with respect to, the Company's policies, processes and procedures regarding compliance with applicable laws and regulations and the Statement of Ethics, and instances of noncompliance therewith. The Audit Committee Charter also provides that the Committee must meet no less than annually with the Company's Chief Compliance Officer and Chief Ethics Officer regarding the implementation and effectiveness of the Company's compliance and ethics programs and at such other times as these officers may request.	Statement of Ethics (See Exhibit G to this letter for copies of the pertinent disclosures.) Audit Committee Charter (available at http://stock.walmart.com/corporate-governance/audit-committee) (See Exhibit H to this letter for copies of the pertinent disclosures.)
Nature and extent of consultation with relevant stakeholders in connection with the assessment	The Statement of Ethics describes the nature and extent of the consultation with those persons raising issues relating to the violations of the principles set forth in the Statement of Ethics, whom the Company considers to be the relevant stakeholders in this aspect of the Company Process.	Statement of Ethics (See Exhibit I to this letter for copies of the pertinent disclosures.)
How the results of the assessment are incorporated into company policies and decision making	As noted above, pursuant to the Audit Committee Charter, the Chief Compliance Officer and the Chief Ethics Officer are required to meet with the Audit Committee at least annually to discuss the Company's policies, processes and procedures regarding the compliance with applicable laws and regulations and the Statement of Ethics. Further, Walmart's 2012 proxy statement (the "*2012 Proxy Statement*") and prior years' proxy statements, available on the Corporate Website, make clear that the Audit Committee is responsible for reviewing the Company's policies, processes, and procedures regarding compliance with applicable laws and regulations and the Company's Statement of Ethics.	Audit Committee Charter (See Exhibit J to this letter for copies of the pertinent disclosures.) 2012 Proxy Statement (available at http://stock.walmart.com/annual-reports) (See Exhibit K to this letter for copies of the pertinent disclosures.)

(ii) Disclosure of the Company Process relating to the Company's Supply Chain. As noted above, Walmart's publicly available Statement of Ethics makes clear that Walmart expects its suppliers, contractors, and other service providers to act ethically and in a manner consistent with the requirements set forth in the Statement of Ethics. Other publicly available documents place additional requirements on the members of the Company's supply chain with respect to the protection of human rights. The following chart summarizes information the

Proposal seeks through the Requested Report and where such information is already publicly available as it relates specifically to the Company's supply chain:

Area Requested to be Addressed by the Proposal	Publicly Available Information Regarding the Company Process	Location of Publicly Available Information
General description of the company process	The Company provides an overall description of the Company Process as it relates to the identification and analysis of human rights risks in the Company's supply chain in the Company's Standards for Suppliers ("*Standards for Suppliers*"), the Company's Standards for Suppliers Manual (the *"Suppliers Manual"*), and a recently released Ethical Sourcing Update (the "*Ethical Sourcing Update*"), available on the Corporate Website. These documents set forth the procedures through which the Company identifies and analyzes such risks, including the use of audits of suppliers at the factory level.	Standards for Suppliers (available at http://corporate.walmart.com/global-responsibility/ethical-sourcing/ethical-standards-resources). (See Exhibit L to this letter for copies of the pertinent disclosures.) Suppliers Manual (available at http://corporate.walmart.com/global-responsibility/ethical-sourcing/ethical-standards-resources). (See Exhibit M to this letter for copies of the pertinent disclosures.) Ethical Sourcing Update (available at http://az204679.vo.msecnd.net/media/documents/ethical-sourcing-supplier-letter-fact-sheet-2013_130032855783843527.pdf). (See Exhibit N to this letter for copies of the pertinent disclosures.)
Human rights principles used to frame the assessment	The Standards for Suppliers set forth (and the Suppliers Manual elaborates upon) the following mandatory principles, among others, that are used to evaluate the Company's suppliers, including all manufacturing, subcontracting and packaging facilities within Walmart's scope for the Walmart Ethical Sourcing Audit Program, and we note that the Proposal's supporting statement refers to the Standards for Suppliers without suggesting that it should address more principles: • Compliance with Laws – Suppliers and their designated manufacturing facilities must fully comply with all applicable laws and regulations, including those related to labor, health and safety, and the environment. • Voluntary labor – All labor must be voluntary. Slave, child, underage, forced, bonded, or indentured labor will not be tolerated. • Labor hours – Suppliers must provide workers with rest days and must ensure working hours are not excessive and consistent with the law. • Hiring and Employment Practices – Suppliers must implement practices that accurately verify workers' age and legal right to work, and all terms and conditions of employment must be based on the individual's ability and willingness	Standards for Suppliers and Suppliers Manual (See Exhibit O to this letter for copies of the pertinent disclosures.) Global Responsibility Report (See Exhibit P to this letter for copies of the pertinent disclosures.)

Area Requested to be Addressed by the Proposal	Publicly Available Information Regarding the Company Process	Location of Publicly Available Information
	to do the job. • Compensation – Suppliers must compensate all workers with wages and benefits that meet or exceed legal standards or collective agreements, whichever are higher. • Freedom of Association and Collective Bargaining – Suppliers must respect the right of workers to choose whether to lawfully and peacefully form or join trade unions of their choosing and to bargain collectively. • Health and Safety – Suppliers must provide workers with a safe and healthy work environment and take proactive measures to prevent workplace hazards. • Dormitories and Canteen – Suppliers who provide residential and dining facilities for their workers must provide safe, healthy and sanitary facilities. • Environment – Suppliers should ensure that every manufacturing facility complies with environmental laws. These standards are the human rights principles that are used to frame the Company's identification and analysis of the human rights risks in its supply chain as determined through the Company's audit program described in the Suppliers Manual and the Global Responsibility Report. The Standards for Suppliers specifically state that they must be visibly posted in English and in the shared language(s) of the suppliers' employees in a common area at all facilities that manufacture products for the Company and its affiliates. The Standards for Suppliers also include various means for individuals to report violations of the Standards for Suppliers.	
Frequency of assessment	As stated in the Suppliers Manual, the Company assesses compliance with the Standards for Suppliers and the Suppliers Manual at the factory-level rather than at the supplier-level. In addition to Walmart's existing prequalification process for direct import facilities managed through Walmart's Global Sourcing or Direct Sourcing groups, prequalification will also be required for all other newly disclosed facilities effective March 1, 2013. In order for a factory to be prequalified under Walmart's procedures, the factory must receive a green or yellow Ethical Sourcing audit rating (one of the Company's two highest assessment ratings). Subcontracting factories must also be audited if they produce part or a component of a product containing the Company's private label or proprietary brand logo, and the Company has a zero-tolerance policy for suppliers that use	Suppliers Manual (See Exhibit Q to this letter for copies of the pertinent disclosures.) Ethical Sourcing Update Also discussed on the Corporate Website at http://corporate.walmart.com/global-responsibility/ethical-sourcing/audit-process (See Exhibit R to this letter for copies of the pertinent disclosures.)

Area Requested to be Addressed by the Proposal	Publicly Available Information Regarding the Company Process	Location of Publicly Available Information
	unauthorized subcontracting (which the Company defines as production in a facility that has not been prequalified). The Suppliers Manual states that, after a factory is approved by the Company, all subsequent audits are unannounced. Based on audit assessment ratings, subsequent audits are completed on the following timetable: • Green (i.e., minor to no violations): the factory will be re-audited within 2 years; • Yellow (i.e., medium-risk violations): the factory will be re-audited within 1 year; • Orange (i.e., higher-risk violations): the factory will be re-audited within 6 months; if factories receive three orange ratings in a two-year period, the factory is disapproved and prohibited from doing business with the Company for at least one year; and • Red (i.e., most serious violations that warrant no future business with the Company): no future audits required as a result of the discontinuation of the vendor relationship.	
Methodology used to track and measure performance	As described in the Suppliers Manual, third-party contractors engaged by the Company conduct periodic audits of each of the factories operated by suppliers subject to the Company's auditing program. As described in the Suppliers Manual, all such audits include, at a minimum, the following components: 1. audit request process; 2. pre-audit questionnaire; 3. audit scheduling; 4. an opening meeting; 5. a factory tour; 6. employee interviews; 7. document review; 8. closing meeting; 9. completion of the audit; and 10. communication of the audit results. In addition, the Company currently participates in two programs whereby it accepts the audit results of such programs in lieu of conducting its own audits: (i) Better Work Program for apparel factories in Cambodia, Vietnam, Jordan, Lesotho, Haiti, Nicaragua, and Indonesia; and (ii) The International Council of Toy Industries ("ICTI") CARE (Caring, Awareness, Responsible, Ethical) Process. Finally, as stated in the Ethical Sourcing Update, "all suppliers are required to have a company representative, and not just an agent, responsible for ensuring compliance with [the Company's]	A detailed description of the audit methodology used by the Company is discussed in the Supplier Manual on pages 27 through 38 thereof. (See Exhibit S to this letter for copies of the pertinent disclosures.) Ethical Sourcing Update (See Exhibit T to this letter for copies of the pertinent disclosures.) More information on the Better Works Program is available at www.betterwork.org (as noted in the Suppliers Manual). More information on ICTI CARE Process is available at www.toy-icti.org (as noted in the Suppliers Manual).

Area Requested to be Addressed by the Proposal	Publicly Available Information Regarding the Company Process	Location of Publicly Available Information
	Ethical Sourcing requirements stationed in all countries in which the supplier is actively sourcing Walmart product," and "[f]requent, in-person monitoring of the supplier's facilities will be considered an essential element for the supplier's continuation of business with Walmart."	
Nature and extent of consultation with relevant stakeholders in connection with the assessment	In the Global Responsibility Report, the Company acknowledges that meaningful collaboration with key stakeholders is essential to driving positive and sustainable change in the supply chain. Accordingly, the Company works with leading Non-Governmental Organizations and takes an active role in industry coalitions. The Company is currently partnering with, or has partnered with in the past, the Global Social Compliance Program, the International Labor Organization/International Finance Corporation Better Work Program, Business for Social Responsibility, the Ethical Trading Initiative and the Sustainable Apparel Coalition.	Global Responsibility Report Also discussed on the Corporate Website at http://corporate.walmart.com/global-responsibility/ethical-sourcing/partnerships. (See Exhibit U to this letter for copies of the pertinent disclosures.)
How the results of the assessment are incorporated into company policies and decision making	As described in the Suppliers Manual the Company uses the results of the audits to help make decisions about suppliers and factories - whether to develop them, make them a preferred supplier or to stop doing business with them due to the severity of violations. Adverse audit results lead to more frequent audits, re-audits or, in certain cases, termination of the supplier relationship.	Suppliers Manual (See Exhibit V to this letter for copies of the pertinent disclosures.)

In accordance with Rule 14a-8(i)(10), the Staff has traditionally permitted exclusion of a Proposal where, as here, the registrant demonstrates that it has sufficiently addressed the elements or factors of the shareholder proposal. *Exxon Mobil Corp.* (avail. Mar. 3, 2009); and *Exxon Mobil Corp.*, (avail. Jan. 24, 2001). The evidence, as provided above and in the exhibits to this letter, is clear and abundant that the Company has already specifically and substantially addressed each and every element and factor that the Proposal requests be addressed in the Requested Report. The Proponents may disapprove of the Company Process, but the Proposal has not requested any changes to the Company's Process. Instead, the Proposal simply requests a report about the Company Process. The Company believes that the information described above, which is currently posted and will continue to be posted[13] on the Corporate Website and available to the Company's shareholders, is the same information that is called for by the Proposal. Accordingly, the Company believes that, with respect to the Proposal, it has met the substantial implementation standard set forth in Rule 14a-8(i)(10) and that the Company should be allowed to exclude the Proposal from the 2013 Proxy Material on the grounds of substantial implementation.

IV. **The Proposal Deals With Substantially The Same Subject Matter As A Previously Submitted Proposal, And That Proposal Did Not Receive The Support Necessary For Resubmission.**

Under Rule 14a-8(i)(12)(i), a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" may be excluded from the proxy materials "for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . [l]ess than 3% of the vote if proposed once within the preceding 5 calendar years."

[13] The Company expects that it may update, from time to time, the Suppliers Manual and the Statement of Ethics as posted on the Corporate Website and will issue at some time in the future an updated Global Responsibility Report. The Suppliers Manual, the Statement of Ethics and the Global Responsibility Report referred to in this letter will remain posted on the Corporate Website for the foreseeable future. The Company expects that any updated and new versions of those materials that are posted on the Corporate Website will continue to include the same type of information regarding the Company Process, as it may be amended or modified from time to time, as is now posted on the Corporate Website.

(A) Background of the Basis for Exclusion. The Commission has indicated that the condition in Rule 14a-8(i)(12) that the shareholder proposals deal with "substantially the same subject matter" does not mean that the previous proposal(s) and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a ***consideration of the substantive concerns*** raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Exchange Act Release No. 20091 (Aug. 16, 1983) (emphasis added).

As the Commission instructed, when considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals rather than on the specific language or corporate action proposed to be taken. Thus, the Staff has concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying issues with a prior proposal, even if the proposals recommended that the registrant take different actions. *See Medtronic Inc.* (avail. June 2, 2005) and *Bank of America Corp.* (avail. Feb. 25, 2005);[14] *Saks Inc.* (avail. Mar. 1, 2004).[15]

Similarly, in *Pfizer Inc.* (avail. Feb. 25, 2008), the Staff permitted the exclusion of a shareholder proposal requesting a report on the rationale for increasingly exporting the registrant's animal experimentation to countries that have substandard animal welfare regulations because the proposal dealt with substantially the same subject matter as previous proposals on animal care and testing (including a proposal requesting a report on the feasibility of amending the registrant's animal care policy to extend to all contract laboratories and a proposal requesting a policy statement committing to the use of *in vitro* tests in place of other specific animal testing methods). The specific actions requested by the proposals in *Pfizer* were widely different—providing a rationale for its use of overseas animal testing facilities as compared to issuing a policy statement regarding the use of alternative test procedures in its research work—but the Staff agreed with the registrant that the substantive issue underlying all of these proposals was a concern for animal welfare and therefore found the proposal to be excludable. *See also Ford Motor Co.* (avail. Feb. 28, 2007);[16] *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004);[17] and *Eastman Chemical Co.* (avail. Feb. 28, 1997).[18]

In addition, the Staff has concurred in the exclusion of shareholder proposals despite the proposals differing in scope from the prior proposals. *See, e.g., Exxon Mobil Corp.* (avail. Mar. 23, 2012);[19] *Dow Jones & Co., Inc.* (avail. Dec. 17, 2004);[20] and *General Motors Corp.* (avail. Mar. 18, 1999).[21]

---

[14] Concurring that proposals requesting that the registrants list all of their political and charitable contributions on their websites were excludable as each dealt with substantially the same subject matter as prior proposals requesting that the registrants cease making charitable contributions.

[15] Permitting exclusion of a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code, as it dealt with substantially the same subject matter as a prior proposal requesting a report on the registrant's vendor labor standards and compliance mechanisms.

[16] Proposal requesting that the registrant's board of directors institute an executive compensation program that tracks progress in improving fuel efficiency of the registrant's new vehicles found excludable as involving substantially the same subject matter as a prior proposal on linking a significant portion of executive compensation to progress in reducing greenhouse gas emissions from the registrant's new vehicles.

[17] Proposal requesting that the registrant's board of directors review pricing and marketing policies and prepare a report on how the registrant would respond to pressure to increase access to prescription drugs held excludable as involving substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products.

[18] Proposal requesting a report on the legal issues related to the supply of raw materials to tobacco companies found excludable as involving substantially the same subject matter as a prior proposal requesting that the registrant divest a product line that produced materials used to manufacture cigarette filters.

[19] Concurring that a proposal requesting a comprehensive policy on water addressed substantially the same subject matter as three other proposals, one of which requested that the board issue a report on issues relating to land, water and soil.

(B) The Proposal Deals with Substantially the Same Subject Matter as a Proposal That Was Previously Included in the Company's Proxy Materials within the Preceding Five Calendar Years. The Company has within the past five years included in its proxy materials a shareholder proposal that, like the Proposal, addresses the measurement, prevention and reporting of human rights issues in the Company's supply chain. Specifically, the Company included a shareholder proposal in its 2011 proxy materials, filed on April 18, 2011 (the "*2011 Proposal*"), attached hereto as Exhibit W, that requested that the Board

> take the necessary steps to require that the Company's supplier(s) publish annually an independently verifiable sustainability report. Among other important disclosures, such report should include the supplier's objective assessments and measurements of performance on workplace safety, and human and worker rights, using internationally recognized standards, indicators and measurement protocols. In addition, a report should include incidents of noncompliance, actions taken to remedy those incidents, and measures taken to contribute to long-term prevention and mitigation.

As discussed below, the Proposal concerns substantially the same subject matter as the 2011 Proposal. Both proposals express similar "substantive concerns" regarding the measurement, prevention and reporting of human rights issues. In particular, both proposals characterize human rights risks in the Company's supply chain as a potential threat to the long-term interests of the Company's shareholders, and they cite United Nations documents in support of the importance of addressing these risks. Both proposals discuss a gap between principles and actual practices, and both proposals seek a report detailing: (1) the standards and practices that are used to bridge this gap; and (2) how past human rights issues are used to shape the actions of the Company or its suppliers going forward.

The Proposal's supporting statement notes that "[a]s long-term shareholders, we favor policies and practices protecting and enhancing the value of our investments," adding that there is "increasing recognition that company risks related to human rights violations . . . can adversely affect share value." While acknowledging that the Company has a "code of conduct" addressing human rights issues, the supporting statement notes that "adoption of principles is only the first step in effectively managing human rights risks," and that companies "must assess the risks to share value posed by human rights practices in their operations and supply chains in order to translate principles into protective practices." The supporting statement cites the United Nations Guiding Principles on Business and Human Rights for the principle that "'businesses should carry out human rights due diligence . . . assessing actual and potential human rights impacts, integrating and acting upon the findings, tracking responses, and communicating how impacts are addressed.'" After mentioning the Company's presence in several countries with "significant human rights risks," the supporting statement notes that disclosure would allow shareholders to evaluate how the Company is "managing human rights risks and assess potential financial and reputational consequences" for the Company. The resolution urges the Board to report on the Company's "process for identifying and analyzing potential and actual human rights risks of [the Company's] operations and supply chain," addressing, *inter alia*, the "principles used to frame the assessment," the "[m]ethodology used to track and measure performance" and "[h]ow the results of the assessment are incorporated into company policies and decision making."

The 2011 Proposal's recitals noted that "the UN Global Compact asks companies to embrace, support and enact . . . a set of core values in the areas of human rights." It also asserted that "the long-term interests of shareholders would be better served if companies were to require their suppliers to establish performance goals on human and worker rights, and to measure and publicly report on performance using internationally recognized standards and measurement protocols," while citing a study that found a significant gap between corporate "general policies" against labor and human rights abuses, and the "more detailed standards and enforcement mechanisms required to carry them out." The supporting statement also asserted that a "company's best opportunity for early identification and mitigation of the risks posed by the human and labor rights violations of its suppliers is its development and rigorous implementation of a risk-management framework to enable its monitoring and verification of its suppliers' performance against internationally recognized standards of human and labor rights, using measurable and verifiable indicators of performance." To this end, the supporting statement added that an

---

[20] Permitting exclusion of a proposal requesting that the registrant publish information relating to its process for donations to a particular non-profit organization, as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations.

[21] Permitting exclusion of a proposal regarding goods or services that utilize slave or forced labor in China because it dealt with substantially the same subject matter as previous proposals that would have applied to the Soviet Union as well as China.

"annual sustainability reporting requirement of [the Company's] supplier(s) would strengthen the [C]ompany's ability to assess its suppliers' performance, to hold its suppliers accountable, help to drive performance improvements, and enable investors to better understand and assess potential reputational and/or operational risks." The resolution requested that the Board take the necessary steps to require the Company's suppliers to publish an annual sustainability report, which would include "assessments and measurements of performance on workplace safety, and human and worker rights,"[22] as well as "incidents of non-compliance," remedial actions, and long-term prevention and mitigation measures.

As illustrated above, the Proposal and the 2011 Proposal express similar "substantive concerns" regarding human rights risks, and likewise call for the Board to take action to measure, prevent, and report on human rights issues in the Company's supply chain. The fact that the Proposal addresses the Company's "operations" in addition to its supply chain, while the 2011 Proposal focuses only on the Company's supply chain, is irrelevant pursuant to Staff precedent. As illustrated by the *Exxon Mobil*, *Dow Jones* and *General Motors* precedent cited above, the Staff has concurred in the exclusion of shareholder proposals that varied in scope from previously submitted proposals. For example, in *General Motors*, the Staff concurred that a proposal regarding goods or services that utilize slave or forced labor in China was excludable because it dealt with the same subject matter as a previous proposal relating to both China and the Soviet Union. The difference in scope between the Proposal and the 2011 Proposal is thus irrelevant pursuant to Staff precedent.

Likewise, the Proposal and the 2011 Proposal deal with substantially the same subject matter despite the fact that their precise terms differ slightly. The Staff has, on repeated occasions, permitted the exclusion under Rule 14a-8(i)(12) of shareholder proposals that requested reports on related topics even though the specific information to be covered by each report varied. For example, in *Bank of America Corp.* (avail. Dec. 22, 2008), the Staff concurred in excluding a shareholder proposal pursuant to Rule 14a-8(i)(12) because the proposal addressed substantially the same subject matter as two previous proposals, although the later proposal specified additional and different detail to be covered by the requested report. In *Bank of America*, the 2005 and 2006 proposals requested an annual report detailing the date and amount of the registrant's direct and indirect political and related contributions and the recipient of each contribution, and the 2008 proposal requested a semi-annual report disclosing an accounting of political contributions and expenditures, identification of the persons participating in the decision to make the contributions and expenditures and any internal policies governing political contributions and expenditures. Despite the fact that the requested reports were different with respect to the subjects covered or their frequency, the Staff concurred that they involved substantially the same subject matter and thus were excludable under Rule 14a-8(i)(12).

Notably, the Proposal and the 2011 Proposal express the same "substantive concerns" regarding the measurement, prevention and reporting of human rights issues in the Company's supply chain. As in *Bank of America,* while there are slight variations in the specific requests of the Proposal and the 2011 Proposal, the substantive concerns being expressed are the same.

(C) The 2011 Proposal Did Not Receive the Shareholder Support Necessary to Permit Resubmission. In addition to requiring that the proposals address the same substantive concern, Rule 14a-8(i)(12) sets thresholds with respect to the percentage of shareholder votes cast in favor of the last proposal submitted and included in the Company's proxy materials. As evidenced in the Company's Form 8-K filed on June 9, 2011, which states the voting results for the Company's 2011 Annual Shareholders' Meeting and is attached as Exhibit X, the 2011 Proposal received approximately 2.00% of the vote at the Company's 2011 meeting.[23] Thus, the 2011 Proposal failed to meet the required 3% threshold at the 2011 meeting, so the Proposal is excludable under Rule 14a-8(i)(12)(i).

V. **Conclusion**.

The Company hereby requests that the Staff confirm that it will not recommend any enforcement action if the Company excludes the Proposal from the 2013 Proxy Materials. Should the Staff disagree with the conclusions

---

[22] In referring to "workplace safety and human and worker rights," the 2011 Proposal addresses the same issues that the Proposal describes simply as "human rights" issues. The Proposal's supporting statement lists what the Proponents believe to be the Company's "human rights risks," and among the items in this list are such issues as "fire safety," "freedom of association," "forced labor" and "wage theft."

[23] The 2011 Proposal received 2,701,517,212 "against" votes and 55,074,457 "for" votes. Abstentions and broker non-votes were not included for purposes of this calculation. *See* Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

set forth herein, we would appreciate the opportunity to confer with the Staff prior to the issuance of the Staff's response. Moreover, the Company reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2013 Proxy Materials.

Please call the undersigned at (479) 277-0377 or Geoffrey W. Edwards, Senior Associate General Counsel, at (479) 204-6483, if you require additional information or wish to discuss this submission.

Thank you for your consideration.

Sincerely,

Erron Smith

Erron W. Smith
Associate General Counsel
Wal-Mart Stores, Inc.

Cc: Ms. Mary Pat Tifft, via Federal Express
Ms. Jackie Goebel, via Federal Express
Mr. Carlton Smith, via Federal Express
Ms. Janet Sparks, via Federal Express
Ms. Cynthia Murray, via Federal Express

Enclosures

Exhibit A

Proposal

[begins on following page]

December 14, 2012

VIA OVERNIGHT MAIL

Gordon Y.Allison
Vice President and General Counsel
Corporate Division
702 Southwest 8th Street
Bentonville, Arkansas 72716- 0215

Dear Mr. Allison:

On behalf of myself and the co-sponsors listed below, I write to give notice that pursuant to the 2012 proxy statement of Wal-Mart, Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, I intend to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting"). I am the beneficial owner of 423.093 shares of voting common stock (the "Shares") of the Company, and have held the Shares for over one year. In addition, I intend to hold the Shares through the date on which the Annual Meeting is held.

The co-sponsors are as follows: Jackie Goebel, Carlton Smith, Janet Sparks, and Cynthia Murray. Each co-sponsor is submitting his/her materials under separate cover.

The Proposal is attached. I represent that I intend to appear in person or by proxy at the Annual Meeting to present the Proposal. Please direct all questions or correspondence regarding the Proposal to me at 262-694-5337.

Sincerely,

Mary Pat Tifft
Wal-Mart Associate

Enclosure

RESOLVED, that shareholders of Wal-Mart Stores, Inc.("Walmart") urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on Walmart's process for identifying and analyzing potential and actual human rights risks of Walmart's operations and supply chain (referred to herein as a "human rights risk assessment") addressing the following:

- Human rights principles used to frame the assessment
- Frequency of assessment
- Methodology used to track and measure performance
- Nature and extent of consultation with relevant stakeholders in connection with the assessment
- How the results of the assessment are incorporated into company policies and decision making

The report should be made available to shareholders on Walmart's website no later than October 31, 2013.

Supporting Statement

As long-term shareholders, we favor policies and practices protecting and enhancing the value of our investments. There is increasing recognition that company risks related to human rights violations, such as litigation, reputational damage, and project delays and disruptions, can adversely affect share value.

Walmart, like many other companies, has adopted a code of conduct addressing human rights issues, and a separate code applies to its suppliers. (See http://cdn.walmartstores.com/statementofethics/pdf/U.S_SOE.pdf; http://corporate.walmart.com/global-responsibility/ethical-sourcing/standards-for-suppliers) But adoption of principles is only the first step in effectively managing human rights risks. Companies must assess the risks to share value posed by human rights practices in their operations and supply chains in order to translate principles into protective practices.

The importance of human rights risk assessment is reflected in the United Nations Guiding Principles on Business and Human Rights (the "Ruggie Principles") approved by the UN Human Rights Council in 2011. The Ruggie Principles urge that "business enterprises should carry out human rights due diligence ... assessing actual and potential human rights impacts, integrating and acting upon the findings, tracking responses, and communicating how impacts are addressed." (http://www.business-humanrights.org/media/documents/ruggie/ruggie-guiding-principles-21-mar-2011.pdf)

Walmart's business exposes the company to significant human rights risks. Walmart has stores in countries such as China, El Salvador and Uganda (10-K for FY 2012, at 7-8), where human rights abuses are well-documented. (http://www.state.gov/j/drl/rls/hrrpt/humanrightsreport/index.htm?dlid=186268#wrapper; http://www.state.gov/j/drl/rls/hrrpt/humanrightsreport/index.htm?dlid=186513#wrapper; http://www.state.gov/j/drl/rls/hrrpt/humanrightsreport/index.htm?dlid=186254#wrapper)

Walmart has been involved in human rights controversies. For example, in November 2012, a fire at a factory in Bangladesh used by two Walmart suppliers killed 112 workers. (http://www.nytimes.com/2012/12/11/world/asia/tazreen-factory-used-by-2nd-walmart-supplier-at-time-of-fire.html) Reports indicated that Walmart opposed raising prices paid by retailers to pay for fire safety improvements at Bangladeshi factories. (http://www.nytimes.com/2012/12/06/world/asia/3-walmart-suppliers-made-goods-in-bangladeshi-factory-where-112-died-in-fire.html) In the US, Walmart associates struck in November 2012 to protest, among other things, interference with freedom of association. (http://www.businessweek.com/articles/2012-11-16/wal-mart-workers-black-friday-strike) Walmart suppliers in the US have also been implicated in human rights violations. For example, in June 2012 allegations surfaced that abuses including forced labor and wage theft had occurred in a seafood processor and other suppliers using immigrant seasonal workers. (http://www.nytimes.com/2012/07/09/opinion/forced-labor-on-american-shores.html?_r=0)

Disclosure of Walmart's human rights due diligence process would allow shareholders to evaluate how Walmart is managing human rights risks and assess potential financial and reputational consequences for Walmart.

We urge shareholders to vote for this proposal.

Mary Pat Tifft

December 14, 2012

VIA OVERNIGHT MAIL
Gordon Y.Allison
Vice President and General Counsel
Corporate Division
702 Southwest 8th Street
Bentonville, Arkansas 72716- 0215

Dear Mr. Allison:

I write to give notice that pursuant to the 2012 proxy statement of Wal-Mart, Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, I intend to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting"). I am the beneficial owner of 1,008 shares of voting common stock (the "Shares") of the Company, and have held the Shares for over one year. In addition, I intend to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that I intend to appear in person or by proxy at the Annual Meeting to present the Proposal. Please direct all questions or correspondence regarding the Proposal to me at 262-496-9978.

Sincerely,

Jackie Goebel
Wal-Mart Associate
Jackie Goebel

Enclosure

number of Shares.
645.6904

RESOLVED, that shareholders of Wal-Mart Stores, Inc.("Walmart") urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on Walmart's process for identifying and analyzing potential and actual human rights risks of Walmart's operations and supply chain (referred to herein as a "human rights risk assessment") addressing the following:

- Human rights principles used to frame the assessment
- Frequency of assessment
- Methodology used to track and measure performance
- Nature and extent of consultation with relevant stakeholders in connection with the assessment
- How the results of the assessment are incorporated into company policies and decision making

The report should be made available to shareholders on Walmart's website no later than October 31, 2013.

Supporting Statement

As long-term shareholders, we favor policies and practices protecting and enhancing the value of our investments. There is increasing recognition that company risks related to human rights violations, such as litigation, reputational damage, and project delays and disruptions, can adversely affect share value.

Walmart, like many other companies, has adopted a code of conduct addressing human rights issues, and a separate code applies to its suppliers. (See http://cdn.walmartstores.com/statementofethics/pdf/U.S_SOE.pdf; http://corporate.walmart.com/global-responsibility/ethical-sourcing/standards-for-suppliers) But adoption of principles is only the first step in effectively managing human rights risks. Companies must assess the risks to share value posed by human rights practices in their operations and supply chains in order to translate principles into protective practices.

The importance of human rights risk assessment is reflected in the United Nations Guiding Principles on Business and Human Rights (the "Ruggie Principles") approved by the UN Human Rights Council in 2011. The Ruggie Principles urge that "business enterprises should carry out human rights due diligence ... assessing actual and potential human rights impacts, integrating and acting upon the findings, tracking responses, and communicating how impacts are addressed." (http://www.business-humanrights.org/media/documents/ruggie/ruggie-guiding-principles-21-mar-2011.pdf)

Walmart's business exposes the company to significant human rights risks. Walmart has stores in countries such as China, El Salvador and Uganda (10-K for FY 2012, at 7-8), where human rights abuses are well-documented. (http://www.state.gov/j/drl/rls/hrrpt/humanrightsreport/index.htm?dlid=186268#wrapper; http://www.state.gov/j/drl/rls/hrrpt/humanrightsreport/index.htm?dlid=186513#wrapper; http://www.state.gov/j/drl/rls/hrrpt/humanrightsreport/index.htm?dlid=186254#wrapper)

Walmart has been involved in human rights controversies. For example, in November 2012, a fire at a factory in Bangladesh used by two Walmart suppliers killed 112 workers. (http://www.nytimes.com/2012/12/11/world/asia/tazreen-factory-used-by-2nd-walmart-supplier-at-time-of-fire.html) Reports indicated that Walmart opposed raising prices paid by retailers to pay for fire safety improvements at Bangladeshi factories. (http://www.nytimes.com/2012/12/06/world/asia/3-walmart-suppliers-made-goods-in-bangladeshi-factory-where-112-died-in-fire.html) In the US, Walmart associates struck in November 2012 to protest, among other things, interference with freedom of association. (http://www.businessweek.com/articles/2012-11-16/wal-mart-workers-black-friday-strike) Walmart suppliers in the US have also been implicated in human rights violations. For example, in June 2012 allegations surfaced that abuses including forced labor and wage theft had occurred in a seafood processor and other suppliers using immigrant seasonal workers. (http://www.nytimes.com/2012/07/09/opinion/forced-labor-on-american-shores.html?_r=0)

Disclosure of Walmart's human rights due diligence process would allow shareholders to evaluate how Walmart is managing human rights risks and assess potential financial and reputational consequences for Walmart.

We urge shareholders to vote for this proposal.

December 14, 2012

VIA OVERNIGHT MAIL
Gordon Y.Allison
Vice President and General Counsel
Corporate Division
702 Southwest 8th Street
Bentonville, Arkansas 72716- 0215

Dear Mr. Allison:

I write to give notice that pursuant to the 2012 proxy statement of Wal-Mart, Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, I intend to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting"). I am the beneficial owner of 24 shares of voting common stock (the "Shares") of the Company, and have held the Shares for over one year. In addition, I intend to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that I intend to appear in person or by proxy at the Annual Meeting to present the Proposal. Please direct all questions or correspondence regarding the Proposal to me at 240-413-0355.

Sincerely,

Cynthia Murray
Wal-Mart Associate

Enclosure

RESOLVED, that shareholders of Wal-Mart Stores, Inc.("Walmart") urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on Walmart's process for identifying and analyzing potential and actual human rights risks of Walmart's operations and supply chain (referred to herein as a "human rights risk assessment") addressing the following:

- Human rights principles used to frame the assessment
- Frequency of assessment
- Methodology used to track and measure performance
- Nature and extent of consultation with relevant stakeholders in connection with the assessment
- How the results of the assessment are incorporated into company policies and decision making

The report should be made available to shareholders on Walmart's website no later than October 31, 2013.

Supporting Statement

As long-term shareholders, we favor policies and practices protecting and enhancing the value of our investments. There is increasing recognition that company risks related to human rights violations, such as litigation, reputational damage, and project delays and disruptions, can adversely affect share value.

Walmart, like many other companies, has adopted a code of conduct addressing human rights issues, and a separate code applies to its suppliers. (See http://cdn.walmartstores.com/statementofethics/pdf/U.S_SOE.pdf; http://corporate.walmart.com/global-responsibility/ethical-sourcing/standards-for-suppliers) But adoption of principles is only the first step in effectively managing human rights risks. Companies must assess the risks to share value posed by human rights practices in their operations and supply chains in order to translate principles into protective practices.

The importance of human rights risk assessment is reflected in the United Nations Guiding Principles on Business and Human Rights (the "Ruggie Principles") approved by the UN Human Rights Council in 2011. The Ruggie Principles urge that "business enterprises should carry out human rights due diligence ... assessing actual and potential human rights impacts, integrating and acting upon the findings, tracking responses, and communicating how impacts are addressed." (http://www.business-humanrights.org/media/documents/ruggie/ruggie-guiding-principles-21-mar-2011.pdf)

Walmart's business exposes the company to significant human rights risks. Walmart has stores in countries such as China, El Salvador and Uganda (10-K for FY 2012, at 7-8), where human rights abuses are well-documented. (http://www.state.gov/j/drl/rls/hrrpt/humanrightsreport/index.htm?dlid=186268#wrapper; http://www.state.gov/j/drl/rls/hrrpt/humanrightsreport/index.htm?dlid=186513#wrapper; http://www.state.gov/j/drl/rls/hrrpt/humanrightsreport/index.htm?dlid=186254#wrapper)

Walmart has been involved in human rights controversies. For example, in November 2012, a fire at a factory in Bangladesh used by two Walmart suppliers killed 112 workers. (http://www.nytimes.com/2012/12/11/world/asia/tazreen-factory-used-by-2nd-walmart-supplier-at-time-of-fire.html) Reports indicated that Walmart opposed raising prices paid by retailers to pay for fire safety improvements at Bangladeshi factories. (http://www.nytimes.com/2012/12/06/world/asia/3-walmart-suppliers-made-goods-in-bangladeshi-factory-where-112-died-in-fire.html) In the US, Walmart associates struck in November 2012 to protest, among other things, interference with freedom of association. (http://www.businessweek.com/articles/2012-11-16/wal-mart-workers-black-friday-strike) Walmart suppliers in the US have also been implicated in human rights violations. For example, in June 2012 allegations surfaced that abuses including forced labor and wage theft had occurred in a seafood processor and other suppliers using immigrant seasonal workers. (http://www.nytimes.com/2012/07/09/opinion/forced-labor-on-american-shores.html?_r=0)

Disclosure of Walmart's human rights due diligence process would allow shareholders to evaluate how Walmart is managing human rights risks and assess potential financial and reputational consequences for Walmart.

We urge shareholders to vote for this proposal.

December 14, 2012

VIA OVERNIGHT MAIL
Gordon Y.Allison
Vice President and General Counsel
Corporate Division
702 Southwest 8th Street
Bentonville, Arkansas 72716- 0215

Dear Mr. Allison:

I write to give notice that pursuant to the 2012 proxy statement of Wal-Mart, Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, I intend to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting"). I am the beneficial owner of 6 shares of voting common stock (the "Shares") of the Company, and have held the Shares for over one year. In addition, I intend to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that I intend to appear in person or by proxy at the Annual Meeting to present the Proposal. Please direct all questions or correspondence regarding the Proposal to me at 610-329-8568.

Sincerely,

Janet Sparks

Janet Sparks
Wal-Mart Associate

Enclosure

RESOLVED, that shareholders of Wal-Mart Stores, Inc.("Walmart") urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on Walmart's process for identifying and analyzing potential and actual human rights risks of Walmart's operations and supply chain (referred to herein as a "human rights risk assessment") addressing the following:

- Human rights principles used to frame the assessment
- Frequency of assessment
- Methodology used to track and measure performance
- Nature and extent of consultation with relevant stakeholders in connection with the assessment
- How the results of the assessment are incorporated into company policies and decision making

The report should be made available to shareholders on Walmart's website no later than October 31, 2013.

Supporting Statement

As long-term shareholders, we favor policies and practices protecting and enhancing the value of our investments. There is increasing recognition that company risks related to human rights violations, such as litigation, reputational damage, and project delays and disruptions, can adversely affect share value.

Walmart, like many other companies, has adopted a code of conduct addressing human rights issues, and a separate code applies to its suppliers. (See http://cdn.walmartstores.com/statementofethics/pdf/U.S_SOE.pdf; http://corporate.walmart.com/global-responsibility/ethical-sourcing/standards-for-suppliers) But adoption of principles is only the first step in effectively managing human rights risks. Companies must assess the risks to share value posed by human rights practices in their operations and supply chains in order to translate principles into protective practices.

The importance of human rights risk assessment is reflected in the United Nations Guiding Principles on Business and Human Rights (the "Ruggie Principles") approved by the UN Human Rights Council in 2011. The Ruggie Principles urge that "business enterprises should carry out human rights due diligence ... assessing actual and potential human rights impacts, integrating and acting upon the findings, tracking responses, and communicating how impacts are addressed." (http://www.business-humanrights.org/media/documents/ruggie/ruggie-guiding-principles-21-mar-2011.pdf)

Walmart's business exposes the company to significant human rights risks. Walmart has stores in countries such as China, El Salvador and Uganda (10-K for FY 2012, at 7-8), where human rights abuses are well-documented. (http://www.state.gov/j/drl/rls/hrrpt/humanrightsreport/index.htm?dlid=186268#wrapper; http://www.state.gov/j/drl/rls/hrrpt/humanrightsreport/index.htm?dlid=186513#wrapper; http://www.state.gov/j/drl/rls/hrrpt/humanrightsreport/index.htm?dlid=186254#wrapper)

Walmart has been involved in human rights controversies. For example, in November 2012, a fire at a factory in Bangladesh used by two Walmart suppliers killed 112 workers. (http://www.nytimes.com/2012/12/11/world/asia/tazreen-factory-used-by-2nd-walmart-supplier-at-time-of-fire.html) Reports indicated that Walmart opposed raising prices paid by retailers to pay for fire safety improvements at Bangladeshi factories. (http://www.nytimes.com/2012/12/06/world/asia/3-walmart-suppliers-made-goods-in-bangladeshi-factory-where-112-died-in-fire.html) In the US, Walmart associates struck in November 2012 to protest, among other things, interference with freedom of association. (http://www.businessweek.com/articles/2012-11-16/wal-mart-workers-black-friday-strike) Walmart suppliers in the US have also been implicated in human rights violations. For example, in June 2012 allegations surfaced that abuses including forced labor and wage theft had occurred in a seafood processor and other suppliers using immigrant seasonal workers. (http://www.nytimes.com/2012/07/09/opinion/forced-labor-on-american-shores.html?_r=0)

Disclosure of Walmart's human rights due diligence process would allow shareholders to evaluate how Walmart is managing human rights risks and assess potential financial and reputational consequences for Walmart.

We urge shareholders to vote for this proposal.

December 14, 2012

VIA OVERNIGHT MAIL
Gordon Y.Allison
Vice President and General Counsel
Corporate Division
702 Southwest 8th Street
Bentonville, Arkansas 72716- 0215

Dear Mr. Allison:

I write to give notice that pursuant to the 2012 proxy statement of Wal-Mart, Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, I intend to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting"). I am the beneficial owner of 4 shares of voting common stock (the "Shares") of the Company, and have held the Shares for over one year. In addition, I intend to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that I intend to appear in person or by proxy at the Annual Meeting to present the Proposal. Please direct all questions or correspondence regarding the Proposal to me at 562-308-0761.

Sincerely,

Carlton Smith
Wal-Mart Associate

Enclosure

RESOLVED, that shareholders of Wal-Mart Stores, Inc.("Walmart") urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on Walmart's process for identifying and analyzing potential and actual human rights risks of Walmart's operations and supply chain (referred to herein as a "human rights risk assessment") addressing the following:

- Human rights principles used to frame the assessment
- Frequency of assessment
- Methodology used to track and measure performance
- Nature and extent of consultation with relevant stakeholders in connection with the assessment
- How the results of the assessment are incorporated into company policies and decision making

The report should be made available to shareholders on Walmart's website no later than October 31, 2013.

Supporting Statement

As long-term shareholders, we favor policies and practices protecting and enhancing the value of our investments. There is increasing recognition that company risks related to human rights violations, such as litigation, reputational damage, and project delays and disruptions, can adversely affect share value.

Walmart, like many other companies, has adopted a code of conduct addressing human rights issues, and a separate code applies to its suppliers. (See http://cdn.walmartstores.com/statementofethics/pdf/U.S_SOE.pdf; http://corporate.walmart.com/global-responsibility/ethical-sourcing/standards-for-suppliers) But adoption of principles is only the first step in effectively managing human rights risks. Companies must assess the risks to share value posed by human rights practices in their operations and supply chains in order to translate principles into protective practices.

The importance of human rights risk assessment is reflected in the United Nations Guiding Principles on Business and Human Rights (the "Ruggie Principles") approved by the UN Human Rights Council in 2011. The Ruggie Principles urge that "business enterprises should carry out human rights due diligence ... assessing actual and potential human rights impacts, integrating and acting upon the findings, tracking responses, and communicating how impacts are addressed." (http://www.business-humanrights.org/media/documents/ruggie/ruggie-guiding-principles-21-mar-2011.pdf)

Walmart's business exposes the company to significant human rights risks. Walmart has stores in countries such as China, El Salvador and Uganda (10-K for FY 2012, at 7-8), where human rights abuses are well-documented. (http://www.state.gov/j/drl/rls/hrrpt/humanrightsreport/index.htm?dlid=186268#wrapper; http://www.state.gov/j/drl/rls/hrrpt/humanrightsreport/index.htm?dlid=186513#wrapper; http://www.state.gov/j/drl/rls/hrrpt/humanrightsreport/index.htm?dlid=186254#wrapper)

Walmart has been involved in human rights controversies. For example, in November 2012, a fire at a factory in Bangladesh used by two Walmart suppliers killed 112 workers. (http://www.nytimes.com/2012/12/11/world/asia/tazreen-factory-used-by-2nd-walmart-supplier-at-time-of-fire.html) Reports indicated that Walmart opposed raising prices paid by retailers to pay for fire safety improvements at Bangladeshi factories. (http://www.nytimes.com/2012/12/06/world/asia/3-walmart-suppliers-made-goods-in-bangladeshi-factory-where-112-died-in-fire.html) In the US, Walmart associates struck in November 2012 to protest, among other things, interference with freedom of association. (http://www.businessweek.com/articles/2012-11-16/wal-mart-workers-black-friday-strike) Walmart suppliers in the US have also been implicated in human rights violations. For example, in June 2012 allegations surfaced that abuses including forced labor and wage theft had occurred in a seafood processor and other suppliers using immigrant seasonal workers. (http://www.nytimes.com/2012/07/09/opinion/forced-labor-on-american-shores.html?_r=0)

Disclosure of Walmart's human rights due diligence process would allow shareholders to evaluate how Walmart is managing human rights risks and assess potential financial and reputational consequences for Walmart.

We urge shareholders to vote for this proposal.

<u>Exhibit B</u>

[begins on following page]

Our 3 Basic Beliefs

Since Sam Walton founded Walmart, it has always been a values-based, ethically led company. The values that guide our decisions and our leadership are the 3 Basic Beliefs:

1

Respect for the individual

2

Service to our customers

3

Striving for excellence

Vision statement

The vision of the Global Ethics Office is to promote ownership of Walmart's ethical culture to all stakeholders globally.



Guiding principles

These principles are meant to help our associates make the right decisions, and to act with integrity.

- Always act with integrity.
- Lead with integrity, and expect others to work with integrity.
- Follow the law at all times.
- Be honest and fair.
- Reveal and report all information truthfully, without manipulation or misrepresentation.
- Work, actions, and relationships outside of your position with the company should be free of any conflicts of interest (discussed later in this guide).
- Respect and encourage diversity, and never discriminate against anyone.
- Ask your manager or the Global Ethics Office for help if you have questions about this Statement of Ethics, or if you face an ethical problem.
- Promptly report suspected violations of the Statement of Ethics.
- Cooperate with and maintain the private nature of any investigation of a possible ethics violation.
- When involved in an ethics investigation, you should reveal and report all information truthfully. You should present all the facts you are aware of without personal opinion, bias, or judgment.



> A people that values its privileges above its principles soon loses both.
>
> Dwight D. Eisenhower, 34th President of the United States

Who's covered by the Statement of Ethics?

Associates and Directors

This Statement of Ethics applies to all associates worldwide, and all members of the board of directors of Wal-Mart Stores, Inc. It also applies to the associates and directors of all Walmart–controlled subsidiaries.

Third Parties

Walmart expects its suppliers, consultants, law firms, public relations firms, contractors, and other service providers to act ethically and in a manner consistent with this Statement of Ethics. If you hire a service provider, you should take reasonable steps to make sure the service provider is aware of our Statement of Ethics, has a reputation for integrity, and acts in a responsible manner consistent with our standards.

What law applies

Walmart conducts business in many countries around the world. Our associates are citizens of many countries and, as a result, our operations are subject to many different laws, customs, and cultures.

The number of laws and regulations around the world that affect Walmart increase and become more complex each year. When it's possible, this Statement of Ethics will be modified to conform to changes in laws and customs. In some instances, the laws of two or more countries will conflict. When you encounter a conflict, contact the Global Ethics Office or your in-country Ethics Committee to understand how to resolve the conflict.

Associate responsibilities

The following basic obligations apply to all associates:

- Follow the law at all times. If you see any associate violating the law, or if you're asked to do something you believe may violate the law, discuss it immediately with your manager, in-country Ethics Committee, or the Global Ethics Office.
- Read and understand the Guiding Principles and use those principles in your job every day.
- Learn the policies that apply to your job. No one expects you to memorize every policy, but it's good to have a basic understanding of issues covered by each policy.

- Ask for help from your manager, the Global Ethics Office, or other Walmart resources when you have questions about the application of this Statement of Ethics or other policies.
- Immediately raise any concern you, or others, may have about possible requests or acts that may be a violation of this Statement of Ethics or any Walmart policy.
- It's important to understand how to raise ethics concerns. You can raise them with a manager, or by contacting the Global Ethics Office directly. Ways to raise concerns are described in more detail later in this guide. If you raise an ethics concern through a manager and the issue is not resolved, raise it through a different manager or the Global Ethics Office directly.
- Cooperate with and maintain the privacy of any Walmart investigation into violations of this Statement of Ethics, or any other Walmart policy.

Additional responsibilities for management

As a management associate, you're responsible for creating an environment that encourages compliance with Walmart Statement of Ethics. Supervision of responsible business practices is as important as supervision of performance. You should do the following to make sure our company maintains the highest ethics:

- When an ethics issue comes to your attention, contact the Global Ethics Office for assistance.
- Meet with your direct reports as a group periodically to review the Guiding Principles and this Statement of Ethics.
- Where there is a conflict between our ethics and business objectives, our ethics must always come first.
- Lead by example, and encourage your associates to act with integrity in all dealings to avoid even the appearance of a violation of our business standards.
- If an ethics issue arises with one of your associates, make sure other associates in your area are not making the same mistake.
- Ensure open communication by encouraging associates in your department or division to ask questions concerning our Statement of Ethics.
- Never cover up or ignore any ethical conduct problem. Address the matter in a timely manner and seek guidance if necessary.
- Appreciate associates who raise issues.
- Never retaliate against anyone for raising an ethics issue, assisting in an investigation, or participating in any proceeding relating to an alleged violation of any applicable government regulations, laws or rules, or an alleged fraud against shareholders.
- Encourage self-reporting of business conduct violations. If an associate voluntarily reports that they were involved in an ethics violation, such self-reporting may be considered when determining the appropriate disciplinary action to be taken.

Discipline for violations

Appropriate disciplinary action, up to and including termination, may be taken against any associate whose conduct violates this Statement of Ethics or applicable laws and regulations, including the Guiding Principles.



> Don't compromise your reputation. It's a precious commodity. Don't compromise your integrity ... have a good name.
>
> Sam Walton

Raising concerns and speaking up

All of us should constantly work to maintain a working environment that encourages associates to raise concerns about possible violations of our Statement of Ethics. Often we hear stories of other companies where employees were aware of problems, but did not feel comfortable coming forward. No one should feel that way at Walmart. Please report possible ethics problems immediately so they can be resolved before more serious consequences develop.

Ethics opinions

In the normal course of business, you might have a situation where you're not quite sure if there is a violation of ethics, or whether the situation is within the standards described in this Statement of Ethics. When you have any ethics question, you are encouraged to use the Open Door process or contact the Global Ethics Office for a verbal or written opinion before you take any action.

Waivers and what happens when an ethics concern is raised

Waivers

Any associate (other than executive officers) can request from the Global Ethics Office a waiver of the applicability of this Statement of Ethics. Ethics waiver requests must be submitted in writing to the Global Ethics Office by the associate, and must contain in detail all of the relevant facts and circumstances supporting the requested waiver. The Global Ethics Office will respond in writing to the associate.

For members of the board of directors and executive officers, requests for waivers of the Statement of Ethics will only be considered by the Audit Committee or by the full board of directors, as the board of directors determines. Members of the board of directors and the chief executive officer must submit their own waiver requests in writing. Written requests must set forth the relevant facts and circumstances supporting the waiver. After receipt and review of the request, the Audit Committee or the board of directors will respond in writing to the requester. Any waivers of this Statement of Ethics granted in favor of members of the board of directors or executive officers will be promptly disclosed to shareholders.

All waiver requests must be approved in advance of the conduct for which approval is sought.

What happens when an ethics concern is raised

Walmart takes all reported concerns seriously. We will confidentially investigate allegations to determine if any law, policy, or the Statement of Ethics has been violated. If you

report a violation, the Global Ethics Office will make every effort to keep your identity private. We will also work to make sure any data relating to the investigation is kept secure. To assist in privacy, it's important that you do not discuss your concern with others.

If you've raised a concern with management, they will follow up with you in a reasonable amount of time and provide an update on the issue. Specific information regarding investigations is private information, but you will be told the status of the investigation — whether it's active or closed.

How to raise a business conduct concern

Walmart provides a variety of resources you can turn to when you need to raise a question or concern. Depending on the nature of the concern, it may be easiest to talk to the person responsible directly about your concerns, providing them an opportunity to clarify their conduct. If you don't feel comfortable handling the situation yourself, or if you believe the misconduct involves a legal issue, you should consult one of the following resources:

- **Use the Open Door Communications process**
  The Open Door Communications process is the most direct way to voice any concern to a manager. If you believe your immediate manager is involved in the problem, discuss the issue with the next level of management who is not involved, or use one of the other resources described below.

- **Call the Global Ethics Office**
  Walmart has a Global Ethics Helpline, which is available to associates around the world 24 hours a day, seven days a week, and is equipped to handle most local languages. The Helpline is staffed by an organization not affiliated with Walmart, and to the extent possible (and in conformity with local regulations), callers may not have to give their name. In all cases, associate privacy will be respected to the fullest extent possible under the law. The operator will relay the information to the Global Ethics Office, and will provide the associate with a case number and callback date if desired. Global Ethics Office phone numbers are located in the back of this tool.

Q&A

If an associate reports a Statement of Ethics violation to the Global Ethics Helpline, is that associate exempt from disciplinary actions for unrelated misconduct?

Not necessarily. The report made by the associate, and the associate's own misconduct are two separate issues that should be dealt with independent of each other. We are all expected to perform our duties with integrity, respect, and are accountable for our own actions when conducting business for Walmart.

- **Call your local Ethics Committee**
  U.S.A., Puerto Rico and Canada = 1-800-WM-ETHIC [1-800-963-8442]
  Canada (French) = 1-800-805-9121
  (Specific phone numbers for all countries are listed in the back of this tool.)

- **Contact the Global Ethics Office by mail, e-mail, or on the Internet**

  Mail
  Wal-Mart Stores, Inc.
  Attn: Global Ethics Office
  702 SW 8th Street
  Bentonville, AR 72716-0860

  E-mail
  ethics@wal-mart.com

  Internet
  walmartethics.com

Exhibit C

[begins on following page]

Ethics



As we approach Walmart's 50th anniversary, we celebrate our tradition of integrity that has always served as the foundation of our culture. We lead with integrity by demonstrating honesty, fairness and objectivity in everything we do, and it continues to be critical to our success.

Celebrating a tradition of integrity

In an effort to proactively promote ownership of Walmart's ethical culture to all stakeholders as we grow our global footprint, we formed the Walmart Global Ethics Office in 2004. We are committed to evolving with the company by continuing to provide support resources and tools to assist with ethical decision-making across our operations.

Globalizing ethics training

The key to maintaining our unique culture and commitment to integrity is engaging all associates on the front end. In the U.S., all new associates complete a Statement of Ethics e-learning module, and ethics content is integrated into our Welcome to Walmart on-boarding program, leadership academy and human resource fundamentals program. All new U.S. Home Office management associates complete a four-hour ethics education course, and a Statement of Ethics refresher module is rolled out to all Home Office U.S. associates annually.

We conducted an audit of our global ethics education programs in each of our markets around the world. Those learnings enabled us to translate our Statement of Ethics e-learning modules for use in India, Brazil, Japan, Mexico, Argentina, Chile, U.K., China and Canada scheduled for rollout in FY2013. All new international Home Office associates receive ethics training as part of their on-boarding.

As more associates reach out to our office, we are continuing to make it easier for them to get relavant information through FAQs on our intranet and blogs on our internal social networking site. Our online, mobile-friendly version of our helpline (walmartethics.com) is accessible for associates, suppliers and customers.

Leadership Speaks Series

Our Leadership Speaks Series supports our vision of promoting ownership of our ethical culture by engaging our leaders in thought-provoking conversations that set the tone at the top.

The purpose of the Leadership Speaks Series is to provide globally applicable messages to associates about the importance of integrity at Walmart. Executives and external speakers share and discuss their experiences and challenges faced to ensure that our values and culture are consistently applied and upheld across all markets.

We hosted two sessions in 2011 with two internal executives. In June, Susan Chambers, global people executive vice president, shared, "If you understand our values, you can interpret any situation and make the right decision." Former CEO and current board member Lee Scott shared insights on effectuating change today. "Managerial courage is doing what's right regardless of the cost," Lee said.



"A strong corporate culture with its own unique personality … gives us a sharp competitive edge."

Sam Walton

Integrity in Action Award

Integrity is a foundational value at Walmart, and it is important that we keep our culture of integrity strong by celebrating associates who consistently live our values. We developed our Integrity in Action Award program to recognize associates who demonstrate integrity through consistent actions and words, and inspire other associates to always do the right thing.

The program is based on voluntary nominations received from our associates. Each country where we operate was able to select an award recipient for their market. Associates selected the overall global award recipient by voting for the story they felt was most inspiring. In 2011, we received more than 11,000 nominations and 87,000 votes from our associates around the world.

The following nine market recipients traveled to our corporate office in Bentonville, Ark., to receive their awards from CEO Mike Duke and International CEO Doug McMillon:

- **Raúl Arellano,** store manager, Chile
- **Carlos Dangate,** stockman, Henderson, Nev., U.S.
- **Rafael Butiri Garcia,** supply supervisor, Brazil
- **Shravan Kumar,** floor associate, India
- **Bany López,** assistant department manager, Mexico
- **Yuri Ubaldo Marquez,** sub-administrator, Central America
- **Nelson Otero,** operations manager, Argentina
- **Kevin Trott,** colleague relations advisor, U.K.
- **Mou Zongyan,** electronics associate, China


Walmart
almart
Walma

Shining example of integrity

Mou Zongyan

As part of our Everyday Low Price philosophy and our commitment to remaining objective in business decisions, we decline gifts from suppliers, potential suppliers or customers. Mou Zongyan, an electronics associate with Walmart China, displayed that to the highest degree in 2011.

Mou was chosen by our associates as the global winner of the Integrity in Action Award in 2011. She modeled our culture of integrity by routinely declining gifts offered by suppliers seeking to influence her business decisions and by declining gratuities offered by customers to reward her for exceptional service.

Her positive actions have encouraged other associates to follow her lead and exemplify integrity. She's a role model of how to act with integrity every day, and of how to exemplify Walmart's culture.

Exhibit D

[begins on following page]

Our 3 Basic Beliefs

Since Sam Walton founded Walmart, it has always been a values-based, ethically led company. The values that guide our decisions and our leadership are the 3 Basic Beliefs:

1

Respect for the individual

2

Service to our customers

3

Striving for excellence

Vision statement

The vision of the Global Ethics Office is to promote ownership of Walmart's ethical culture to all stakeholders globally.



Guiding principles

These principles are meant to help our associates make the right decisions, and to act with integrity.

- Always act with integrity.
- Lead with integrity, and expect others to work with integrity.
- Follow the law at all times.
- Be honest and fair.
- Reveal and report all information truthfully, without manipulation or misrepresentation.
- Work, actions, and relationships outside of your position with the company should be free of any conflicts of interest (discussed later in this guide).
- Respect and encourage diversity, and never discriminate against anyone.
- Ask your manager or the Global Ethics Office for help if you have questions about this Statement of Ethics, or if you face an ethical problem.
- Promptly report suspected violations of the Statement of Ethics.
- Cooperate with and maintain the private nature of any investigation of a possible ethics violation.
- When involved in an ethics investigation, you should reveal and report all information truthfully. You should present all the facts you are aware of without personal opinion, bias, or judgment.

Harassment

We believe in treating each other with respect, whether it's a co-worker, supplier, customer, or anyone doing business with us.

Harassment:
Any conduct which inappropriately or unreasonably interferes with work performance, diminishes the dignity of any person, or creates an intimidating, hostile, or otherwise offensive work environment.

Verbal, visual, or physical conduct of a sexual nature is not acceptable in the workplace and may be determined to be sexual harassment. Examples include:

- Sexual advances, requests for sexual favors, sexually explicit language, off-color jokes, remarks about a person's body or sexual activities.
- Displaying sexually suggestive pictures or objects, suggestive looks or leering, or suggestive communication in any form.
- Inappropriate touching, both welcome and unwelcome.

Inappropriate conduct

We believe in maintaining a working environment free of violence or threats of violence. This means inappropriate language, gestures, threats of violence, and physical violence will not be tolerated. This kind of behavior creates hostile working conditions, and violates the first of the 3 Basic Beliefs: respect for the individual.



Q & A

A department manager comments regularly about my body. What should I do?

Is my desk calendar with occasional sexual jokes appropriate in the workplace?

An associate used a word in a meeting that is offensive to me. What should I do?

Q&A

I reported an allegation six months ago. Ever since, my manager stopped including me in several meetings. Is this retaliation?

Significant changes in how you're treated can be viewed as retaliation. If your manager treats you differently since you reported an allegation, you should raise your concern to management through the Open Door process or to the Global Ethics Office.

One of my associates called the Helpline and made a false claim against me this past year. I think they did it to hurt my career. Can I score them lower on the "Integrity" section of their evaluation since they're obviously trying to spread lies about me?

We should believe that associates who report concerns do so in good faith. Therefore, taking action against an associate for reporting a concern would be viewed as retaliation, and could result in disciplinary action for you as a manager. Retaliation will not be tolerated at Walmart. It prevents an open reporting environment, and encourages a culture of fear.

After an associate reported an ethics violation concerning their assistant manager to the Human Resources manager, their assistant manager began tracking all their mistakes. Is this retaliation?

Any variations from how the assistant manager previously treated the associate, and variations from how they treat other associates could be perceived as retaliation.

Is protection from retaliation only provided if I report my concerns through the Helpline?

Retaliation is unacceptable no matter which source you used to raise your concern (through management, Human Resources, or Global Ethics). If you believe you have been retaliated against, please contact one of those sources immediately.

Non-retaliation

Associates who come forward with concerns play an important role in maintaining a healthy, respectful, and productive workplace, as well as protecting our stakeholders. These associates help our company address problems early — before more serious consequences develop. It's important for each of us to create a working environment where everyone can raise concerns of ethics issues without fear of retaliation.

Retaliation against associates who raise concerns or questions about misconduct in "good faith" will not be tolerated. Good faith means that you have made a genuine attempt to provide honest and accurate information, even if you are later proven to have been mistaken. Walmart reserves the right to discipline anyone who knowingly makes a false accusation or has acted improperly. However, if an associate voluntarily reports that they were involved in a violation, such self-reporting may be considered when determining the appropriate disciplinary action to be taken.

Walmart will not terminate, demote, or otherwise discriminate against associates for raising concerns. Also, it is important for co-workers not to isolate associates who have raised concerns — such employees should be treated with respect. Any change in treatment toward an associate who has raised a concern could be seen as informal retaliation.

Walmart has established a process to deal with retaliation issues. Associates who believe they have experienced retaliation after raising an ethics concern should bring the issue to the attention of their manager, or to the attention of the Global Ethics Office. The helpline can also be used to discuss a retaliation issue.

Non-discrimination

The first of the three basic beliefs upon which Sam Walton founded our company is "respect for the individual." Each of us is responsible for creating a culture of trust and respect that promotes a positive work environment. This means treating one another with fairness and courtesy in all of our interactions in the workplace.

We are committed to maintaining a diverse workforce and an inclusive work environment. Walmart will not tolerate discrimination in employment, employment-related decisions, or in business dealings on the basis of race, color, ancestry, age, sex, sexual orientation, religion, disability, ethnicity, national origin, veteran status, marital status, pregnancy, or


Character is power.
Booker T. Washington,
American educator
(1856-1915)

any other legally protected status. We should provide an environment free of discrimination to our associates, customers, members, and suppliers.

Wage and hour

We are committed to complying fully with all applicable laws and regulations dealing with wage-and-hour issues, including off-the-clock work, meal and rest breaks, overtime pay, termination pay, minimum-wage requirements, wages and hours of minors, and other subjects related to wage-and-hour practices. As Walmart associates, we must:

- Comply fully with all corporate policies and procedures related to wage-and-hour issues;
- Comply fully with all applicable federal, state, and local laws and regulations pertaining to wage-and-hour issues;
- Report any violations of wage-and-hour laws or policies to management.

It is a violation of law and Walmart policy for you to work without compensation or for a supervisor (hourly or salaried) to request that you work without compensation. You should never perform any work for Walmart without compensation.

Q&A

In the break room, another associate called me a disrespectful name associated with my nationality. What should I do?

Immediately contact your manager through the Open Door process or contact the Global Ethics Office.

A customer continues to call me bad names while in my checkout line. What should I do?

Contact a member of management or the Asset Protection department in your store.

My manager asks me to pick up some carts each evening on my way to my car. What should I do?

You should tell your manager you have already clocked out, and it is a violation of company policy for them to ask you to work off the clock.

My manager has reduced my hours recently because she says we need to cut expenses. Is this a violation of the Wage and Hour section?

If you want to raise concerns about your hours being reduced, you should exercise the Open Door process by contacting your store, market, or Human Resources manager.

Environmental, health and safety in the workplace

Environmental responsibility

We're committed to environmental protection and preservation of our natural resources. We're also responsible for complying with all applicable environmental laws and regulations. This responsibility is one of the core foundations for our environmental sustainability commitment.

Our policy is to conduct our business in a socially responsible and ethical manner that protects the environment of our customers, members, associates, and communities.

Health and safety

We're committed to the health and safety of our customers, members, and associates, because we care for one another. Conducting our business in compliance with all health and safety laws is crucial to protecting each other from harm. As an associate of Walmart, always comply with all relevant health and safety laws and policies. By following these, we can create and maintain a safe shopping and working environment for our customers, members, and associates.

Q&A

An associate spilled a liquid chemical cleaner, wiped up the spill with a towel and threw the towel in the trash and the remaining cleaner down the drain. How should this be handled?

Once the cleaner was spilled, it became a hazardous waste as well as all materials to clean up the spill. Therefore, the towel must be disposed of as a hazardous waste in the appropriate hazardous waste management bucket. All remaining liquid should be managed as a hazardous waste in the bucket as well. Since this behavior is a violation, report it to a member of management, Human Resources, or the Global Ethics Office.

The produce manager always leaves the forklift parked in front of the Emergency Exit. Is this a problem?

Walmart faces fines and liabilities for safety hazards such as blocking or locking fire exits. It is crucial the fire exits be accessible during emergencies.



Exhibit E

[begins on following page]

Fostering a culture of respect and integrity

We are recognized around the world for saving our customers money so they can live better. The values our founder, Sam Walton, built our company on have fostered a unique, thriving corporate culture.

The foundation of our culture is integrity. A strong commitment to integrity is the right way to do business and is how we earn the trust and respect that are critical to our success. Our customers trust us to be their advocate. Our suppliers trust us to be an equitable partner. As Walmart associates, we trust each other to uphold the highest standards of conduct every day.

Respect for individuals

We are united in our belief that every associate matters, even if our backgrounds and personal beliefs may be very different. We embrace and respect those differences, develop our associates, and serve our customers and communities. We encourage those around us to express their thoughts and ideas. Treating customers, suppliers and our fellow associates fairly and with compassion is the most basic form of respect.

Service to our customers

We can exceed our customers' expectations if we give them superior service at every opportunity, provide the quality products they want at low prices and create a friendly, efficient shopping experience. When we exceed their expectations, we are at our best.

Striving for excellence

We are proud of our accomplishments but are never satisfied. By setting high expectations and continually raising the bar, we ensure that we get better every day. We embrace change and constantly reach further to bring new ideas and goals to life. We seek out and provide opportunities for others to share their knowledge and to learn through experience. We never stop learning or helping others to learn, and together we use this to improve every day.

Global associates


1
21,470
Hourly promotions
Mexico & Central America
2
Sam's
17,996
Walmart
161,561
Total
179,557
U.S. hourly promotions
3
4
Retail trade industry average
43.6%
Walmart U.S.
37.26%
U.S. turnover rate
Canada – 87,000
U.S. – 1,408,400
Mexico – 192,900
Central America* – 29,200
Puerto Rico – 14,300
Brazil – 81,400
Chile – 38,600
Argentina – 12,700
U.K. – 180,800
South Africa – 28,100
India – 3,800
China – 103,200
Japan – 39,200
Global sourcing – 1,300

The associates in nine international markets (either entirely or in part) are covered by the terms of collective bargaining agreements. This represents approximately 12 percent of Walmart's global workforce.

1. As of FYE 2012.
2. Retail facility associates as of 12/30/2011.
3. According to Bureau of Labor Statistics.
4. Annualized total U.S. operations as of 12/31/2011.

** Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua as of Dec. 31, 2011. Canada as of Aug. 30, 2011. Global associate headcount as of Dec. 31, 2011. Canada as of Aug. 30, 2011.*

Exhibit F

[begins on following page]



> Don't compromise your reputation. It's a precious commodity. Don't compromise your integrity ... have a good name.
>
> Sam Walton

Raising concerns and speaking up

All of us should constantly work to maintain a working environment that encourages associates to raise concerns about possible violations of our Statement of Ethics. Often we hear stories of other companies where employees were aware of problems, but did not feel comfortable coming forward. No one should feel that way at Walmart. Please report possible ethics problems immediately so they can be resolved before more serious consequences develop.

Ethics opinions

In the normal course of business, you might have a situation where you're not quite sure if there is a violation of ethics, or whether the situation is within the standards described in this Statement of Ethics. When you have any ethics question, you are encouraged to use the Open Door process or contact the Global Ethics Office for a verbal or written opinion before you take any action.

Waivers and what happens when an ethics concern is raised

Waivers

Any associate (other than executive officers) can request from the Global Ethics Office a waiver of the applicability of this Statement of Ethics. Ethics waiver requests must be submitted in writing to the Global Ethics Office by the associate, and must contain in detail all of the relevant facts and circumstances supporting the requested waiver. The Global Ethics Office will respond in writing to the associate.

For members of the board of directors and executive officers, requests for waivers of the Statement of Ethics will only be considered by the Audit Committee or by the full board of directors, as the board of directors determines. Members of the board of directors and the chief executive officer must submit their own waiver requests in writing. Written requests must set forth the relevant facts and circumstances supporting the waiver. After receipt and review of the request, the Audit Committee or the board of directors will respond in writing to the requester. Any waivers of this Statement of Ethics granted in favor of members of the board of directors or executive officers will be promptly disclosed to shareholders.

All waiver requests must be approved in advance of the conduct for which approval is sought.

What happens when an ethics concern is raised

Walmart takes all reported concerns seriously. We will confidentially investigate allegations to determine if any law, policy, or the Statement of Ethics has been violated. If you

report a violation, the Global Ethics Office will make every effort to keep your identity private. We will also work to make sure any data relating to the investigation is kept secure. To assist in privacy, it's important that you do not discuss your concern with others.

If you've raised a concern with management, they will follow up with you in a reasonable amount of time and provide an update on the issue. Specific information regarding investigations is private information, but you will be told the status of the investigation — whether it's active or closed.

Q&A

If an associate reports a Statement of Ethics violation to the Global Ethics Helpline, is that associate exempt from disciplinary actions for unrelated misconduct?

Not necessarily. The report made by the associate, and the associate's own misconduct are two separate issues that should be dealt with independent of each other. We are all expected to perform our duties with integrity, respect, and are accountable for our own actions when conducting business for Walmart.

How to raise a business conduct concern

Walmart provides a variety of resources you can turn to when you need to raise a question or concern. Depending on the nature of the concern, it may be easiest to talk to the person responsible directly about your concerns, providing them an opportunity to clarify their conduct. If you don't feel comfortable handling the situation yourself, or if you believe the misconduct involves a legal issue, you should consult one of the following resources:

- **Use the Open Door Communications process**
  The Open Door Communications process is the most direct way to voice any concern to a manager. If you believe your immediate manager is involved in the problem, discuss the issue with the next level of management who is not involved, or use one of the other resources described below.

- **Call the Global Ethics Office**
  Walmart has a Global Ethics Helpline, which is available to associates around the world 24 hours a day, seven days a week, and is equipped to handle most local languages. The Helpline is staffed by an organization not affiliated with Walmart, and to the extent possible (and in conformity with local regulations), callers may not have to give their name. In all cases, associate privacy will be respected to the fullest extent possible under the law. The operator will relay the information to the Global Ethics Office, and will provide the associate with a case number and callback date if desired. Global Ethics Office phone numbers are located in the back of this tool.

- **Call your local Ethics Committee**
  U.S.A., Puerto Rico and Canada = 1-800-WM-ETHIC [1-800-963-8442]
  Canada (French) = 1-800-805-9121
  (Specific phone numbers for all countries are listed in the back of this tool.)

- **Contact the Global Ethics Office by mail, e-mail, or on the Internet**

  Mail
  Wal-Mart Stores, Inc.
  Attn: Global Ethics Office
  702 SW 8th Street
  Bentonville, AR 72716-0860

  E-mail
  ethics@wal-mart.com

  Internet
  walmartethics.com


"Don't compromise your reputation. It's a precious commodity. Don't compromise your integrity ... have a good name."
Sam Walton

Download the Statement of Ethics

Raising Concerns and Speaking Up

All of us should constantly work to maintain a working environment that encourages associates to raise concerns about possible violations of our Statement of Ethics. Often we hear stories of other companies where employees were aware of problems, but did not feel comfortable coming forward. No one should feel that way at Walmart. Please report possible ethics problems immediately so they can be resolved before more serious consequences develop.

Ethics Opinions

In the normal course of business, you might have a situation where you're not quite sure if there is a violation of ethics, or whether the situation is within the standards described in this Statement of Ethics. When you have any ethics question, you are encouraged to use the Open Door process or contact the Global Ethics Office for a verbal or written opinion before you take any action

Waivers and What Happens When an Ethics Concern is Raised

Waivers

Any associate (other than executive officers) can request from the Global Ethics Office a waiver of the applicability of this Statement of Ethics. Ethics waiver requests must be submitted in writing to the Global Ethics Office by the associate, and must contain in detail all of the relevant facts and circumstances supporting the requested waiver. The Global Ethics Office will respond in writing to the associate.

For members of the board of directors and executive officers, requests for waivers of the Statement of Ethics will only be considered by the Audit Committee or by the full board of directors, as the board of directors determines. Members of the board of directors and the chief executive officer must submit their own waiver requests in writing. Written requests must set forth the relevant facts and circumstances supporting the waiver. After receipt and review of the request, the Audit Committee or the board of directors will respond in writing to the requester. Any waivers of this Statement of Ethics granted in favor of members of the board of directors or executive officers will be promptly disclosed to shareholders.

All waiver requests must be approved in advance of the conduct for which approval is sought.

What Happens When an Ethics Concern is Raised

How to Raise a Business Conduct Concern

Walmart provides a variety of resources you can turn to when you need to raise a question or concern. Depending on the nature of the concern, it may be easiest to talk to the person responsible directly about your concerns, providing them an opportunity to clarify their conduct. If you don't feel comfortable handling the situation yourself, or if you believe the misconduct involves a legal issue, you should consult one of the following resources:

- Use the Open Door Communications process.
  The Open Door Communications process is the most direct way to voice any concern to a manager. If you believe your immediate manager is involved in the problem, discuss the issue with the next level of management who is not involved, or use one of the other resources described below.
- Call the Global Ethics Office.
  Walmart has a Global Ethics Helpline, which is available to associates around the world 24 hours a day, seven days a week, and is equipped to handle most local languages. The Helpline is staffed by an organization not affiliated with Walmart, and to the extent possible (and in conformity with local regulations), callers may not have to give their name. In all cases, associate privacy will be respected to the fullest extent possible

Walmart takes all reported concerns seriously. We will confidentially investigate allegations to determine if any law, policy, or the Statement of Ethics has been violated. If you report a violation, the Global Ethics Office will make every effort to keep your identity private. We will also work to make sure any data relating to the investigation is kept secure. To assist in privacy, it is important that you do not discuss your concern with others.

If you've raised a concern with management, they will follow up with you in a reasonable amount of time and provide an update on the issue. Specific information regarding investigations is private information, but you will be told the status of the investigation — whether it's active or closed.

Q & A

If an associate reports a Statement of Ethics violation to the Global Ethics Helpline, is that associate exempt from disciplinary actions for unrelated misconduct?

Not necessarily. The report made by the associate, and the associate's own misconduct are two separate issues that should be dealt with independent of each other. We are all expected to perform our duties with integrity, respect, and are accountable for our own actions when conducting business for Walmart.

under the law. The operator will relay the information to the Global Ethics Office, and will provide the associate with a case number and callback date if desired. Global Ethics Office phone numbers are located in the back of this tool.

- **Call your local Ethics Committee.**

U.S.A., Puerto Rico and Canada = 1-800-WM-ETHIC [1-800-963-8442]
Canada (French) = 1-800-805-9121
(Specific phone numbers for all countries are listed in the back of this tool.)

- **Contact the Global Ethics Office by Mail, E-Mail or on the Internet.**

Mail
Walmart Stores, Inc.
Attn: Global Ethics Office
702 SW 8th Street
Bentonville, AR 72716-0860

E-Mail
ethics@wal-mart.com

The Internet
walmartethics.com

« Go Back to Introduction

Continue to Drugs and Alcohol »

Exhibit G

[begins on following page]


Don't compromise your reputation. It's a precious commodity. Don't compromise your integrity ... have a good name.
Sam Walton

Raising concerns and speaking up

All of us should constantly work to maintain a working environment that encourages associates to raise concerns about possible violations of our Statement of Ethics. Often we hear stories of other companies where employees were aware of problems, but did not feel comfortable coming forward. No one should feel that way at Walmart. Please report possible ethics problems immediately so they can be resolved before more serious consequences develop.

Ethics opinions

In the normal course of business, you might have a situation where you're not quite sure if there is a violation of ethics, or whether the situation is within the standards described in this Statement of Ethics. When you have any ethics question, you are encouraged to use the Open Door process or contact the Global Ethics Office for a verbal or written opinion before you take any action.

Waivers and what happens when an ethics concern is raised

Waivers

Any associate (other than executive officers) can request from the Global Ethics Office a waiver of the applicability of this Statement of Ethics. Ethics waiver requests must be submitted in writing to the Global Ethics Office by the associate, and must contain in detail all of the relevant facts and circumstances supporting the requested waiver. The Global Ethics Office will respond in writing to the associate.

For members of the board of directors and executive officers, requests for waivers of the Statement of Ethics will only be considered by the Audit Committee or by the full board of directors, as the board of directors determines. Members of the board of directors and the chief executive officer must submit their own waiver requests in writing. Written requests must set forth the relevant facts and circumstances supporting the waiver. After receipt and review of the request, the Audit Committee or the board of directors will respond in writing to the requester. Any waivers of this Statement of Ethics granted in favor of members of the board of directors or executive officers will be promptly disclosed to shareholders.

All waiver requests must be approved in advance of the conduct for which approval is sought.

What happens when an ethics concern is raised

Walmart takes all reported concerns seriously. We will confidentially investigate allegations to determine if any law, policy, or the Statement of Ethics has been violated. If you

report a violation, the Global Ethics Office will make every effort to keep your identity private. We will also work to make sure any data relating to the investigation is kept secure. To assist in privacy, it's important that you do not discuss your concern with others.

If you've raised a concern with management, they will follow up with you in a reasonable amount of time and provide an update on the issue. Specific information regarding investigations is private information, but you will be told the status of the investigation — whether it's active or closed.

Q&A

If an associate reports a Statement of Ethics violation to the Global Ethics Helpline, is that associate exempt from disciplinary actions for unrelated misconduct?

Not necessarily. The report made by the associate, and the associate's own misconduct are two separate issues that should be dealt with independent of each other. We are all expected to perform our duties with integrity, respect, and are accountable for our own actions when conducting business for Walmart.

How to raise a business conduct concern

Walmart provides a variety of resources you can turn to when you need to raise a question or concern. Depending on the nature of the concern, it may be easiest to talk to the person responsible directly about your concerns, providing them an opportunity to clarify their conduct. If you don't feel comfortable handling the situation yourself, or if you believe the misconduct involves a legal issue, you should consult one of the following resources:

- **Use the Open Door Communications process**
  The Open Door Communications process is the most direct way to voice any concern to a manager. If you believe your immediate manager is involved in the problem, discuss the issue with the next level of management who is not involved, or use one of the other resources described below.

- **Call the Global Ethics Office**
  Walmart has a Global Ethics Helpline, which is available to associates around the world 24 hours a day, seven days a week, and is equipped to handle most local languages. The Helpline is staffed by an organization not affiliated with Walmart, and to the extent possible (and in conformity with local regulations), callers may not have to give their name. In all cases, associate privacy will be respected to the fullest extent possible under the law. The operator will relay the information to the Global Ethics Office, and will provide the associate with a case number and callback date if desired. Global Ethics Office phone numbers are located in the back of this tool.

- **Call your local Ethics Committee**
  U.S.A., Puerto Rico and Canada = 1-800-WM-ETHIC [1-800-963-8442]
  Canada (French) = 1-800-805-9121
  (Specific phone numbers for all countries are listed in the back of this tool.)

- **Contact the Global Ethics Office by mail, e-mail, or on the Internet**

  Mail
  Wal-Mart Stores, Inc.
  Attn: Global Ethics Office
  702 SW 8th Street
  Bentonville, AR 72716-0860

  E-mail
  ethics@wal-mart.com

  Internet
  walmartethics.com

Exhibit H

[begins on following page]

Compliance Oversight Responsibilities

28. Obtain from the Outside Auditor the reports required to be furnished to the Audit Committee under Section 10A of the Exchange Act and obtain from the Outside Auditor any information with respect to illegal acts in accordance with Section 10A.

29. Discuss with management and the Outside Auditor, and advise the Board with respect to, the Company's policies, processes and procedures regarding compliance with applicable laws and regulations and the Statement of Ethics, and instances of non-compliance therewith. Obtain and review reports and disclosures of insider and affiliated party transactions.

30. Review and approve any requested waivers by executive officers and directors of the Company's Statement of Ethics and recommend to the Board, when appropriate, whether a particular waiver should be granted.

31. Establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (b) the confidential, anonymous submission by associates of the Company of concerns regarding questionable accounting or auditing matters.

32. Discuss with management and the Outside Auditor any correspondence between the Company and regulators or governmental agencies and any associate complaints or published reports that raise material issues regarding the Company's financial statements or accounting policies.

33. Discuss with the Company's Chief Legal Officer legal matters that may have a material impact on the financial statements or the Company's compliance policies.

34. Meet no less than annually with the Company's Chief Compliance Officer and Chief Ethics Officer regarding the implementation and effectiveness of the Company's compliance and ethics programs and at such other times as such officers may request.

Additional Responsibilities

35. Prepare annually a report for inclusion in the Company's proxy statement relating to its annual shareholders' meeting, in accordance with applicable Commission rules and regulations.

36. Conduct or authorize investigations into any matters within the Audit Committee's scope of responsibilities.

37. Review the Company's Transaction Review Policy and recommend any changes to the Compensation, Nominating and Governance Committee and then to the Board for approval. Review and determine whether to approve or ratify transactions covered by such policy, as appropriate.

History of Amendments

This charter was most recently amended on March 3, 2011.

Exhibit I

[begins on following page]


Don't compromise your reputation. It's a precious commodity. Don't compromise your integrity ... have a good name.
Sam Walton

Raising concerns and speaking up

All of us should constantly work to maintain a working environment that encourages associates to raise concerns about possible violations of our Statement of Ethics. Often we hear stories of other companies where employees were aware of problems, but did not feel comfortable coming forward. No one should feel that way at Walmart. Please report possible ethics problems immediately so they can be resolved before more serious consequences develop.

Ethics opinions

In the normal course of business, you might have a situation where you're not quite sure if there is a violation of ethics, or whether the situation is within the standards described in this Statement of Ethics. When you have any ethics question, you are encouraged to use the Open Door process or contact the Global Ethics Office for a verbal or written opinion before you take any action.

Waivers and what happens when an ethics concern is raised

Waivers

Any associate (other than executive officers) can request from the Global Ethics Office a waiver of the applicability of this Statement of Ethics. Ethics waiver requests must be submitted in writing to the Global Ethics Office by the associate, and must contain in detail all of the relevant facts and circumstances supporting the requested waiver. The Global Ethics Office will respond in writing to the associate.

For members of the board of directors and executive officers, requests for waivers of the Statement of Ethics will only be considered by the Audit Committee or by the full board of directors, as the board of directors determines. Members of the board of directors and the chief executive officer must submit their own waiver requests in writing. Written requests must set forth the relevant facts and circumstances supporting the waiver. After receipt and review of the request, the Audit Committee or the board of directors will respond in writing to the requester. Any waivers of this Statement of Ethics granted in favor of members of the board of directors or executive officers will be promptly disclosed to shareholders.

All waiver requests must be approved in advance of the conduct for which approval is sought.

What happens when an ethics concern is raised

Walmart takes all reported concerns seriously. We will confidentially investigate allegations to determine if any law, policy, or the Statement of Ethics has been violated. If you

report a violation, the Global Ethics Office will make every effort to keep your identity private. We will also work to make sure any data relating to the investigation is kept secure. To assist in privacy, it's important that you do not discuss your concern with others.

If you've raised a concern with management, they will follow up with you in a reasonable amount of time and provide an update on the issue. Specific information regarding investigations is private information, but you will be told the status of the investigation — whether it's active or closed.

How to raise a business conduct concern

Walmart provides a variety of resources you can turn to when you need to raise a question or concern. Depending on the nature of the concern, it may be easiest to talk to the person responsible directly about your concerns, providing them an opportunity to clarify their conduct. If you don't feel comfortable handling the situation yourself, or if you believe the misconduct involves a legal issue, you should consult one of the following resources:

- **Use the Open Door Communications process**
  The Open Door Communications process is the most direct way to voice any concern to a manager. If you believe your immediate manager is involved in the problem, discuss the issue with the next level of management who is not involved, or use one of the other resources described below.

- **Call the Global Ethics Office**
  Walmart has a Global Ethics Helpline, which is available to associates around the world 24 hours a day, seven days a week, and is equipped to handle most local languages. The Helpline is staffed by an organization not affiliated with Walmart, and to the extent possible (and in conformity with local regulations), callers may not have to give their name. In all cases, associate privacy will be respected to the fullest extent possible under the law. The operator will relay the information to the Global Ethics Office, and will provide the associate with a case number and callback date if desired. Global Ethics Office phone numbers are located in the back of this tool.

Q&A

If an associate reports a Statement of Ethics violation to the Global Ethics Helpline, is that associate exempt from disciplinary actions for unrelated misconduct?

Not necessarily. The report made by the associate, and the associate's own misconduct are two separate issues that should be dealt with independent of each other. We are all expected to perform our duties with integrity, respect, and are accountable for our own actions when conducting business for Walmart.

- **Call your local Ethics Committee**
  U.S.A., Puerto Rico and Canada = 1-800-WM-ETHIC [1-800-963-8442]
  Canada (French) = 1-800-805-9121
  (Specific phone numbers for all countries are listed in the back of this tool.)

- **Contact the Global Ethics Office by mail, e-mail, or on the Internet**

  Mail
  Wal-Mart Stores, Inc.
  Attn: Global Ethics Office
  702 SW 8th Street
  Bentonville, AR 72716-0860

  E-mail
  ethics@wal-mart.com

  Internet
  walmartethics.com

Exhibit J

[begins on following page]

Compliance Oversight Responsibilities

28. Obtain from the Outside Auditor the reports required to be furnished to the Audit Committee under Section 10A of the Exchange Act and obtain from the Outside Auditor any information with respect to illegal acts in accordance with Section 10A.

29. Discuss with management and the Outside Auditor, and advise the Board with respect to, the Company's policies, processes and procedures regarding compliance with applicable laws and regulations and the Statement of Ethics, and instances of non-compliance therewith. Obtain and review reports and disclosures of insider and affiliated party transactions.

30. Review and approve any requested waivers by executive officers and directors of the Company's Statement of Ethics and recommend to the Board, when appropriate, whether a particular waiver should be granted.

31. Establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (b) the confidential, anonymous submission by associates of the Company of concerns regarding questionable accounting or auditing matters.

32. Discuss with management and the Outside Auditor any correspondence between the Company and regulators or governmental agencies and any associate complaints or published reports that raise material issues regarding the Company's financial statements or accounting policies.

33. Discuss with the Company's Chief Legal Officer legal matters that may have a material impact on the financial statements or the Company's compliance policies.

34. Meet no less than annually with the Company's Chief Compliance Officer and Chief Ethics Officer regarding the implementation and effectiveness of the Company's compliance and ethics programs and at such other times as such officers may request.

Additional Responsibilities

35. Prepare annually a report for inclusion in the Company's proxy statement relating to its annual shareholders' meeting, in accordance with applicable Commission rules and regulations.

36. Conduct or authorize investigations into any matters within the Audit Committee's scope of responsibilities.

37. Review the Company's Transaction Review Policy and recommend any changes to the Compensation, Nominating and Governance Committee and then to the Board for approval. Review and determine whether to approve or ratify transactions covered by such policy, as appropriate.

History of Amendments

This charter was most recently amended on March 3, 2011.

Exhibit K

[begins on following page]

BOARD COMMITTEES

Committee	Members during Fiscal 2012	Functions and Additional Information	Number of Meetings in Fiscal 2012
Audit Committee	Aida M. Alvarez James I. Cash, Jr. Arne M. Sorenson Christopher J. Williams (1)	• Reviews financial reporting policies, procedures, and internal controls • Responsible for the appointment, compensation, and oversight of the independent accountants • Pre-approves audit, audit-related, and non-audit services to be performed by Walmart's independent accountants • Reviews and approves related-party transactions • Reviews Walmart's risk management policies and procedures, as well as policies, processes, and procedures regarding compliance with applicable laws and regulations and our Statement of Ethics • The Board has determined that the members are "independent" as defined by Section 10A(m)(3) of the Exchange Act and the NYSE Listed Company Rules. • The Board has determined that the members are "financially literate" as required by Section 303A.07 of the NYSE Listed Company Rules.	8
Compensation, Nominating and Governance Committee	Douglas N. Daft Steven S Reinemund Linda S. Wolf (1)	• In consultation with the CEO, approves the compensation of the Executive Officers other than the CEO, and reviews the compensation of certain other senior officers • Reviews and approves the compensation of the CEO and Chairman • Reviews and makes recommendations to the Board regarding the compensation of the Non-Management Directors • Sets and verifies the attainment of performance goals under performance-based incentive compensation plans • Reviews compensation and benefits issues • Oversees corporate governance issues • Identifies, evaluates, and recommends candidates to the Board for nomination for election or appointment to the Board • Reviews and makes recommendations to the Board regarding director independence • Reviews and advises management on the company's social, community and sustainability initiatives • The Board has determined that the members are "independent" as defined by the NYSE Listed Company Rules.	7
Executive Committee	Michael T. Duke (1) S. Robson Walton Christopher J. Williams	• Implements policy decisions of the Board • Acts on the Board's behalf between Board meetings	1 (2)
Global Compensation Committee	Michael T. Duke (1) Gregory B. Penner S. Robson Walton	• Administers Walmart's equity and cash incentive compensation plans for Associates who are not directors or Executive Officers	7
Strategic Planning and Finance Committee	James W. Breyer (1) M. Michele Burns (1) Roger C. Corbett H. Lee Scott, Jr. Jim C. Walton	• Reviews and analyzes financial matters • Oversees long-range strategic planning • Reviews and recommends a dividend policy to the Board • Reviews the preliminary annual budget to be approved by the Board	4
Technology and eCommerce Committee (3)	James W. Breyer James I. Cash, Jr. Gregory B. Penner (1) Linda S. Wolf	• Reviews matters relating to information technology, eCommerce and innovation and oversees the integration of Walmart's information technology, eCommerce and innovation efforts with Walmart's overall strategy • Reviews and provides guidance regarding trends in technology and eCommerce and monitors overall industry trends	1

Exhibit L

[begins on following page]

Standards for Suppliers

The Standards for Suppliers ("Standards") are Wal-Mart Stores, Inc.'s ("Walmart") fundamental expectations from its suppliers related to social and environmental conditions. These Standards are utilized to evaluate employment practices and environmental compliance in those facilities producing merchandise for sale by Walmart. Suppliers must also comply with Walmart's Gift and Gratuity and Conflicts of Interest Policies and conduct their business in an ethical manner and consistent with accepted accounting principles.

The Standards must be visibly posted in English and in the shared language(s) of its employees in a common area at all facilities that manufacture products for Walmart and its affiliates.

All Suppliers and their manufacturing facilities, including all subcontracting and packaging facilities, will be held to these standards. As a guide to help Suppliers understand the expectations and obligations of the Standards for Suppliers, Walmart has prepared the ethical and environmental Standards for Suppliers Manual ("Manual"). A copy of the current edition of the Manual may be obtained at http://walmarturl.com/ethicalsourcing.

Standards

1. Compliance with Laws
Suppliers and their designated manufacturing facilities ("Suppliers") must fully comply with all applicable national and/or local laws and regulations, including but not limited to those related to labor, immigration, health and safety, and the environment.

2. Voluntary Labor
All labor must be voluntary. Slave, child, underage, forced, bonded, or indentured labor will not be tolerated. Suppliers shall not engage in or support trafficking in human beings. Suppliers shall certify that they have implemented procedures to manage the materials, including all labor related processes, incorporated into their products to ensure they comply with laws on slavery and human trafficking. Workers must be allowed to maintain control over their identity documents.

3. Labor Hours
Suppliers must provide workers with rest days and must ensure that working hours are consistent with the law and not excessive.

4. Hiring and Employment Practices
Suppliers must implement hiring practices that accurately verify workers' age and legal right to work in the country prior to employment. All terms and conditions of employment including, but not limited to, hiring, pay, training, promotion, termination, and retirement must be based on an individual's ability and willingness to do the job.

5. Compensation
Suppliers must compensate all workers with wages, overtime premiums, and benefits that meet or exceed legal standards or collective agreements, whichever are higher. Suppliers are encouraged to provide wages that meet local industry standards. Suppliers are encouraged to provide wages and benefits that are sufficient to meet workers' basic needs and provide some discretionary income for workers and their families.

6. Freedom of Association and Collective Bargaining
Suppliers must respect the right of workers to choose whether to lawfully and peacefully form or join trade unions of their choosing and to bargain collectively.

7. Health and Safety
Suppliers must provide workers with a safe and healthy work environment. Suppliers must take proactive measures to prevent workplace hazards.

8. Dormitories and Canteen
Suppliers who provide residential and dining facilities for their workers must provide safe, healthy and sanitary facilities.

9. Environment
Suppliers should ensure that every manufacturing facility complies with environmental laws, including all laws related to waste disposal, air emissions, discharges, toxic substances and hazardous waste disposal. Suppliers must validate that all input materials and components were obtained from permissible harvests consistent with international treaties and protocols in addition to local laws and regulations.

10. Gifts and Entertainment
Suppliers must not offer gifts or entertainment to Walmart associates.

11. Conflicts of Interest
Suppliers must not enter into transactions with Walmart associates that create a conflict of interest.

12. Anti-Corruption
Suppliers must not tolerate, permit, or engage in bribery, corruption, or unethical practices whether in dealings with public officials or individuals in the private sector.

13. Financial Integrity
Suppliers must keep accurate records of all matters related to their business with Walmart in accordance with standard accounting practices such as Generally Accepted Accounting Principles (GAAP) or International Financial Reporting Standards (IFRS).

Reporting Violations

Violations of Walmart Standards can be reported confidentially in a local language. If you have knowledge that any of these standards are being violated, you are encouraged to report the issue. Contact methods are listed below.

- **Email:** ethics@wal-mart.com
- **World Wide Web:** www.walmartethics.com
- **Phone:** +1 (800) WM-ETHIC
  (number varies by location)


Walmart

Exhibit M

[begins on following page]

Section A: Vision, Program Overview & Audit Scope

Vision

"Building a socially and environmentally responsible supply chain by monitoring and strengthening working conditions, community impacts, and environmental practices in the supply chain."

Program Overview

Even though here is only one set of Standards, the execution of the Ethical Sourcing program is based on whether the supplier is a direct import supplier or a domestic supplier:


Direct Import Suppliers
Domestic & Domestic Import Suppliers
Importer of Record
Walmart
Supplier (Domestic Import or Domestic Production)
Program Execution
Global Sourcing
Retail Market (Audit Administration Team in Bangalore, India)
Compliance Audit
Wal-Mart Approved 3rd Party Audit Firms
Audits Cover
100% of all Products
All Private Label and Non-Branded Products

Audit Scope

Ethical Sourcing Audits are required in manufacturing facilities, including all subcontracting and packaging facilities, and fresh product packing facilities, producing merchandise for Wal-Mart Stores, Inc., its subsidiaries and affiliates that falls in one or more of the below categories:

NOTE: *Wal-Mart Stores, Inc., its subsidiaries, and affiliates ("Walmart") encompasses all formats in all retail markets including Sam's Club and Dot Com.*

- Direct import merchandise where Walmart is the importer of record (all products).
- Walmart owned brands.
- Walmart's proprietary brands.
- Merchandise branded with a mark and/or logo registered and/or trademarked by Walmart.

- Merchandise associated with Walmart through labeling such as "distributed by/marketed by/manufactured for Walmart".
- Brands exclusive to Walmart (whether by exclusive license or exclusive supply arrangement with a trademark owner).
- Merchandise where no brand identification is referenced is considered "non-branded".

NOTE: When a supplier or contractor of Walmart pays another company to do the work that Walmart has paid the primary supplier/contractor to provide, this is subcontracting. Ethical Sourcing audits will be conducted at subcontracting facilities if the factory is:

— Producing finished merchandise where substantial manufacturing occurs to render the product a finished article of commerce ready for consumption.

— Producing part/component of a product containing a Walmart private label or proprietary brand logos

— Producing a major component of finished product that could be sold independently

— Further handling merchandise containing Walmart private label or proprietary brand logos (i.e. washing, embroidery, etc.)

— Producing packaging material containing Walmart private label or proprietary brand logos

It is the responsibility of the supplier to disclose all such subcontractors used for Walmart merchandise

Section B: Factory Disclosure

Pursuant to Walmart's Supplier Agreement, certain suppliers, as identified below, must disclose all factories and subcontractors producing merchandise for sale by Walmart. Suppliers of merchandise which are imported by Walmart or through the Global Sourcing Division must disclose all factories and subcontractors producing the Walmart merchandise; however, suppliers of domestically sourced merchandise whether produced in-country (domestically produced) or imported must disclose factories and subcontractors for private label, non-branded merchandise, and where the merchandise is subject to a licensing agreements requiring such audits.

***Disclosure required*:**

- All merchandise imported by Wal-Mart Stores, Inc.
- All merchandise sourced through the Global Sourcing Division.
- All domestically sourced Private Label or Non-Branded merchandise whether produced in-country (domestically produced) or imported by a party other than Walmart.
- All merchandise subject to licensing arrangements.
- All merchandise with brands exclusive to Walmart (whether by exclusive license or exclusive supply arrangement with a trademark owner.
- All packing materials with printed logos or brands that are exclusive to Walmart.

NOTE: See Glossary for definition of subcontracting facility

The disclosure of factories is an essential element for facilitating Ethical Sourcing social and environmental audits. Pursuant to the Supplier Agreement, it is the responsibility of suppliers to disclose factories producing merchandise for sale by Walmart. All Factories must be disclosed by suppliers using the Retail Link Factory Audit System. To access the Factory Audit System:

Log on to Retail Link → Click on Site Map→Click on Alphabetical view→Click on S → Click on Supplier Management→ Application →Supplier Dashboard

Log on to Retail Link → Click on Site Map → Click on Alphabetical view → Click on F → Click on Factory Audit System→ Dashboard

Follow either of the above paths for complete instructions regarding the Factory Audit System and the process for submitting various requests. The help documentation on Factory Audit System can be found under "Supplier Help Doc" once the Dashboard is accessed.

Once the application is accessed, suppliers can:

- Disclose a factory.
- Submit a request to correct factory information, i.e. name change, address change, contacts, etc.
- Submit a request to Inactivate a factory – Keeps the factory attached to the supplier while an audit is not required due to lack of Walmart production during the inactive period.
- Submit a request to Reactivate a factory – Triggers an ES audit due to Walmart production.
- View factory audit history – visibility to the audit schedule, audit rating, etc.

Please contact the Retail Link Help Desk mentioned below by location if your vendor id is not showing in the Factory Audit System:

- Argentina: 54-11-4573-6700 ext. 5562, ext. 6731
- Brazil: 3685-5040, 3685-5806
- China: 86-755-5623288-8808 or 86-755-5623288-8809
- Mexico: 53288473
- United Kingdom: 0113-241-7449
- US, PR, Canada: 479-273-8888 option 1
- Hong Kong: 852-2736-8355
- India: 91-0124-4623666
- Japan:81-70-6480-2389
- Walmart Global Sourcing Shenzhen: 86-755-2218891

The Ethical Sourcing initial audit process must be set in motion by suppliers. It is the responsibility of the supplier to ensure that the factory is audited on the appropriate due dates. The audit process will begin after payment is collected by Walmart approved 3rd party audit firms.

Section C: Monitoring Programs

In an effort to promote efficiency in the supply chain and support global initiatives, Walmart is currently participating in the following programs by accepting the audit results in lieu of conducting its own audits. However, Walmart retains the right to conduct verification and investigation audits in order to assess for itself the working conditions in a factory.

- **Better Work Programs – Cambodia, Vietnam and Jordan**

  In 2001, the International Labor Organization (ILO) established the "Better Factories Cambodia" program to monitor working conditions in Cambodia's export garment industry. Through the partnership of ILO and the International Finance Corporation (IFC) the "Better Work" program was launched in 2007. Better Work builds on the experience gained by the Better Factories Cambodia project in raising labor standards and competitiveness.

  The Better Work program is currently implemented in the export garment industry of Cambodia, Vietnam and Jordan. Currently, Walmart accepts Better Work audits for apparel factories in these three countries. Better Work is also in the process of rolling its program out to the export garment industry in Haiti, Lesotho, and Nicaragua. Once these programs are implemented, Walmart will begin accepting Better Work Audits for Haiti, Lesotho, and Nicaragua. Please visit www.betterwork.org for more information.

  Please contact the respective ES team for more information to initiate a Better Work (ILO) audit. The ES Global Contact can be accessed by following the below steps in Retail Link: Log on to Retail Link -> Click on Site Map -> Click on Alphabetical view -> Click on E -> Ethical Sourcing Global Contact

- **ICTI (The International Council of Toy Industries)**

  After careful consideration of the ICTI (The International Council of Toy Industries) Care Process during 2006, Walmart Ethical Sourcing (ES) decided to accept the ICTI program and the work product of ICTI audits in lieu of ES audits by Walmart. However, Walmart retains the right to conduct verification and investigation audits on an unannounced basis.

  The ICTI CARE (Caring, Awareness, Responsible, Ethical) Process is the international toy industry's ethical manufacturing program, aimed to promote ethical manufacturing, in the form of fair labor treatment, as well as employee health and safety, in the toy industry supply chain worldwide. Please visit www.toy-icti.org for more information.

  Please contact the respective ES team for more information to initiate an ICTI audit. The ES Global Contact can be accessed by following the below steps in Retail Link:

  Log on to Retail Link -> Click on Site Map -> Click on Alphabetical view -> Click on E -> Ethical Sourcing Global Contact

Section D: Audits

All audits (initial or follow-up audits) conducted by agents of Walmart (Third Party Service Providers), include at minimum the following components:

1. Audit Request Process
2. Pre-Audit Questionnaire
3. Scheduling
4. The Audit
5. Audit Report Assessment Definitions and Management Process
6. Communication

1. Audit Request Process

The audit process begins with the disclosure of the factories and subcontractors by the suppliers through Retail Link.

The Ethical Sourcing social and environmental initial audit process must be set in motion by suppliers. A Retail Link initial audit request for the factory must be completed by suppliers at least 60 days prior to the ship date. Factory audits should be completed no less than 30 days prior to the ship date. It is the responsibility of the supplier to ensure that the factory is audited on the appropriate due dates. Once the online audit request has been processed by the appropriate ES team located locally or regionally, the audits are assigned to the respective 3rd party audit firms.

2. Pre-Audit Questionnaire

Pre-Audit Questionnaire is a set of questions sent out by the third party audit firm that must be completed by each factory in order to provide an overview of the factory and their internal controls prior to the audit.

3. Scheduling

Audits are assigned to the respective 3rd party audit firms for scheduling once the online audit request has been approved.

All follow-up audits including Green follow-up audits are being conducted unannounced. Audit firms are instructed to collect the required audit fees 60 days prior to the audit due date, but the exact audit date will not be disclosed to the factory and/or supplier in order to maintain the integrity of the unannounced audit. Suppliers are to remit applicable audit fee within 5 working days to the respective audit firm once the audit firms have initiated the payment collection process.

For scheduled audits, all attempts will be made to agree on a date that is convenient for the factory by the audit firms. If the factory does not respond in a timely manner regarding the scheduling of an audit, an "access denied" will be issued. If a factory attempts to postpone an audit for other than reasonable obstacles (reasonable obstacles include but are not limited to acts of nature, labor strikes, political unrest) an "access denied" will be issued. "Access Denied" is discussed more in detail later in this section.

All subsequent follow-up audits are unannounced.

4. The Audit
The audit is the evaluation process conducted by an auditor in order to determine compliance with the Standards. Audits are conducted by either Walmart internal auditors or by Walmart approved 3rd party audit firms (see Appendix II for the list of approved firms).

The audit process will include the review and verification of the following which are discussed below:

A. Opening meeting
B. Factory tour
C. Employee interviews
D. Document review
E. Closing meeting & Signing of the onsite report
F. Reporting the Audit

A. Opening meeting
At this stage, the auditor will verify the factory's business license. The opening meeting is typically focused on formal introductions, which should include but is not limited to factory management, health and safety representatives, environmental representatives, and human resource representatives. The Walmart Gifts and Gratuities Policy is also covered during the opening meeting.

B. Factory tour
Once the opening meeting is concluded, the auditor will conduct a factory walk-through. Typically, the auditor conducts the walk-through with minimal assistance from factory management. Minimal oversight allows the auditor to perform the audit in the most efficient way possible. Time allocated to this portion of the audit varies substantially depending on the size of the factory.

Auditors will speak with factory employees briefly on the production floor, and ask questions regarding the operation of machinery as well as other issues related to Walmart Standards for Suppliers. Dormitories and canteens will also be part of the audit process where applicable. Additionally, auditors may measure spaces, test fire equipment and other equipment under controlled conditions, as well as checking general maintenance records.

C. Employee Interviews
Employee interviews are accepted as an industry standard in assessing code of conduct (Standards for Suppliers) issues. Walmart considers the input of employees an integral component of the audit process. Findings and observations are verified through such interviews.

Employee interviews are conducted away from the production floor in a private area. Factory management should provide a private room. Under no circumstance are employee interviews conducted with factory management or their representatives present.

Depending on the size of the factory's workforce, 5% of the workers (minimum of 5 and a maximum of 20) are interviewed. The sample size may be extended based on observations and findings during the audit. Interviewees should be representative of all genders as well as the

departments present in the factory. It is preferred that employees selected for the interviews are in key production positions. Typically, auditors will identify individuals to be interviewed during the walk-through of the factory and through observations identified in the document review portion of the audit.

D. Factory document review

All audits will include a document review of at least 3 months to 1 year of records and will always include the review of compensation and labor hours. The same sample size protocol used for Employee Interviews will also apply to the document review portion of the audit.

Any supplier that fails or refuses to comply with these standards or does not allow inspection of production facilities and related documents is subject to immediate cancellation of any and all outstanding orders, refusal or return of any shipment, and termination of the business relationship with Walmart.

E. Closing meeting & Signing of the onsite report

The audit findings are summarized in a closing meeting with the factory management and all other representatives who participated in the opening meeting. Auditors are required to compile an onsite report consisting of violations observed during the audit process and recommendations to remedy the violations.

During the closing meeting the auditor will discuss the identified issues and the recommendations to remedy the violations observed and documented in the onsite report. Signatures by factory management and the auditor will be required on the onsite report. This will ensure that the factory management has a record of the acknowledged identified issues and recommendations.

Factory management will be expected to address all identified issues as noted and agreed upon in the onsite report. The auditor will validate the actions taken during the follow-up audit.

F. Reporting the Audit

A comprehensive audit report is sent to Walmart detailing all of the findings identified by the audit firm to facilitate the assessment of the factory.

The following chart summarizes the process of the factory disclosure, audits, and assessments.


Factory disclosed by Supplier in Retail Link
Factory approved and ID generated in Retail Link by ES team
ES Audit Request Verified & assigned to 3rd party audit firms
Audit fee is collected by 3rd party audit firms
Audits are conducted by audit firms
Findings with recommendation & remediation steps reviewed and communicated to the supplier/ factory at the end of the factory audit by audit firms
Audit Reports entered into Retail Link by audit firms
ES Audit Report is assessed by ES Assessment team
Findings, recommendation & remediation steps are verified via follow-up audits as necessary

Section E: Validation Audits

Validation audits are conducted by designated Walmart Ethical Sourcing associates to ensure that our approved 3rd party audit firms are conducting consistent and thorough audits per Walmart protocols.

The Ethical Sourcing associates will follow the same audit protocol as our approved 3rd party audit firms, including choosing the same workers for the interviews, selecting same set of records, etc.

Validation audits are conducted on an announced basis and require the factory's assistance to compile all of the documents needed to validate the previous audit. If any additional high risk findings are found during the validation audit, these will be discussed with the factory for remediation purposes.

The validation audit is not visible to Suppliers and is subject to being counted towards the factory's assessment history at Walmart's discretion if high risk issues are identified.

Section F: New Factory On-Boarding

<u>Direct Import Suppliers:</u>
Factory Prequalification will be required for factories of suppliers managed by Walmart Global Sourcing (WGS) or Direct Sourcing Group (DSG) where Walmart is the importer of record. The factory must pass the following three audits in order to be eligible for Walmart production and prior to order commitment:

- Ethical Sourcing Audit (must receive a Yellow or Green assessment).
- Security Audit.
- Factory Capability & Capacity Audit (FCCA).

The Factory Prequalification process applies to the following factories for Direct Import Suppliers:

- All "NEW" factories.
- All expired and Inactivated Orange, Yellow and Green factories.

NOTE:

- Production must not begin until after the factory has passed the prequalification process.
- Security and FCCA Audits are not managed by Ethical Sourcing. Information regarding these audits may be found through the Retail Link Site Map under "Global Supply Chain Security" and "PreQualification".
- Factories through Walmart Global Sourcing (WGS)/DSG that do not pass the prequalification process for Direct Import will also be ineligible as a factory for domestic import supplier. This applies to all retail markets.

<u>Domestic Suppliers:</u>

- All "NEW" factories for Domestic Suppliers <u>may</u> be required to receive a Yellow or Green audit assessment before order commitment. This will be at the discretion of the respective merchandising and sourcing organization.

Section G: Assessment Results and Consequences

Factories are audited to monitor the working conditions where the merchandise sold to Walmart is produced and that the factory and/or supplier have met the Walmart Standards for Suppliers. Once a factory is inspected and audited for compliance with the Standards, an assessment rating is assigned. A number of factors are taken into consideration when assigning an assessment rating such as the frequency of the problem and whether the issues is an isolated occurrence, the potential severity of the problem, the probability of recurrence, and the management systems in place. There are a total of four types of assessment ratings; each audit report requires at least two levels of assessment reviews for the ratings (green, yellow, orange or red) assignment. Three levels of assessment reviews are required for all high risk findings and are handled by the ES Governance team located in Bentonville, Arkansas. Each assessment has certain elements as discussed below:

GREEN

- Factories are assessed as "Green" if no or low-risk violations are observed by the auditors.
- Orders are released for shipment.
- Future orders may be placed at the factory.
- Green Follow-up audits will be conducted **two years** from the Green audit date if the factory is still producing merchandise for sale by Walmart.
- Walmart reserves the right to conduct unannounced audits periodically during the two year period.

YELLOW

- Factories are assessed as "Yellow" if the violations and/or conditions observed were deemed to be medium risk.
- Orders are released for shipment.
- Future orders may be placed at the factory.
- Factory will be re-audited within **one year** from the last audit date.

ORANGE

- Factories are assessed as "Orange" if the violations and/or conditions observed were deemed to be high risk.
- Orders are released for shipment.
- Future orders may be placed at the factory, but is subject to the discretion of the merchandising and sourcing organization.
- Factory will be re-audited within **six months** from the last audit date.

ORANGE AGE VIOLATION

- Factories are assessed as "Orange-Age Violation" if the violations observed are related to hiring practices where the age of the worker is at issue.
- Factory will be re-audited within 30 days to ensure remediation, regardless of the production status for Walmart.

NOTE: Receiving a Green, Yellow or Orange rating does not guarantee that a supplier will receive an order from Walmart. Purchase Order placement is determined by a variety of factors (Ethical Standards, Quality, On-Time Delivery, etc.) considered by the Merchandising Organization.

RED

Factories are assessed as "Red" if the violations and/or conditions observed were deemed to be serious, including but not limited to child labor, underage labor, forced labor, unsafe working conditions, falsified documents, access denied, three orange assessments in two years, etc. There are several types of these "Red" assessments, i.e. Red- Failed, Red –Disapproved, Red - Access Denied, etc.

Red –Failed

The "Red-Failed" assessment is used in instances where a supplier is found to be in violation of any legal regulations or any Walmart Standards such as child labor, underage labor, forced labor, unsafe working conditions, or transshipment of merchandise for sale by Walmart.

- Factories are rated "Red-Failed" if the violations and/or conditions observed were deemed to be serious.
- The factory has violations related but not limited to child labor, underage labor, forced labor, prison labor, corporal punishment, illegal transshipment, discrimination, human rights abuses, bribery, and/or unsafe hazardous working conditions.
- Existing orders are cancelled.
- All production orders not shipped are cancelled.
- Future orders will not be placed with this specific factory.
- Where a factory is rated "failed," the supplier will receive a strike as defined in the "3 Strikes Policy."

NOTE: Walmart reserves the right to issue a Red-Failed assessment and/or a Strike at its discretion.

Red -Disapproved Process

"Disapproved" is a reason type for a Red assessment. Primarily, it is designed to manage suppliers/factories that do not comply with the new ES process and its requirements. This status works as a holding point where non-compliant and/or uncooperative suppliers/factories are placed.

Reasons to receive a Red – Disapproved assessment

- When a factory receives a total of 3 Orange assessments within 2 years from the last audit date:
  - These assessments could be consecutive and/or combination of 3 Orange assessments.

Execution of the Red - Disapproved Process

- Number of Orange assessments will be counted by going back 2 years into the history from the last audit date.
  - Orange Age Violation will not be included in the total count of orange assessments.
- Supplier/Factory & Merchant/Buyer will be notified of their 2nd Orange rating.
- If a factory receives a third Orange assessment within a two year period, the factory will be placed in "Red - Disapproved" status for 1 year from the last audit date.

Consequences for a Disapproved Factory

- No new/future order (s) may be placed with the factory for a minimum of one year from the date the factory was audited.

- Existing orders are allowed to be produced and shipped for all Purchase Orders (POs) that have a PO ship date equal to or less than 180 days from the last audit.
  - PO's that have a ship date greater than 180 days are cancelled.
  - The ship date for such PO's cannot be changed to fit into the accepted ship window of 180 days.
- Orders may not be placed while the factory remains disapproved.
- If it is found that there is production in a factory that is not currently approved by Ethical Sourcing, the supplier will be in violation of the Standards and could jeopardize its business relationship with Walmart.
- Future orders will not be placed until factory is removed from "Red – Disapproved" status.

Removal from "Red - Disapproved" STATUS

- Factory must resolve the issues which caused it to be "Disapproved."
- Supplier must submit an "Audit Request" to the Ethical Sourcing team no sooner than 30 days prior to the date when business is scheduled to resume.
- The factory must have a FULL scope audit with the result of "**yellow**" or "**green**" rating prior to the orders being placed.
- Document review will involve at least 3 months and up to 1 year of records.
- If a factory does not receive a Yellow or Green assessment, it will remain "Disapproved."
- Supplier is responsible for all fees associated with each audit.
- Walmart encourages suppliers to develop and improve their factory base to meet Walmart Standards for Suppliers.

Red - Access Denied -Right of Inspection

"Access Denied" is a reason type for a Red assessment. The Supplier Agreement for Wal-Mart Stores, Inc. stipulates that all suppliers will provide access to their production base to ensure that the each facility complies with the Supplier Standards for Wal-Mart Stores, Inc.

The following are some examples of "Access Denied". They are meant to provide a basic understanding of how Walmart views "ACCESS DENIED/RIGHT OF INSPECTION" issues in relation to the Walmart Supplier Standards.

Examples:

- The auditor was allowed to inspect all of the facility but was not allowed to check the documentation or dormitories.
- The inspection was arranged through the factory management/supplier and entry to the factory was refused upon arrival without any valid explanation.
- When factory management states that only one unit within a compound produces Walmart merchandise but workers from other units are observed working in a so-called "dedicated" facility. The entire factory (each building) is to be audited.
- Factory management refuses to provide related records, stating those records have been sent to another country/office or the person in charge is on leave, etc., hence, the factory is unable to provide the required information.
- The factory may state that the appropriate authorizing individual is unavailable despite prior notification of this audit by Walmart.
- The factory fails to provide personnel information for the workers.

Due to the fact that Walmart Suppliers are advised of the audit requirements at the time they sign the Supplier Agreement and all Walmart suppliers are provided with an ES Supplier Manual, Walmart suppliers are deemed to be aware of the documents that are required for an audit. If an auditor is denied access to a factory, dormitories or relevant documentation, which includes payroll documents, time cards, contracts, worker interviews, etc. for inspection, the consequences are severe.

Consequences for "ACCESS DENIED/RIGHT OF INSPECTION"

- The factory will receive a Red – Access Denied assessment.
- All Purchase Orders (POs) will be cancelled.
- Future orders will not be placed until the factory is audited for compliance.
- No shipment will be allowed.
- All production not shipped may be cancelled.
- Factory can be reactivated upon an audit request submitted via Retail Link and a re-audit by using a 3rd party audit firm with acceptable audit results.
- Once the POs are canceled for the specific factory, the POs CANNOT be reinstated. New POs have to be created for the supplier's factory if business (production) is to resume.
- If "Access Denied" is issued, there will be no refund of any portion of the fees.

Removal from "ACCESS DENIED/RIGHT OF INSPECTION" status

- An Audit can occur any time the supplier / factory is ready. There is no time limit on "Access Denied".
- The supplier will be responsible for all associated audit fees.
- Business may resume as soon as the factory has received an acceptable rating (green, yellow, or orange).

An overall process flow for our color coded assessment is provided below:



Ethical Sourcing Process Flow
Green
Yellow
Orange
Orange-Age Violation
Red Disapproved
Red Denied
Red Failed
Future orders may be placec
Future orders may be placed
Future orders may be placec
Future orders may be placec
No future orders can be placed with the factory for 1 year
Future orders will not be placed until the factory is audited for compliance
Factory is not eligible for any future production for Walmart
Orders may ship
Orders may ship
Orders may ship
Orders may ship
Current orders can ship for 180 days
Existing orders are cancelled and no shipments are allowed
Existing orders are cancelled and no shipments are allowed
Follow-up audit conducted in 2 years
Follow-up audit conducted in 1 year
Is this the 3rd Orange in 2 years?
Follow-up audit conducted in 30 days
Re-audit can be conducted in 1 year and must be green or yellow for re-activation
Audit will be conducted once access is granted.
Supplier WILL be assessed with a STRIKE
No
Yes
Follow-up audit conducted in 6 months
Disapproved for 1 year

Communications
A formal letter containing the factory audit report assessment, audit findings, expectations for production, shipments, and remediation expectations are communicated to the supplier and to all involved Walmart merchants. Any questions or concerns regarding the audit findings, report assessment or remediation expectations should be directed toward the respective ES team.

Ethical Sourcing "3 Strikes Policy"

Consistent with Walmart policy and practice of conducting its business activities at the highest ethical level, Walmart expects its suppliers to share and adopt its commitment to comply with all laws and regulations, wherever promulgated, as they relate to human rights, labor, environment and international trade. In instances where a supplier is found to be in violation of any legal regulations or any Walmart Standards such as child labor, underage labor, forced labor, unsafe working conditions, or transshipment of merchandise for sale by Walmart, the involved supplier will be deemed to have engaged in non-compliant production and is in breach of the Walmart Supplier Agreement and the supplier will be subject to sanctions up to and including the termination of its business relationship with Walmart. Non-compliant production means merchandise is produced under one or more of the following conditions as of the date the violation is identified:

- Child labor is defined as the assembly/manufacturing of merchandise by workers under the age of 14.
- Underage labor is defined as the employment of workers below the minimum age specified by laws in the country where the factory is located.
- Forced labor is defined as the assembly/manufacturing of merchandise by workers confined against their will within a compound and without compensation.
- Unsafe working conditions are defined as conditions in a place of production where a reasonable person would deem the conditions as posing a direct risk of serious bodily harm or documented long-term health risk to a person working under the observed conditions.
- Transshipment is defined as merchandise produced in Country A, shipped to Country B and identified as a product of Country B, and then imported into Country C for consumption as a product of Country B.
- Production in an undisclosed factory is defined as Direct Import, private label and/or non-branded merchandise that is produced in a primary or subcontracting factory that has not been fully and accurately disclosed and audited per Walmart's Standards.

The above examples of non-compliant production are not exhaustive, and therefore, it is the responsibility of each supplier to ensure that it is at all times compliant with all relevant laws and regulations with respect to merchandise produced for or sold to Walmart. A supplier with production identified as non-compliant will be notified in writing of the violation(s) and will be assessed the following sanctions:

FIRST STRIKE: All current and future orders with the supplier's factory will be cancelled. Non-compliant products in production or unshipped from the violating factory will be rejected. Violations will be recorded on a supplier's matrix for two years from the audit date.

SECOND STRIKE: A second instance of non-compliant production by the supplier within two (2) years of the initial violation will result in the cancellation of all current and future orders, and all non-compliant products in production or unshipped will be rejected for the violating factory. The supplier, at its own expense, will be required to undergo an unannounced Ethical Sourcing audit conducted by a Walmart approved third party audit firm, for all factories that the supplier utilizes for Walmart production in the country with the affected factory and, if in a different country than the first strike, all factories in the country where the first strike occurred.

During the third party audit process, all active factories in the affected countries for the supplier could continue to produce, ship, and receive orders from Walmart. The Supplier's factories must receive an acceptable audit assessment for all 3rd party audits. Green, Yellow, or Orange assessments are considered as acceptable assessments. However, if the audit results in an Orange assessment and the Orange assessment is the 3rd Orange assessment in two years for that factory, the factory will be assessed as "Red – Disapproved". In such instance, the impacted factory will be "Disapproved" for one year according to the "Disapproved" process. Orange – Age Violation is NOT considered as an acceptable assessment.

THIRD STRIKE: If at any time Walmart, at its sole discretion, determines that a pattern and practice of non-compliance exists, Walmart will terminate its business relationship with a supplier. All current and future orders for the supplier in violation of this policy will be cancelled. Non-compliant merchandise in production or unshipped will be rejected.

NOTE: Multiple instances of non-compliance of the same Standard may, at Walmart's discretion, be treated as individual offenses and result in multiple and simultaneous strikes. This may also result in Walmart terminating its business relationship with a supplier.

Section H: Supplier Development Program

A proactive approach for developing social and environmental responsibility in the supply chain

Purpose of program:

The Supplier Development Program equips business-nominated suppliers with systems and tools needed to proactively develop socially and environmentally responsible practices in their supply chain.

Nominated suppliers have proven to be strong, results-oriented business partners with whom Walmart intends to strengthen relationships.

Participants:

Individual Walmart retail markets and Global Sourcing teams nominate suppliers to participate in the program. In retail markets, senior merchants are responsible for the identification and nomination of select suppliers for participation in the Supplier Development Program.
In Global Sourcing, the sourcing director nominates suppliers for participation.

To nominate a supplier, send an e-mail to **ethicalstnds@wal-mart.com**. You may also contact your Ethical Sourcing Retail Market Manager.

Program Content:
Aimed at select suppliers and factories within their supply chain, the program curriculum takes a holistic approach to social and environmental responsibility, focusing on proven ethical sourcing management systems. Through improvements in policies, procedures, and practices, suppliers and factories benefit in:

- Recruiting, selecting, hiring, and training workers
- Managing wages, benefits, production, and work hours
- Rewarding and promoting workers
- Communicating and relating with workers
- Aiding workers maintain standards of behavior
- Managing harassment and abuse
- Managing environmental impacts

Becoming an Ethical Sourcing Supplier Development Graduate:
Suppliers will be designated as Ethical Sourcing Supplier Development Graduates upon completion of the program. To succeed, suppliers must demonstrate they have the ES systems, people, and processes in place to responsibly partner with ES in managing their factories. Suppliers who complete the program will take ownership and provide accountability of all their social and environmental responsibility programs. They are eligible to partner with ES and largely self-managed factories, while maintaining the option of using a third-party audit firm.

The program provides suppliers information and tools to actively monitor approved factories by enabling them to:

- Recognize and anticipate challenging working conditions and environmental standards
- Remediate root causes and implement sustainable solutions for social and environmental challenges
- Proactively develop strong ES management systems and policies (e.g., strong hiring procedures to screen out the risk of underage labor)
- Improve factory working conditions and dormitory standards

In order to maintain the status of an Ethical Sourcing Supplier Development Graduate, suppliers will provide:

- A self-assessment every 6 months for ES review
- A formal third-party validation audit every two years

A sample of submitted self-assessments will be validated through unannounced audits by the Walmart ES team to ensure adherence to ES standards.

Program benefits:

- Buyers will have added confidence in the performance capability of supplier
- Proactive improvement of factory working conditions

- Enhanced reputation with Walmart and other customers
- A more satisfied workforce
- Enhanced worker loyalty and retention

We expect our suppliers to uphold our values in complying with our Ethical Sourcing standards, and to teach their factories to uphold effective practices and processes. Together we are building a supply base for the next generation Walmart.

Ethical Sourcing Supplier Development Program Summary

Supplier Nomination

Who participates:
Suppliers considered critical to the business

Who nominates:
Senior Merchant or Senior Sourcing Manager. To nominate a top supplier, send an e-mail to **ethicalstnds@wal-mart.com**.

What the program teaches:

Teaches strong ethical sourcing management systems, tools, and skills to remediate orange factories while improving or maintaining green or yellow status.

Encourages proactive development of socially and environmentally responsible practices in the supply chain.

Takes 9 to 12 months to implement.

Supplier Development

How program is structured:

Phase One – Assessment
- ES team verifies effectiveness of the supplier's management systems and develop plans to achieve next steps
- Training on Management Systems
- Actions addressing gaps

Phase Two – Development
- Development of the self managed systems as agreed – systems for HRMS, IMS, SCM, CSR
- ES team works with supplier to refine, define, and develop systems, procedures, and tools and close gaps
- ES team conducts demo audits to assess progress and performance
- Training how to do CAP's

Phase Three – Monitoring and Sign Off
- Supplier proves consistent transparency and performance improvement
- Supplier actively participates in programs (training, workshops, etc.) beyond compliance
- Supplier is recognized as capable of self-assessment and remediating social and environmental challenges

Program Benefits

Merchant and Sourcing Engagement:
Merchants or Sourcing Managers continue working with the supplier to foster strong participation, partnership, and accountability.

Merchants and Sourcing will expect and encourage sustained results from supplier after completion of program– to include ongoing review of factory status and management practices through continued dialogue at supplier meetings.

Benefit to suppliers:
- Supplier creates opportunities to proactively improve factory working conditions and environment
- Program compliance strengthens confidence in supplier and enhances business reputation
- Suppliers increase efficiency and decrease disruptions to business, thus increasing productivity and profitability
- Program supports supplier to further grow with Walmart

Becoming an Ethical Sourcing Supplier Development Graduate

Supplier completes SDP

Demonstrates ownership through completion of SDP deliverables

Shifts from strictly "audit-based" program to proactive development program

Supplier engagement

Performs appraisals for approved factories* and submits findings to ES team every six months using Walmart audit methodology

Walmart ES audit conducted every two years

Proves quality of information and rigor of processes

Exhibit N

[begins on following page]

Walmart

Ethical Sourcing Update

Fact Sheet for Supplier Letter Announcement

Overall Mission

- At Walmart, we are committed to value chains that empower the people who work in them, and the families that are supported by them, to live better.
- Our dedication to responsible sourcing includes both raising our own standards and partnering with other stakeholders to improve the standards and opportunity for workers across the industry.

Supplier Letter Introduction

- The fire and tragic loss of life at the Tazreen factory in Bangladesh have highlighted number of additional opportunities to improve the safety of our global supply chains.
- With this letter, Walmart is initiating the implementation a new industry-leading standard for factory health and safety initiatives.
- Our objective is to work with like minded companies to raise the bar for the entire industry. We recently shared the new policy with NGOs, companies, and government officials to get their feedback and direction.
- We are distributing this letter to all suppliers globally to inform them of a new zero-tolerance policy for unauthorized subcontracting, as well as related ethical sourcing program enhancements.
- These new policies are designed to strengthen compliance of important safety standards.
- These are the first steps of many as we work to create more transparent and productive supply chains that increase opportunity for those who work in them. We believe that higher standards will result in stronger manufacturing industries.

Supplier Letter Details

- **Walmart is reaffirming and strengthening its zero tolerance policy for unauthorized subcontracting.**
  - This includes any undisclosed subcontracting conducted with or without the supplier's knowledge by agents, third-party facilities or any other entity within the supplier's supply chain.
  - Suppliers are responsible to communicate our Ethical Sourcing requirements to all entities within the supplier's supply chain.
  - In addition, any facilities subcontracting sourcing of Walmart merchandise to an undisclosed or unauthorized facility will be classified as "Red-Failed" in our system and may be permanently barred from sourcing merchandise to Walmart for all retail markets.

- **New facilities will be required to be prequalified prior to being made active.**
  - Newly disclosed facilities will now be required to prequalify with a "Green" or "Yellow" ethical sourcing audit rating prior to being made active. (Green and Yellow are the two best ratings.)
  - "Orange" rated facilities may no longer be added into a supplier's network. We will be compiling a list of unauthorized/red-failed factories to share with our suppliers, through



RetailLink, and publicly on our corporate website in order to better prevent these factories from entering our supply chain.

- **Suppliers will be required to have a company representative based in-country to ensure compliance.**
  - No later than June 1, 2013, and as allowed by local law and procedures, all suppliers are required to have a company representative, and not just an agent, responsible for ensuring compliance with our Ethical Sourcing requirements stationed in all countries in which the supplier is actively sourcing Walmart product.
  - Frequent, in-person monitoring of the supplier's facilities will be considered an essential element for the supplier's continuation of business with Walmart.

- **We are instituting enhanced fire safety standards in all countries.**
  - We have made several modifications to our protocol for auditing and assessing facilities.
  - Facilities found to have fire safety related violations will have 30 days in which to take corrective action before production is barred.
  - In addition, there is a certain set of safety requirements which may be above and beyond legal requirement(s) that must be implemented and adhered to.
  - Suppliers must work with their facilities to ensure all requirements are being met.

- **We are also strengthening our processes and protocols for fire safety in Bangladesh.**
  - Walmart will initiate a review of active facilities and will require corrective action within 30 days for any fire safety issues identified. Fire safety issues identified in future audits also will require 30 day corrective action.
  - All facilities must go through a mandatory electrical and building safety review provided by a credible independent external certification agency.
  - Production may not begin until after the facility has passed the full Ethical Sourcing prequalification process. Production in a facility that has not been prequalified will be deemed unauthorized subcontracting.
  - While an overall global approach is necessary, there is a need for heightened attention to the risks specifically related to building structure in Bangladesh. A facility that meets one or more of the below Structural Fire Safety Criteria is deemed to be at high risk for fire related incidents and will be assessed as "Red-Unauthorized" and inactivated. A facility assessed as Red-Unauthorized is no longer eligible for Walmart production for any retail market.
  - Structural Fire Safety Criteria to be Deemed High Risk:
    - Residential building converted into factory
    - Facilities in multi-story building with a ground-floor marketplace
    - Facilities in multi-story building shared with other factories/enterprises under separate ownership
    - Facilities with a rooftop that does not meet legal requirements
    - Facilities where there is a residence located within the building
  - Multiple facilities in a compound should be combined into one audit. For facilities in a compound that have not been sourcing for Walmart, suppliers have until April 1, 2013 to work with these in preparation for inclusion in the audit process. If a combined facility refuses to participate in the audit or denies the audit firm access to facilities or documentation upon request, the entire facility will be assessed as Access Denied as per our standard Ethical Sourcing audit protocol. The facility will be inactivated precluding shipment and new order placement.

Exhibit O

[begins on following page]

Standards for Suppliers

The Standards for Suppliers ("Standards") are Wal-Mart Stores, Inc.'s ("Walmart") fundamental expectations from its suppliers related to social and environmental conditions. These Standards are utilized to evaluate employment practices and environmental compliance in those facilities producing merchandise for sale by Walmart. Suppliers must also comply with Walmart's Gift and Gratuity and Conflicts of Interest Policies and conduct their business in an ethical manner and consistent with accepted accounting principles.

The Standards must be visibly posted in English and in the shared language(s) of its employees in a common area at all facilities that manufacture products for Walmart and its affiliates.

All Suppliers and their manufacturing facilities, including all subcontracting and packaging facilities, will be held to these standards. As a guide to help Suppliers understand the expectations and obligations of the Standards for Suppliers, Walmart has prepared the ethical and environmental Standards for Suppliers Manual ("Manual"). A copy of the current edition of the Manual may be obtained at http://walmarturl.com/ethicalsourcing.

Standards

1. Compliance with Laws
Suppliers and their designated manufacturing facilities ("Suppliers") must fully comply with all applicable national and/or local laws and regulations, including but not limited to those related to labor, immigration, health and safety, and the environment.

2. Voluntary Labor
All labor must be voluntary. Slave, child, underage, forced, bonded, or indentured labor will not be tolerated. Suppliers shall not engage in or support trafficking in human beings. Suppliers shall certify that they have implemented procedures to manage the materials, including all labor related processes, incorporated into their products to ensure they comply with laws on slavery and human trafficking. Workers must be allowed to maintain control over their identity documents.

3. Labor Hours
Suppliers must provide workers with rest days and must ensure that working hours are consistent with the law and not excessive.

4. Hiring and Employment Practices
Suppliers must implement hiring practices that accurately verify workers' age and legal right to work in the country prior to employment. All terms and conditions of employment including, but not limited to, hiring, pay, training, promotion, termination, and retirement must be based on an individual's ability and willingness to do the job.

5. Compensation
Suppliers must compensate all workers with wages, overtime premiums, and benefits that meet or exceed legal standards or collective agreements, whichever are higher. Suppliers are encouraged to provide wages that meet local industry standards. Suppliers are encouraged to provide wages and benefits that are sufficient to meet workers' basic needs and provide some discretionary income for workers and their families.

6. Freedom of Association and Collective Bargaining
Suppliers must respect the right of workers to choose whether to lawfully and peacefully form or join trade unions of their choosing and to bargain collectively.

7. Health and Safety
Suppliers must provide workers with a safe and healthy work environment. Suppliers must take proactive measures to prevent workplace hazards.

8. Dormitories and Canteen
Suppliers who provide residential and dining facilities for their workers must provide safe, healthy and sanitary facilities.

9. Environment
Suppliers should ensure that every manufacturing facility complies with environmental laws, including all laws related to waste disposal, air emissions, discharges, toxic substances and hazardous waste disposal. Suppliers must validate that all input materials and components were obtained from permissible harvests consistent with international treaties and protocols in addition to local laws and regulations.

10. Gifts and Entertainment
Suppliers must not offer gifts or entertainment to Walmart associates.

11. Conflicts of Interest
Suppliers must not enter into transactions with Walmart associates that create a conflict of interest.

12. Anti-Corruption
Suppliers must not tolerate, permit, or engage in bribery, corruption, or unethical practices whether in dealings with public officials or individuals in the private sector.

13. Financial Integrity
Suppliers must keep accurate records of all matters related to their business with Walmart in accordance with standard accounting practices such as Generally Accepted Accounting Principles (GAAP) or International Financial Reporting Standards (IFRS).

Reporting Violations

Violations of Walmart Standards can be reported confidentially in a local language. If you have knowledge that any of these standards are being violated, you are encouraged to report the issue. Contact methods are listed below.

- **Email:** ethics@wal-mart.com
- **World Wide Web:** www.walmartethics.com
- **Phone:** +1 (800) WM-ETHIC
  (number varies by location)


Walmart

Section A: The Standards

The Standards for Suppliers ("Standards") are Wal-Mart Stores, Inc.'s ("Walmart") fundamental expectations from suppliers on the treatment of factory workers and the suppliers' impact on the environment.

The Standards must be visibly posted in English and in the shared language(s) of its employees in a common area at all facilities that manufacture products for Walmart and its affiliates.

This section further explains and outlines how Walmart will measure suppliers' compliance with each of its Standards.

In this section, the term "supplier(s)" shall include all manufacturing, subcontracting and packaging facilities, all of which will be held to these Standards.

1. Compliance with Laws

Suppliers and their designated manufacturing facilities ("Suppliers") must fully comply with all applicable national and/or local laws and regulations, including but not limited to those related to labor, immigration, health and safety, and the environment.

This standard is a minimum for Walmart suppliers. In addition to the laws and regulations stated above, suppliers' compliance also extends to other matters such as intellectual property rights, labeling, documentation, and certifications.

Walmart is aware that in many of the jurisdictions in which its suppliers conduct business, the interplay between local, regional and national laws and regulations can cause confusion. In light of this reality, Walmart's position is that when there is an apparent conflict between the terms of applicable laws, the supplier is expected to adhere to the most stringent version.

2. Voluntary Labor

All labor must be voluntary. Slave, child, underage, forced, bonded, or indentured labor will not be tolerated. Suppliers shall not engage in or support trafficking in human beings. Suppliers shall certify that they have implemented procedures to manage the materials, including all labor related processes, incorporated into their products to ensure they comply with laws on slavery and human trafficking. Workers must be allowed to maintain control over their identity documents.

Employment must be on a voluntary basis and workers must be able to travel freely as allowed by law. Slave, forced, and child labor are prohibited and those factories that are found to have violated this provision will cease producing merchandise for Walmart and all previously produced merchandise may be subject to destruction.

Specifically:

- Child Labor, Underage workers and Juvenile (minor) workers

- Child Labor: Suppliers are prohibited from employing any workers under the age of 14 regardless of national and/or local laws or regulations.

- Underage workers: Suppliers are prohibited from employing workers below the minimum working age as defined by legal regulations. All workers must be at or above the legal minimum age at time of employment. If there is a conflict in permissible age between laws, the supplier must conform to the one with a higher minimum age.

- Children under the minimum working age should not be allowed in factory work areas at any time.

- Juvenile (minor) workers: Where legal regulations specify juvenile (minor) employment restrictions or requirements, the supplier must demonstrate compliance with said requirements. Workers above the legal minimum working age but younger than 18 shall be considered juvenile workers.

  - Workers under the age of 18 should be allowed to complete compulsory education per legal regulations.

  - Suppliers shall comply with all applicable laws governing work hours regulating or limiting the nature, frequency and volume of work performed by workers under the age of 18.

  - Suppliers shall maintain necessary records identifying all workers under the age of 18.

  - No person under the age of 18 shall undertake hazardous work, i.e., work which by its nature or the circumstances in which it is carried out, is likely to harm the health or safety of persons under the age of 18.

- Suppliers must have effective age-verification procedures. The personnel (personal) file of each worker must contain copies of identification documents (such as birth certificates and national ID cards) as proof of age.

- Suppliers found to have used child/underage labor will be asked to remediate the situation by implementing a satisfactory solution that places the best interest of the child/underage worker first.

• Forced Labor

- All forms of forced and slave labor are prohibited.

- Suppliers shall not engage in or support trafficking in human beings.

- Suppliers must verify that their product supply chains address risks of slavery and human trafficking.

- Suppliers shall certify that they have implemented procedures to manage the materials, including all labor related process, incorporated into their products to ensure they comply with laws on slavery and human trafficking.

- Workers must be able to voluntarily end their employment without any restrictions. Any restrictions for workers to voluntarily end their employment, such as excessive notice periods or substantial fines for terminating their employment contracts, are prohibited.

- Suppliers must never physically prevent or delay workers from leaving the facility or its grounds unless for reasonable safety reasons.

- Suppliers must grant employees permission to leave the factory under reasonable circumstances, such as personal or family emergencies, without disciplinary penalty.

- Suppliers must not require employees to make any monetary deposits or require employees to surrender any original identification documents as a condition of employment.

- Suppliers should never require employees to incur debt through recruitment fees or make any financial guarantees to secure employment.

3. Labor Hours

Suppliers must provide workers with rest days and must ensure that working hours are consistent with the law and not excessive.

Suppliers shall comply with all working hour laws and regulations, public holidays and leave.

Specifically:

- Overtime should be voluntary. Workers may not be physically coerced to perform overtime work.

- Suppliers must comply with legal regulations on overtime hours. If regulations regarding the number of maximum overtime requirements do not exist, then the working hours should not exceed 60 hours per week consisting of a maximum of 48 regular hours and 12 hours of overtime.

- In the absence of regulations, workers must have a minimum of one day off in seven; workers may work on their rest day but should not do so more than once in every two weeks. Suppliers should ensure that workers do not consistently work on their rest day by monitoring and limiting this practice.

- Suppliers must ensure that time worked by all workers, including those on a piece rate payment scheme, is fully documented by time cards or other accurate and reliable recording systems such as electronic swipe cards. This should include all regular and overtime hours, as well as any breaks.

- Employees must record their own working hours, i.e. clock in and out themselves.

- Time records for all workers must be available for review. This includes agency and temporary workers.

- Suppliers shall provide reasonable meal and rest breaks, which at a minimum is compliant with the law.

- Suppliers shall provide workers with all official public holidays as required by law. Suppliers shall provide workers with paid annual leave as required by law.

- Suppliers shall have work hour policies and procedures in place to ensure compliance with the law.

- Written approval from local government parties permitting tolerance of excessive overtime contrary to legal regulations will not be accepted.

4. Hiring and Employment Practices

Suppliers must implement hiring practices that accurately verify workers' age and legal right to work in the country prior to employment. All terms and conditions of employment including, but not limited to, hiring, pay, training, promotion, termination, and retirement must be based on an individual's ability and willingness to do the job.

Suppliers must have internal controls validating the legal right of foreign workers to work in the country. Every foreign worker must have a valid work permit and be in the country lawfully. Suppliers must validate the age of workers prior to employment. Work permits as well as copies of government issued identification documents must be maintained in the personnel files of all workers.

Employment practices of suppliers should be based on equal opportunity for all workers. Employment practices include, but are not limited to, recruiting, hiring, training, job assignments, compensation, benefits, promotions, discipline, termination or retirement.

Specifically:

- When required, Suppliers must issue an employment contract to all employees that is compliant with the law.

- The employment contract should be provided in the national language or the prevalent language of a majority of the employees.

- Suppliers should not use consecutive short-term contracts and/or apprenticeship schemes absent a bona fide intent to impart skills or provide regular employment.

- Suppliers shall not engage in any form of home-working unless prior consent is obtained from Walmart.

- Suppliers shall treat all workers with dignity and respect.

- Suppliers shall not engage in or tolerate bullying, harassment or abuse of any kind (physical, verbal, sexual, corporal punishment).

- Suppliers should establish written disciplinary procedures that are clear, understandable and in a language comprehensible to workers.
- All disciplinary actions should be recorded.
- Suppliers shall not use monetary fines and penalties to maintain labor discipline, including for poor performance or violating company rules, regulations, and policies.
- Workers should be allowed reasonable movement in the workplace, including unrestricted access to bathrooms and drinking water.
- Unless prescribed by law, mandatory pregnancy testing of female applicants, contract workers or employees is prohibited. Suppliers should not ask female applicants about their pregnancy status.
- Restricting or limiting reproductive rights is prohibited.
- Suppliers must comply with any work environment regulations protecting the health and safety of all workers including, pregnant, post-partum and lactating women.
- Women returning from maternity leave should be given an equivalent position and equal pay as required by law.

5. Compensation

Suppliers must compensate all workers with wages, overtime premiums, and benefits that meet or exceed legal standards or collective agreements, whichever are higher. Suppliers are encouraged to provide wages that meet local industry standards. Suppliers are encouraged to provide wages and benefits that are sufficient to meet workers' basic needs and provide some discretionary income for workers and their families.

Suppliers must compensate all workers in accordance with the law and where applicable with contractual agreements. Workers must be provided with written and understandable details regarding their employment and compensation.

Specifically:

- Workers on a piece rate payment scheme shall receive at least the legal minimum wage.
- Suppliers shall pay all workers, including those on a piece rate payment scheme, the applicable overtime premium rate for all overtime hours worked.
- Suppliers shall pay all workers on probation, undergoing training or participating in an apprenticeship program in accordance with the law.
- Suppliers must provide all legally mandated holidays, leave, benefits and bonuses, such as official holidays, annual leave, sick leave and severance payments, to all eligible workers within legally defined time periods. In addition, all leave and bonuses shall be accurately calculated.

- Workers should be aware of their benefits and understand how their wages are calculated. Workers should be provided with pay slips in a language the workers understand that shows regular and overtime hours worked, regular and overtime rates and wages, bonuses and deductions. All cash payments of wages and benefits made directly to the worker must be properly documented. Accuracy and receipt of payment must be confirmed by the relevant workers in writing (signature, thumbprint, etc.).

- Payment of wages should be made no later than 30 days from beginning of the wage period. No wage-period shall exceed one month.

- Suppliers must only deduct from wages what is legally permitted and deductions should not be excessive. Deductions from wages must not be made without the express and written consent of workers and shall be documented in employee files. Deductions must not be made as a disciplinary measure and Suppliers must not deduct recruitment agency fees.

6. Freedom of Association and Collective Bargaining

Suppliers must respect the right of workers to choose whether to lawfully and peacefully form or join trade unions of their choosing and to bargain collectively.

Workers must be able to join or form trade unions consistent with laws and regulations. Suppliers and factory management must not prevent workers from exercising their rights and must not discriminate against worker representatives and union members due to their membership or affiliation with a trade union. In accordance with local regulations, suppliers and factory management must give worker representatives access to the workplace in order to carry out their representative functions.

Specifically:

- Freedom of Association

  - Factories must respect employee rights to freedom of association; they must not impose any punitive actions against workers in supporting a union such as threatening, fining, suspending or firing workers exercising those rights. Any action that suppresses freedom of association is prohibited, and may be an act deemed illegal in some countries' labor codes.

  - Where the right to freedom of association and collective bargaining is restricted under law, the supplier should not hinder the development of lawful parallel means for independent free association and bargaining.

  - Managers and supervisors should be trained in freedom of association compliance when possible, and workers should receive instruction on their rights under national law and company standards.

- Collective Bargaining

  - Factories must honor the right of workers to bargain collectively.

- Employees should be able to raise issues regarding any collective bargaining agreement compliance by the employer/factory without retaliation.

- In situations where a Trade Union is not recognized as the bargaining agent of some or all of the workers in a factory, the Trade Union should have the means for defending the occupational interests of its members.

7. Health and Safety

Suppliers must provide workers with a safe and healthy work environment. Suppliers must take proactive measures to prevent workplace hazards.

The work environment must be safe and sanitary to ensure there are no unreasonable risks to the health and safety of all workers. Suppliers must implement procedures and safeguards to prevent accidents and injuries to workers; procedures and safeguards include, but are not limited to, inspection of buildings, machinery, and fire extinguishers. Regular and recorded health and safety training shall be provided for all new or reassigned workers and management. The responsibility for ensuring health and safety in the workplace should be assigned to a factory management representative. Adequate and appropriate personal protective equipment and clothing must be provided to all workers, particularly those handling hazardous materials.

Suppliers shall comply with these provisions in accordance with their specific industry conditions and related hazards.

Specifically:

- Fire Safety - Suppliers must ensure:
  - Aisles, exits and stairwells are kept clear and unblocked at all times.
  - Exits are unlocked at all times during working hours and are clearly marked. Exit doors must open outwards, be unlocked from the inside and require no special operation.
  - Factories conduct regular fire drills at least once per year or as mandated by law, whichever is more frequent.
  - Factories have functional, sufficient and accessible firefighting equipment.
  - Factories establish an adequate evacuation plan.
  - Factory exits are properly marked with illuminated signs in English and the local language.
  - Evacuation routes are marked on the floors and posted in each work area.
- Electrical Safety – Suppliers must ensure:
  - Factories maintain appropriate electrical wiring and circuit box conditions.

- Factories use appropriate protection equipment, including rubber mats as required.

- PPE/Chemical Safety – Suppliers must ensure:
  - The availability of complete inventory of all chemicals used in the factory, separating hazardous and non-hazardous chemicals.
  - Factories establish appropriate spill response programs.
  - MSDS/CSC (chemical safety card) is available for utilized chemicals in local language and available on the floor where chemicals are being used.
  - Factories appropriately store chemicals (proximity of incompatible chemicals, away from ignition sources, etc.).
  - Chemical containers are opened and dated when received and properly labeled with at least the chemical name and hazard warnings.
  - Factories provide appropriate PPE (Personal Protective Equipment) and training for workers.
  - Factory workers properly utilize PPE.
  - Factories establish appropriate PPE Emergency Preparedness and Response procedures and training.
  - Eye wash stations are appropriately located and maintained.

- Hazardous Liquids (e.g. flammable and acid-based liquids) – Suppliers must ensure:
  - Hazardous liquids are stored in appropriate (durable and compatible) storage bulk/drum/container.
  - Factories establish standard operating procedures (SOP) for handling flammable liquids.
  - Factories maintain a list of hazardous liquids (flammable and acid base) used and stored.
  - Training regarding the proper and safe storage and handling of flammable liquids is provided to workers and recorded.
  - Factories establish a preventative maintenance program for flammable liquid systems and equipment installed in hazardous (classified) locations.

- Sanitation – Suppliers must ensure:
  - Accessibility of potable drinking water for their workers.
  - Restrooms, canteens, food preparation areas, dormitories, etc. are maintained in a safe and clean condition.

- Factories possess appropriate hygiene certificates for their canteen and its workers as mandated by law.

- Accident/First Aid/Risk Assessment – Suppliers must ensure:
  - Factories maintain detailed accident/incident logs.
  - Factories maintain an appropriate First Aid program as mandated by law.
  - Factories maintain sufficient First Aid boxes that are maintained and restocked when needed.
  - Factories maintain a safe working environment and ensure work areas do not present any safety hazards.
  - Factories perform and document risk assessments relating to occupational health and safety risks.

- Machine/Equipment Operation and Maintenance – Suppliers must ensure:
  - Training regarding the proper and safe operation of machinery/equipment is provided to workers and recorded.
  - Machines are equipped with appropriate and operational safety devices, which are inspected and serviced on a regular basis.
  - Machines with rotating parts are enclosed and interlocked with an automatic shut off mechanism.
  - All required safety/protective guards are securely in place, in good operating condition and regularly inspected.
  - Machine safety instructions (including pictures/warnings) and machine operational parameters are posted on all machinery.
  - Proper LOTO (Lockout/Tagout) practices and procedures are implemented to safeguard employees from unexpected startup of machinery and equipment during service or maintenance activities.
  - Proper CLTI (Cleaning, Lubrication, Inspection and Tightening) checklist is maintained after each machine maintenance.
  - Maintenance records for machinery and equipment are maintained.
  - All machine breakdowns are recorded on a regular basis.
  - Risks associated with machine hazards are evaluated (root cause analysis) and control measures are identified and implemented.
  - Factories inspect machines/equipment before being used by workers.

- Machines/equipment are being used for their intended purpose.
- Factories establish a Machine Safety Committee comprised of management, worker representatives and maintenance team to address concerns related to machine safety.
- When required, factories maintain proper machine/equipment certificates and licenses.
- Radiation and light sources (lasers/welding arcs) are properly shielded.
- Factories maintain required legal certificate/license/registration for all pressurized/compressed equipment (boilers, compressors, gas cylinders, etc.).
- Workers are not disciplined for raising safety concerns.

8. Dormitories and Canteen

Suppliers who provide residential and dining facilities for their workers must provide safe, healthy, and sanitary facilities.

All areas of the dormitory facilities shall be kept secure, clean and have safety provisions (such as fire extinguishers, first aid kits, unobstructed emergency exits, emergency lighting, etc.). Emergency evacuation drills shall be conducted at least once a year. Additionally, suppliers shall provide appropriate washroom facilities, including adequate toilets and showers segregated by gender. The dormitory facility should also have security measures to protect employees and their property.

Dormitories must be in compliance with all housing laws and regulations, occupancy requirements, health and safety laws.

Specifically:

- The dormitory facilities must be of a permanent nature and comply with legal codes/regulations.
- The dormitory facilities must be separate from the production areas, workshops and warehouses.
- Management shall ensure dormitory rooms, common areas, hallways, toilets, bathrooms and shower facilities are maintained in a functional, clean condition and are secure. As a best practice, it is recommended that cleaning services are provided by the factory/dormitory management. Additionally, hygiene and good housekeeping guidance should be provided to workers.
- Dormitory rules and regulations must be provided to workers and should include but is not limited to: guidance regarding sanitation, good housekeeping and personal hygiene; curfew hours if applicable; visitation hours; security and safety regulations.
- Where legal regulations are not specified, at least one functioning sink with both hot and cold water must be provided for every six occupants.

- Where legal regulations are not specified, at least one functioning shower with both hot and cold water must be provided for every fifteen occupants. Showers should be separated and marked by gender.

- Toilets must be clean, functioning, well-lit, well-ventilated, and stocked with toilet paper and soap. Where legal regulations are not specified, there must be at least one toilet for every fourteen occupants, separated and marked by gender.

- Where legal regulations are not specified, there must be 3.6 square meters of space per occupant and ceilings in the room must be 2.1 meters (7 feet) high.

- Where legal regulations are not specified, a lockable space sufficient for all work and non-work items with at least .50 cubic meters storage per worker must be provided.

- Fresh potable drinking water must be available for occupants without restriction.

- Occupants are provided their own individual beds.

- Sleeping quarters have adequate lighting.

- Dormitory facilities are well ventilated. There are windows to the outside or fans and/or air conditions and/or heaters in all sleeping areas for adequate circulation, ventilation and temperature control.

- A first aid kit must be provided in a visible, accessible location. Sufficient first aid kits must be maintained and restocked when needed. In addition, trained first aid personnel should be readily available during any 24 hour period.

- Sufficient and functional firefighting equipment must be provided in a visible, accessible location on each floor. In addition, fire drills should be conducted at least once a year so that residents are familiar with the evacuation procedures. In addition, trained fire fighting personnel should be readily available during any 24 hour period.

- Dormitories must have at least 2 unobstructed emergency exits per floor leading to a safe location.

- Exit doors must open outwards, be unlocked from the inside and require no special operation. Exit doors, exit routes, aisles and stairwells are kept clear and unblocked at all times.

- Dormitories must have an audible fire alarm that can be heard in all parts of the building.

- Dormitories must have emergency lighting installed in exits, hallways and stairways.

- All food service areas (i.e. kitchen, canteen, food preparing areas, etc.), floors, surfaces and equipment are kept clean and sanitary. Dormitories should provide a food preparation and serving area for meals.

- Food must be properly stored and handled in a sanitary fashion.

- Food service workers must have current health certificates.

- Canteen should be equipped with cooking stoves, mechanical refrigeration, sinks with hot and cold running water, and proper lighting and ventilation.

- Effective insect, pest and rodent control is required.

9. Environment

Suppliers should ensure that every manufacturing facility complies with environmental laws, including all laws related to waste disposal, air emissions, discharges, toxic substances and hazardous waste disposal. Suppliers must validate that all input materials and components were obtained from permissible harvests consistent with international treaties and protocols in addition to local laws and regulations.

In addition to meeting specific laws and regulations such as acquiring the necessary permits and approvals relating to waste disposal, air emissions, wastewater discharge, water use, energy conservation, Greenhouse Gases, hazardous substances, environmental impact assessment, land use, and noise pollution, Walmart expects its suppliers to be leaders in the implementation of measures for reducing air and water pollutants, energy and water usage, and waste. Suppliers should have an awareness of significant environmental aspects and impacts, both positive and negative.

Appropriate and adequate environmental training should be provided to all workers and management.

Specifically:

- Waste Management – Suppliers must ensure factories:
    - Obtain and maintain appropriate permits for onsite waste disposal as required by law.
    - Deliver hazardous waste for offsite treatment and disposal only to contractors licensed or permitted by appropriate competent authority (if any), which should be verified regularly.
    - Handle, store and transport hazardous waste in a safe and environmentally (secondary containment) sound manner to control any risks of environmental contamination.
    - Segregate hazardous and non-hazardous waste.
    - Maintain waste containers and labels in an appropriate condition.
    - Maintain waste inventory and tracking records, including the disposal and treatment of both on-site and off-site waste.
    - Conduct no on-site waste burning or uncontrolled waste land filling.
    - Employees should be provided appropriate waste management training, including the handling and segregation of wastes.

- Wastewater & Effluents Management – Suppliers must ensure factories:
    - Obtain and maintain appropriate permits for wastewater/effluents treatment and discharge, as required by law.
    - Conduct regular wastewater monitoring (sampling & testing), as required by law.
    - Strictly comply with wastewater/effluents discharge limits established by competent authorities.
    - Take necessary corrective actions in the event discharge limits are exceeded.
    - Have a drainage system in place to convey wastewater to treatment plant and/or final discharge poi.nts. A detailed layout or schematic of the drainage system should be available for review.
    - If applicable, maintain wastewater treatment plant in safe operating conditions to avoid risks to environment and/or human health.
- Air Emissions Management – Suppliers must ensure factories:
    - Obtain and maintain appropriate permits for air emissions as required by law.
    - Conduct regular air emissions monitoring (sampling & testing), as required by law.
    - Strictly comply with any applicable air emissions limits as required by law.
    - Take immediate corrective actions in the event emission limits are exceeded.
    - Maintain air emission control equipment on a regular basis.
    - Establish an inventory of sources related to air emission points.
    - Maintain an inventory of ODS (ozone depleting substances).
    - Seek to expand the inventory of ODS (ozone depleting substances) containment equipment.
    - Inspect and maintain ODS (ozone depleting substances) containment equipment to prevent the accidental release of substances.
- Water Management – Suppliers must ensure factories:
    - Obtain and maintain appropriate permits for water use / extraction as required by law.
    - Maintain data regarding water use consumption (e.g. water consumption data from water bills and meter readings).

- Energy use and GHG (greenhouse gases) management – Suppliers must ensure factories:
    - Meet applicable legal requirements in terms of energy use and GHGs emissions.
    - Obtain and maintain appropriate permits as required by law.
    - Set up energy use inventory (e.g. energy consumption data from energy bills and meter readings, fuel bills, gas bills, on-site transport) and conduct regular monitoring.
    - Maintain Greenhouse Gas Emissions (direct and indirect) inventory, as required by law.
- Land Use and Biodiversity– Suppliers must ensure factories:
    - Conduct Environmental Impact Assessment and submit the results to competent authority for review and approval as required by law.
    - Obtain and maintain appropriate permits for land use and facilities construction as required by law.
    - Meet applicable legal regulations regarding protected land.
- Environmental Management System – Unless otherwise required by the Law, Suppliers should encourage factories to:
    - Obtain and maintain an environmental legal register.
    - Adopt environmental policy.
    - Have a mechanism in place to monitor environmental laws and regulations changes to achieve compliance.
    - Appoint a member of management team for the coordination of environmental management activities and ensure he/she is properly trained.
    - Develop an emergency protocol to deal with environmental incidents. The emergency protocol should include emergency response plan, trained emergency team and regular drills.
    - Emergency Response Plan should be communicated to the local authorities, emergency services, and local communities as required by law.
    - Provide regular environmental training to impacted employees.

- Hazardous Substances Management / Soil & Ground Water Pollution Prevention – Suppliers must ensure factories:
    - Do not utilize banned chemicals.
    - Obtain and maintain appropriate permits for hazardous substances handling & storage as required by law.
    - Take appropriate measures to prevent & control any risks of environmental pollution from hazardous substances release, including the contamination of soil and groundwater.
    - Verify the existence of sensitive receptors (e.g. rivers, underground water, etc.) close to production facilities and implement special measures to prevent contamination where needed.
    - Maintain an inventory of hazardous substances used and stored, which should be maintained together with relevant up-to-date Material Safety Data Sheets (MSDS).
    - Provide employees with appropriate pollution prevention and response training.
    - Provide employees with appropriate hazardous substance handling training.
    - Report any pollution and hazardous substance incidents to the authorities as required by law.
- Noise Pollution – Suppliers must ensure factories:
    - Obtain and maintain appropriate permit for noise pollution as required by law.
    - Perform noise pollution assessments as required by law.
    - Conduct regular noise pollution monitoring as required by law.
    - Comply with noise pollution limits as required by law.
    - Take immediate corrective actions in the event the noise pollution limits are exceeded.
    - Have an understanding and awareness of nuisance levels from site activities and associated impacts (including odor, noise, visual and general housekeeping).
- Permissible harvests and origin of raw (input) materials:
    - Suppliers and factories should maintain inventory records and production records to demonstrate origin of incoming materials and place of production.
    - Factories must demonstrate through Chain of Custody documents (certifications) that raw materials (cotton, wood, etc.) were obtained from legal harvests consistent with international treaties and protocols in addition to local laws and regulations even if national regulations do not regulate harvests.

Exhibit P

[begins on following page]



Supply chain



Helping people live better has always been core to Walmart's mission and the foundation of our business. This mission applies to our customers, associates and the workers who make the products we sell. In 1992, we developed our Ethical Sourcing program to verify the products we sell are produced in a way that provides dignity and respect for workers in the supply chain, while protecting the environment.



Taking ethical sourcing beyond compliance

As the world's largest retailer, we strive to positively impact global supply chain practices by consistently raising our own standards and partnering with other retailers, brands, suppliers, NGOs and government leaders to find innovative and sustainable ways to improve working conditions. Through this collaboration we work to help build ladders to a better life in the countries we source from.

Over the past year, we have continued to make great strides in this area. We are in the second year of our innovative Supplier Development Program, in which our Ethical Sourcing team works closely with suppliers to improve working conditions in factories. Through this and other related programs, we have helped elevate 286 factories from an orange to a yellow rating.



Our efforts have been recognized by various respected independent organizations. In the Q4 2011 Covalence ethical reputation index, which tracks the ethical reputation of multinational corporations, Walmart ranked fifth out of 37 retailers. We also ranked second on resources devoted to supply chain compliance among apparel companies in Toward a Safe, Just Workplace: Apparel Supply Chain Compliance Programs, a scorecard published in 2010 that examines supply chain compliance for fair working conditions.

Despite this progress, there is still considerable opportunity ahead. For example, in September 2011, Walmart introduced the Women's Economic Empowerment initiative. As part of this, we launched a program to provide basic life skills and leadership training to female factory workers. We are also looking forward to continuing our Supplier Development Program with a goal to include more than 100 new participants this year.

Goals

Drive change through high standards and factory audits

Commitment: Complete audits for 100 percent of factories supplying direct-import, private-label and nonbranded merchandise for all retail markets by Jan. 31, 2012.

Progress: As of Jan. 31, 2012, we reached 96 percent completion.

Commitment: Require that 95 percent of direct-import factories receive one of the two highest ratings in audit for environmental and social practices by Jan. 31, 2012.

Progress: As of Jan. 31, 2012, 94.8 percent of factories have received one of the two highest ratings.

Commitment: Ensure 86 percent of our domestic suppliers' private-label and nonbranded factories in the U.S., U.K. and Canada receive one of the two highest ratings in audits for environmental and social practices by Jan. 31, 2012.

Progress: As of Jan. 31, 2012, Walmart U.S. achieved 90.5 percent, Walmart Canada achieved 88.1 percent and ASDA achieved 88.6 percent.





Partner with our suppliers to identify and implement solutions for improving factory conditions

Commitment: Enroll approximately 100 suppliers in the Supplier Development Program annually.

Progress: As of January 2012, there were 198 suppliers participating.

Commitment: Improve worker dormitory standards and canteen conditions globally in our suppliers' factories.

Progress: New dormitory and canteen standards have been developed and included in Walmart's Standards for Suppliers. Twenty-five pilot audits have been completed in key sourcing areas to gauge the impact of more stringent standards.

Commitment: Enhance chemical and machine safety in supplier factories through training, improved hazard protection safeguards and strengthened Ethical Sourcing program requirements.

Progress: New chemical and machine safety standards have been developed and included in the Standards for Suppliers. Supply-chain needs assessments have been conducted in 106 factories in key sourcing areas.

Provide women working in supplier factories with the life, health, communication, technical and leadership skills to increase their economic and social opportunities

Commitment: Establish training programs for 60,000 women in 150 factories in India, Bangladesh, Central America and China over the next five years.

Progress: Since we announced in 2011, we have started programming with CARE in Bangladesh and Swasti in India.

Proactively advocate for policies and practices that promote dignity and respect for all workers in Walmart's supply chain

Commitment: Meet and exceed requirements of the California Transparency in Supply Chain Act and expand our efforts to make a significant contribution to global antitrafficking and antislavery efforts.

Progress: We posted our disclosure document on walmartstores.com, included language on antihuman trafficking and slavery in our Standards for Suppliers, and launched an internal awareness initiative. Additionally, a group of core stakeholders was convened on the topic, resulting in the identification of five potential areas of focus: migrant labor, bonded labor, commodities, informal supply chains and conflict minerals. Attendees included End Human Trafficking Now, the Interfaith Center on Corporate Responsibility, the International Labour Organization, ManpowerGroup, Verite and others.

Global audit results

Region	ES Rating	% Total
REGION A Indonesia, Malaysia, Cambodia and Vietnam	Green	7.2%
	Yellow	71.8%
	Orange	21.0%
REGION B India and Sri Lanka	Green	19.7%
	Yellow	62.3%
	Orange	18.0%
REGION C Europe	Green	21.9%
	Yellow	69.3%
	Orange	8.8%
REGION D Far East	Green	3.5%
	Yellow	77.8%
	Orange	18.7%
REGION E The Americas	Green	59.3%
	Yellow	31.6%
	Orange	9.0%
REGION F Bangladesh, Middle East and Pakistan	Green	9.7%
	Yellow	71.3%
	Orange	19.0%
TOTAL	Green	22.1%
	Yellow	62.7%
	Orange	15.3%

Active factory status summary

Low-risk Medium-risk Higher-risk

15.3%
22.1%
62.7%

Audit Rating Key

Audit Rating	Violation Level	Audit Schedule
Green	Low-risk	Re-audited after two years
Yellow	Medium-risk	Re-audited after one year
Orange	Higher-risk	Re-audited after 180 days
Red disapproved	Egregious	Barred from business with Walmart for one year
Red failed	Egregious	Re-audited according to industry program schedules
Audit incomplete	Low-/medium-/higher-risk	Re-audited as soon as possible
Industry audit	Low-/medium-/higher-risk	Re-audited according to industry program schedules

Global audit results by region

(percentage of all factory audits conducted)

2009

Region	Rating	% Total
REGION A Cambodia, Indonesia, Thailand and Vietnam	Green	5.1%
	Yellow	48.4%
	Orange	43.5%
	Orange age	0.2%
	Red	0.7%
	Disapproved	2.1%
REGION B India and Sri Lanka	Green	20.8%
	Yellow	49.0%
	Orange	27.3%
	Orange age	0.0%
	Red	1.8%
	Disapproved	1.2%
REGION C Europe	Green	30.4%
	Yellow	52.9%
	Orange	16.2%
	Orange age	0.0%
	Red	0.5%
	Disapproved	0.0%
REGION D China, Hong Kong, Japan, Philippines and Taiwan	Green	3.3%
	Yellow	57.2%
	Orange	35.9%
	Orange age	0.5%
	Red	1.1%
	Disapproved	2.1%
REGION E Central America, North America and South America	Green	41.7%
	Yellow	36.6%
	Orange	20.6%
	Orange age	0.0%
	Red	0.8%
	Disapproved	0.3%
REGION F Africa, Bangladesh, Israel, Jordan, Pakistan and Turkey	Green	9.3%
	Yellow	54.5%
	Orange	33.9%
	Orange - age	0.0%
	Red	1.1%
	Disapproved	1.2%
TOTAL	Green	9.2%
	Yellow	54.0%
	Orange	33.8%
	Orange age	0.3%
	Red	1.0%
	Disapproved	1.7%

2010

Region	Rating	% Total
REGION A Cambodia, Indonesia, Thailand and Vietnam	Green	1.7%
	Yellow	37.7%
	Orange	30.5%
	Red disapproved	1.1%
	Red failed	0.5%
	Audit incomplete	0.0%
	Industry audit	25.5%
REGION B India and Sri Lanka	Green	12.4%
	Yellow	46.6%
	Orange	39.3%
	Red disapproved	0.6%
	Red failed	1.2%
	Audit incomplete	0.0%
	Industry audit	0.0%
REGION C Europe	Green	13.4%
	Yellow	53.7%
	Orange	26.5%
	Red disapproved	0.0%
	Red failed	0.0%
	Audit incomplete	1.0%
	Industry audit	0.0%
REGION D China, Hong Kong, Japan, Philippines and Taiwan	Green	1.7%
	Yellow	45.9%
	Orange	30.3%
	Red disapproved	1.8%
	Red failed	1.0%
	Audit incomplete	0.4%
	Industry audit	18.3%
REGION E Central America, North America and South America	Green	51.8%
	Yellow	35.4%
	Orange	8.1%
	Red disapproved	0.2%
	Red failed	0.8%
	Audit incomplete	0.6%
	Industry audit	0.0%
REGION F Africa, Bangladesh, Israel, Jordan, Pakistan and Turkey	Green	6.3%
	Yellow	55.5%
	Orange	33.7%
	Red disapproved	1.5%
	Red failed	2.0%
	Audit incomplete	0.3%
	Industry audit	0.0%
TOTAL	Green	9.3%
	Yellow	45.3%
	Orange	28.4%
	Red disapproved	1.6%
	Red failed	1.4%
	Audit incomplete	0.4%
	Industry audit	13.6%

2011

Region	Rating	% Total
REGION A Cambodia, Indonesia, Thailand and Vietnam	Green	2.3%
	Yellow	33.8%
	Industry audit approved	33.1%
	Orange	29.1%
	Red denied	0.6%
	Red disapproved	0.2%
	Red failed	0.8%
	Red unauthorized	0.2%
REGION B India and Sri Lanka	Green	9.1%
	Yellow	66.1%
	Orange	22.9%
	Audit incomplete	0.2%
	Red denied	0.8%
	Red disapproved	0.2%
	Red failed	0.2%
	Red unauthorized	0.4%
REGION C Europe	Green	17.5%
	Yellow	71.7%
	Orange	10.3%
	Audit incomplete	0.4%
REGION D China, Hong Kong, Japan, Philippines and Taiwan	Green	1.4%
	Yellow	55.0%
	Industry audit approved	15.5%
	Orange	24.9%
	Audit incomplete	0.4%
	Red denied	0.9%
	Red disapproved	1.5%
	Red failed	0.2%
	Red unauthorized	0.2%
REGION E Central America, North America and South America	Green	48.0%
	Yellow	37.4%
	Orange	13.8%
	Red denied	0.7%
	Red disapproved	0.1%
REGION F Africa, Bangladesh, Israel, Jordan, Pakistan and Turkey	Green	2.7%
	Yellow	51.9%
	Industry audit approved	1.3%
	Orange	30.7%
	Audit incomplete	0.2%
	Red denied	1.0%
	Red disapproved	0.9%
	Red failed	0.2%
	Red unauthorized	11.0%
TOTAL	Green	12.9%
	Yellow	51.7%
	Industry audit approved	10.2%
	Orange	22.1%
	Audit incomplete	0.3%
	Red denied	0.8%
	Red disapproved	0.9%
	Red failed	0.2%
	Red unauthorized	1.0%



Supplier Development Program

Through our Supplier Development Program, our goal is to partner with approximately 100 suppliers annually to help them improve factory working conditions and implement effective management systems. In just its second year, the efforts are far reaching and affect our supply chain. By promoting improved working conditions and communication with factory management, empowering workers and offering valuable training, suppliers are equipped to run a more efficient and productive business and can produce higher-quality products. Participating suppliers report the program has enabled them to reduce worker turnover and incidents of injury, facilitate open communication and significantly increase worker satisfaction.





Success story

In June 2011, Welspun India LDT successfully completed our Supplier Development Program. By identifying solutions to a variety of potential problems, the textile manufacturer was able to:

- Reduce energy consumption by 18 percent.
- Establish a systematic approach to internal factory audits.
- Improve visibility of emergency exit routes.
- Assign health and safety coordinators to the factory floors.
- Harvest rainwater from retention ponds for production needs.
- Create a standardized selection process for employee promotions.

"We've started recording energy savings and other key parameters in a more organized manner, which led to our receiving the National Energy Conservation Award in 2010."

Tarnjit Singh, head of operations, Welspun India LDT

How it works

Walmart identifies suppliers for voluntary participation in the program. Once a supplier joins, we form an internal consulting team to conduct a thorough analysis of the supplier's social and environmental management systems and develop a customized program to fit its business model. The resulting plan is comprehensive and focuses on implementing best practices for:

Hiring and employment: Meet Walmart's nondiscrimination, age and labor standards.

Training and development: Develop training programs for factory management and workers.

Performance management: Provide fairness and equal opportunity for workers.

Compensation and benefits: Develop internal controls for strong salary and wage administration.

Discipline and termination: Meet Walmart, legal and international standards for fair, reasonable and humane treatment of workers.

Worker communication and feedback: Establish procedures for management to respond and communicate actions taken on worker feedback and create appropriate channels for workers to bring issues to management.

Work hours and production systems: Develop a strong system for monitoring the company's work hours policy.

Environmental management: Manage environmental issues by reducing negative impact and improving environmental practices.

Health and safety of workers: Provide chemical and machine safety training, improved hazard protection safeguards and the use of personal protective equipment.

We continue to work closely with the supplier to facilitate continuous improvement in its management systems.

The supplier development initiative is a pivotal component of Ethical Sourcing. To date, Walmart has provided internal resources and support to more than 200 suppliers in all our sourcing regions who have participated or are participating in the program. Through the Supplier Development Program, Walmart has the potential to affect hundreds of factories and thousands of workers in our supply chain.

"This effort recognizes the untapped power of women around the world, and CARE is honored to partner with Walmart on this groundbreaking initiative. Together, we can sustainably and dramatically improve the lives of hundreds of thousands of women – factory workers and farmers among them. Together, we will see these women change the lives of their families and communities for the better. We congratulate Walmart for taking this bold step forward."

Helene Gayle, president and CEO, CARE





Women in factories

Empowering the women who work in our supply chain factories is an important priority for Walmart. Too often, female workers never realize opportunity beyond the factory floor, due to illiteracy, poverty and societal expectations. Through our Women in Factories program, we are working with leading NGOs in India, Bangladesh, Central America and China to address these issues and enhance the lives of women and their families.

Through this five-year program, we will provide critical life skills training, including communication, nutrition, hygiene, gender sensitivity and health to more than 60,000 women working in factories around the world. An additional 8,000 women also will have access to carefully tailored leadership and career development training. The Women in Factories program will create a stronger pipeline of talent for factories around the world and empower women to advocate for themselves in their homes, workplaces and communities.

Working with third parties will be vital to the long-term success of this program. We are partnering with CARE International and other NGOs to design and implement the program locally. For example, CARE will manage the program in Bangladesh, while Swasti, an India-based NGO, will do so in India. Additionally, the program will be evaluated by a team at Northwestern University, in partnership with DAI and Mission Measurement, to validate that we are meeting our goals and effectively improving the lives of women in our supply chain.

"Walmart's openness to co-create the program for women in factories, with active participation of partners, has been impressive. It has led to a women-centric and result-oriented empowerment initiative, which will contribute significantly in changing lives of women who work in factories. We deeply appreciate the willingness to listen – to women, to partners, to solutions from the ground, in the constant endeavor to make the program better. This respect to women and partners is rare and I believe a strong ingredient of success and impact."

Shiv Kumar, CEO, Swasti

Strengthening worker families and communities

At Walmart, we strive to improve the lives of workers outside the factory walls, which is why the Walmart Foundation frequently provides grants to NGOs that operate in the communities where supplier factories are located. One example is the Walmart Foundation's funding of the Women's Health and Education Through Effective Learning (WHEEL) program in Bangladesh through our partnership with CARE.

In Bangladesh, it is estimated that more than 80 percent of garment workers are women. These women often lack a formal education and the skills necessary to improve their quality of life. With our assistance, the WHEEL program has set up 100 learning centers where women can gain workplace skills and receive health and literacy training, necessary to improve their lives and be better prepared to access the economic opportunities they deserve. The initiative will benefit 2,500 workers and their families, positively impacting an estimated 12,500 to 15,000 people in their communities.







Securing a better life

Rehana Akter, Dhaka

Rehana Akter and her family moved to Dhaka, the capital city of Bangladesh, in search of a better life. For three years she worked as a maid before receiving a job in a factory.

"I did not get a chance to go to school and made lots of mistakes with numbers while working as a helper," Rehana said.

Through the WHEEL program, she started taking night school classes, where she learned to calculate her overtime, read and write Bengali, and more.

After completing her first year at the WHEEL learning center, Rehana's lifestyle changed. She now eats healthier and takes proper care of herself. She earned a promotion from helper to operator at her factory and anticipates additional opportunities to improve her quality of life in the future.

"I'm able to read, write and calculate because those learning opportunities were available to me at night," she said.



Partnerships

Meaningful collaboration is essential to driving positive, lasting change in the supply chain. This is why we continue to partner with leading NGOs and take an active role in industry coalitions. We work to improve the effectiveness of our own Ethical Sourcing program and, ultimately, improve the lives of workers in our supply chain. Examples of our partnerships include:

The Global Social Compliance Program

We were one of six leading companies who worked together to create the Global Social Compliance Program (GSCP) in an effort to place social values at the heart of commercial decisions. Currently, 34 companies are participating in GSCP. Looking forward, GSCP will focus on finding collaborative approaches for capacity building.

The goals of GSCP are:

- Drive conformity in ethical sourcing by building transparency and the ability to compare existing systems.
- Build consensus on best practices.
- Develop a clear and consistent message for suppliers globally.
- Reduce audit fatigue and duplication.
- Strengthen collaborative efforts for building capacity and training.

In January 2011, Walmart underwent a GSCP self-equivalence process, where we reviewed our standards and tools against GSCP to identify gaps in our program. This exercise has allowed us to strengthen our program by further aligning our requirements with GSCP's requirements.

For more information on the GSCP, visit gscpnet.com.

"The engagement of leading international buyers – such as Walmart – is essential to drive compliance with ILO core international standards and national labor law. Through their participation in the program, Walmart is helping Better Work reach a substantial number of factories, to promote better working conditions for thousands of garment workers worldwide."

Dan Rees, director, Better Work

International Labour Organization (ILO)/ International Finance Corporation (IFC) Better Work Program

We have partnered with the ILO and the IFC to support the Better Work Programs utilized in Cambodia, Haiti, Indonesia, Jordan, Lesotho, Nicaragua and Vietnam as well as the planned expansion into Bangladesh.

The Better Work Program's objective is to improve working conditions by monitoring factories, conducting training modules and engaging with key stakeholders, including workers, factories, communities and governments. Together, we continue to advocate for stronger labor policies and strengthen the capacity to monitor factory conditions in these countries. At Walmart, we are asking our suppliers who produce merchandise in these countries to fully support the Better Work Programs by requiring their factories to participate in this program.

Business for Social Responsibility (BSR)

We are a member of BSR, a global network of more than 250 companies focused on developing sustainable business strategies and solutions through consultation, research and cross-sector collaboration. By working with BSR, we are able to utilize their expertise to identify trends and supply chain issues, and potential solutions.

Ethical Trading Initiative (ETI)

We are an active member of the ETI, an alliance that works with companies, trade unions and volunteer organizations to improve the lives of workers across the globe who produce food and consumer goods. Through ETI, member organizations collectively tackle labor issues that would not easily be addressed individually. For example, our ASDA operations participated in the ETI purchasing practices work group, which developed a buyer training program focused on the links between daily decisions and production activities at the factory level.

Sustainable Apparel Coalition (SAC)

We are a member of the SAC, an industry-wide group of leading apparel and footwear brands, retailers, manufacturers, NGOs, academic experts and the U.S. Environmental Protection Agency, working to reduce the environmental and social impacts of apparel and footwear products around the world. The goal of the coalition is to lead the industry toward a shared vision of sustainability built upon a common approach for measuring and evaluating apparel and footwear product sustainability performance.

Other initiatives

Dormitory and canteen standards

Walmart is implementing new requirements that go above and beyond industry norms to enhance dormitory living conditions in the supply chain. By taking proactive measures to go beyond local laws and standards, we expect to improve worker health, safety and worker morale. In order to verify dormitory conditions are improved, we created a new mandatory standard that has gone into effect this year. In order for factories to become familiar with the new standards, they will not have an impact on the color rating a factory receives until 2013. Examples of new standards to be put into place include requiring suppliers who provide residential and dining facilities for their workers to provide safe, healthy and sanitary facilities. Additionally, suppliers must provide appropriate and sanitary washroom facilities, including adequate toilets and showers segregated by gender.



Machine and chemical safety

Using insight from more than 100 factories, Walmart initiated an improved set of safety standards to regulate the use of high-risk chemicals and machinery. These requirements, which have been incorporated into the audit process of Walmart supplier factories, include:

- Providing extra protection for workers involved in high-risk manufacturing processes
- Preventing factories and suppliers from cutting corners on existing safety regulations
- Increasing awareness around standards and providing additional training on safety standards
- Using appropriate equipment properly
- Providing proper training for workers who use high-risk machinery

Orange School Program

In order to help our factories improve from an orange rating to a yellow or green rating, we created the Orange School Program to help supplier factories remediate high-risk violations. We provide instruction on how to implement effective management systems and address the root cause of issues. In addition to Orange School and the Supplier

Development Program, we also work with suppliers through audit orientation, violation correction training and roundtable discussions. As our supply chain expands, we are working to implement these programs across our markets.

Purchasing practices

Our purchasing practices have an effect on suppliers, and we are committed to improving these practices. In 2011, we focused on increasing internal awareness about the effects of business decisions on the supply chain. We are working with our merchandising division to identify opportunities to improve our purchasing practices through increased training and awareness.

"Walmart recognizes that audits alone will not solve complex issues in the supply chain. As such, Walmart is helping its suppliers build the capability to upgrade working conditions, improve workplace practices and ultimately improve factory management's ability to think beyond compliance and drive social performance independently."

Ian Spaulding, managing director, INFACT Global Partners

The audit program

Standards for Suppliers

Walmart's Standards for Suppliers provides the framework for our audits, while outlining our expectations for employee relations and environmental management. A detailed manual has been developed for suppliers explaining our expectations and the audit process. Suppliers are required to display the Standards for Suppliers poster in the local languages in their factories in view of all workers. Suppliers must adhere to these standards in order to do business with Walmart. The Standards for Suppliers are updated regularly and include, but are not limited to, the following provisions:

- No forced or child labor
- No discrimination
- Wages and benefits must meet country law
- Freedom of association and collective bargaining
- Health and safety of workers
- Environmental compliance

Audit process

In 2011, 9,737 audits on 8,713 factories were conducted to verify our suppliers were adhering to our Standards for Suppliers. Of these, 855 were conducted through the ILO/IFC Better Work Program or the International Council of Toy Industries CARE Process. Walmart chooses to participate in these programs in an effort to reduce audit duplication and because of the programs' remediation components. During 2011, we required our suppliers to cease production for Walmart in 155 factories due to serious violations.

Walmart audits factories supplying private-label and nonbranded goods or when Walmart is the importer of record. All audits are conducted by accredited and internationally recognized auditing firms. Audits are conducted every six to 24 months, depending on the findings from the previous audit. Initial factory audits are announced, with all subsequent audits being unannounced. Our Ethical Sourcing team conducts a percentage of validation audits to assess if audit firms are following the audit protocol and reporting findings accurately.

Worker helpline

In addition to the audit process, violations of Walmart's Standards for Suppliers can be reported confidentially, in the local language of workers in the factory. On the Standards for Suppliers poster that all factories are required to display, there is a local toll-free telephone number, email address and website that workers can use to anonymously report violations and other concerns. Violations of our Standards for Suppliers are confidentially reported to a third party with the capability of processing concerns in more than 140 languages. All reports are directed to Walmart's Global Ethics office, where they are referred for investigation and corrective action if needed.

Retail market compliance

Our Ethical Sourcing program has expanded to all of our retail markets around the world. As part of this global program, the Walmart Standards for Suppliers is now enforced in all our markets.

Factory color rating system

As part of the audit process, we rate our factories based on the type and severity of violations found.

Green: Low to minor to no violations; the factory will be audited within two years.

Yellow: Medium-risk violations; the factory will be re-audited within one year.

Orange: Higher-risk violations; the factory will be re-audited within six months; if a factory receives three orange ratings in a two-year period, the factory is disapproved, and the factory is restricted from doing business with Walmart for at least one year.

Red: Most serious violations that prohibit future business with Walmart.

Ethical sourcing around the world

Improving the supply chain



Cotton supply chain

Persistent and documented reports of the use of child labor in cotton harvesting in Uzbekistan led us to instruct our supply base to cease sourcing cotton and cotton materials from Uzbekistan in 2008. We also began working with international governmental organizations to pressure Uzbekistan to stop using child labor. To help communicate our position with our suppliers and their factories and to gain additional information on challenges related to the use of Uzbekistan cotton, we partnered with other brands and retailers as part of the Strategic Mills and Spinners Initiative organized by the Responsible Sourcing Network in 2010. As part of our work to address global concerns around cotton production, including harvesting and ginning processes, we are partnering with the America Apparel and Footwear Association and others to determine the most effective ways to work collaboratively as retailers and brands to address issues in the cotton supply chain. We have found that the nature of the industry makes it difficult to determine where cotton has been grown. One way we have worked to address this challenge is to support the Better Cotton Initiative (BCI), a nonprofit organization that works with farmers to develop supplies of cotton with less environmental and social impact than conventional cotton – "better cotton." ASDA/George has been a BCI member for two years. We expanded our BCI membership to include Walmart U.S. in January 2012.

Dormitory standards

One important way we are working to improve the conditions of workers in our supply chain is through our efforts around dormitory standards. We are already seeing success in this program in Mexico. For example, following suggestions made by Walmart's Ethical Sourcing team, Daniel Cardenas Cevallos, a supplier of fresh produce based in Mexico, undertook several programs to improve the living conditions on his farm, including renovating six living spaces, two bathrooms and a childcare facility for workers' children. Daniel now reports that because of the improved living conditions, the workers, who are largely seasonal, have asked if they can return and work for him again next season.

Fire safety

Fire safety continues to be a key focus for brands and retailers sourcing from Bangladesh. Consultation with industry experts on fire, electrical and structural safety helped equip us to establish criteria for factories at high risk for incidents of fire. We visited our supplier factories to understand which ones met the criteria, and then worked with our suppliers in Bangladesh to phase their production out of buildings identified as high risk for fire safety hazards. In 2011, we ceased working with 49 factories in Bangladesh due to fire safety issues. In February 2011, we organized a supply chain meeting, in collaboration with other brands and retailers focused on fire safety, which was attended by 160 suppliers. Through our participation in the Bangladesh Buyers Forum, we worked with other retailers and brands to create fire safety training films and training materials. These materials are being distributed to all Bangladeshi exporting garment factories, and training facilitated by the involved exporter associations has begun.

Subcontracting

Undisclosed subcontracting is defined as factories in our supply chain that produce merchandise or component items for Walmart in a facility that is improperly disclosed and/or unknown to Walmart. There are signs that this practice may be on the rise in countries including, but not limited to, Indonesia, China and Pakistan. The potential impact of undisclosed subcontracting is that illegal and unethical practices can be more easily hidden. To more effectively monitor undisclosed subcontracting, we have taken steps to enhance our Standards for Suppliers, audit reporting and training processes.


ierra Fértil
78

Walmart ethical sourcing timeline

1992

Walmart's Factory Certification Program is established, including the implementation of the Standards for Suppliers. Efforts are focused on the major export markets of Bangladesh and China. All suppliers must agree to labor, environmental and social requirements in order to source for Walmart. The Standards for Suppliers agreement is regularly updated and strengthened to improve working conditions for workers.

1993

Walmart publishes its first Factory Certification Program manual and begins to regularly audit factories. The criteria for the audits are based on the Standards for Suppliers, which cover areas such as compensation, working conditions and child labor.

1997

Walmart's program is expanded to include factories located in Egypt, India, Nicaragua and Pakistan.

2003

To strengthen the Factory Certification Program, Walmart increases consequences of minimum wage and severe working hours violations.

Walmart begins an industry best practice of "auditing the auditor" to verify the accuracy of all audits. Today, Walmart validates a percentage of all audits.

Walmart implements additional training programs for suppliers, factory managers and buyers to increase compliance with the Standards for Suppliers.

2004

Walmart begins to increase the percentage of unannounced audits. The movement toward more unannounced audits will continue in the coming years.

Walmart establishes a team focused on social responsibility and stakeholder engagement to reach out to NGOs and third-parties in order to improve their ethical sourcing program and increase industry-wide compliance.

2005

Walmart's program is renamed "Ethical Sourcing" to more accurately reflect program objectives.

The Standards for Suppliers expands to address freedom of association and collective bargaining as well as compliance with immigration laws and regulations for foreign contract workers.

Walmart trains more than 11,000 suppliers and members of factory management on the Standards for Suppliers and new environmental, health and safety audit requirements.

Walmart implements help lines in 45 countries in local languages to provide an easier way for factory workers to share concerns and issues.

Walmart increases the penalty period for disapproved factories from 90 days to one year to encourage stronger and more consistent compliance.

Walmart becomes a contributor to the International Labour Organization's Better Factories Cambodia program, which monitors, reports and improves working conditions in Cambodian garment factories according to national and international standards.

Walmart develops a relationship with Business for Social Responsibility (BSR), a well-respected nonprofit, to develop a stakeholder engagement program.

2006

Environmental and sustainability criteria are added to the Standards for Suppliers to include waste identification, waste handling and disposal, wastewater treatment and discharge, air emissions and banned substances.

The International Giving Program, which focuses on giving back to the communities where merchandise for Walmart is sourced and sold, awards its first grant to the Asia Foundation to fund scholarships for migrant women in China.

The auditing process is again strengthened by increasing the sample for worker interviews and documentation review from 15 to at least 25 workers, setting an industry best practice.

Walmart creates the Model Factory Program to identify and implement sustainable and cost-effective practices in factories in China.



2007

Through their International Giving Program, Walmart begins investing in HOPE Worldwide programs in Kenya and India. These programs provide education and training to factory workers and their children.

Walmart, through their International Giving Program, partners with the Apparel Lesotho Alliance to Fight AIDS (ALAFA) to provide HIV and AIDS prevention and treatment to workers in the textile and apparel industries.

Walmart s International Giving Program joins the Continuous Improvement in the Central American Workplace (CIMCAW) project, which brings together stakeholders to form an alliance to improve standards in the textile and garment sector in the Dominican Republic, El Salvador, Guatemala, Honduras and Nicaragua.

2008

Walmart hosts a Sustainability Summit with more than 1,000 leading suppliers in Beijing, China. At the summit, a series of aggressive goals and expectations are created to build a more socially responsible global supply chain. The goals that are set at the summit include requiring all direct-import, nonbranded and private-label suppliers to be compliant with local social and environmental laws and regulations by the end of 2011; having at least 95 percent of direct-import factories receive one of our two highest audit ratings by the end of 2012; and requiring all direct-import, nonbranded and private-label suppliers to provide the name and location of every factory they use by the end of 2009.

Walmart becomes a founding member of the Global Social Compliance Program (GSCP), an initiative created by and for global buying companies wanting to work collaboratively on improving the sustainability (social and environmental) of their often-shared supply base. To this end, these companies begin their work to deliver a shared, global and sustainable approach by harmonizing existing efforts.

2009

Walmart Ethical Sourcing transitions from an auditing and monitoring team to focus on supplier development. This critical shift will allow Walmart to more proactively assist suppliers in improving working conditions in factories that produce merchandise for Walmart.

The Orange School Program is established to help the factories that have received an orange rating better comply with the Standards for Suppliers, local and national laws to improve conditions for workers.

Walmart supports the International Labour Organization (ILO) and International Finance Corporation s (IFC) expansion into Jordan, followed by Cambodia, Vietnam, Lesotho, Haiti, Indonesia and Nicaragua in subsequent years.

2010

Walmart implements a formal Supplier Development Program in which Walmart partners with suppliers to train them to manage their factories more responsibly. As a result, improvement can be seen throughout the entire supply chain. By promoting improved working conditions and communication with factory management, empowering workers and offering valuable training, suppliers are equipped to run a more efficient and productive business and can produce higher-quality products.

Walmart ranks second among corporations examined in Toward a Safe, Just Workplace; Apparel Supply Chain Compliance Programs, a report published by As You Sow, a corporate social responsibility nonprofit organization that monitors ethical sourcing practices by retailers and brands.

Walmart announces funding for CARE in Bangladesh to set up 100 learning centers where women can receive education and skills training. This will help approximately 2,500 women receive the tools they need to provide a better life for themselves and their families.

2011

Walmart implements the Womens Empowerment program focusing first Bangladesh, Central America, China and India.

Walmart creates additional standards for factory dormitories and canteens, focused on health and safety, which are now included in the audit process. These proactive measures go beyond local laws and industry standards to improve living conditions. When workers are shown dignity and respect, increased morale and productivity are anticipated results.

Walmart develops additional standards for protecting workers who use high-risk chemicals or machinery. These new standards will be included in the auditing process in 2012.

Walmart proactively works with other brands and retailers to increase awareness and implementation of best practices for fire safety prevention in Bangladesh. Through this collaboration, films and other training materials are created and will be distributed to garment factories for the benefit of their staff and workers.

Regional challenges in ethical sourcing*



Region A	Cambodia Indonesia Thailand Vietnam	Challenges faced in this region are primarily related to issues surrounding migrant workers. The occurrence of strikes related to minimum wage is a potential risk for interruption of production, while increases in order volumes and inappropriate use of contract labor has the potential to lead to excessive working hours and hiring issues. Undisclosed subcontracting is becoming more evident in countries such as Indonesia.
Region B	India Sri Lanka	Some of the more prevalent concerns associated with this region include varying interpretations of the local law regarding contract workers and the lack of systems to verify compliance of wage and hiring procedures. Additional challenges include shortage of labor due to alternate employment opportunities, egregious working hours, undisclosed subcontracting and nonpayment of overtime premium. Sumangali bonded labor schemes are a challenge in India. We are working with stakeholders, such as the Tirupur Stakeholder's Forum in Tirupur, India, where this practice is most prevalent, to implement additional guidelines on employment practices in factories supplying to Walmart.
Region C	Europe	In Eastern Europe, challenges include incomplete and inconsistent time systems, incomplete personnel files and poor compliance with requirements on fire drills such as adequate frequency and ensuring that all shifts are covered. The increasing number of migrant workers in the supply chain raises concerns of undisclosed deductions and nonpayment of wages.

*Key countries listed.



Region D

China
Hong Kong
Japan
Philippines
Taiwan

Manufacturers in China continue to move production inland due to lower labor costs, furthering the labor shortage in the south. Additionally, increased cost of raw materials and increased demand for low-cost goods are contributing to factory closures. Lack of complete transparency to production practices has hindered our ability to implement meaningful change at the factory level through our development programs. Additionally, egregious working hours, manipulation of records and undisclosed subcontracting remain prevalent throughout the Far East region.

Region E

Central America
North America
South America

The Americas region continues to encounter challenges related to time systems, wages and employment practices. Development of effective management systems for tracking and recording working hours and production rates, as well as for hiring practices and wage calculation methods, has led to significant improvements at fresh produce packing facilities. However, living conditions associated with temporary housing continue to be problematic in this industry.

Region F

Africa
Bangladesh
Israel
Jordan
Pakistan
Turkey

Frequent worker unrest, due to the declaration of the increased minimum wage, is currently affecting the garment sector in Bangladesh. There is increasing concern around the lack of fire safety awareness and training on fire prevention measures, in addition to structural safety issues, in these factories. Egregious working hours, manipulation of records and undisclosed subcontracting affect countries in this region, as well as migrant workforce issues which are prevalent, particularly in Jordan.

Exhibit Q

[begins on following page]

Section D: Audits

All audits (initial or follow-up audits) conducted by agents of Walmart (Third Party Service Providers), include at minimum the following components:

1. Audit Request Process
2. Pre-Audit Questionnaire
3. Scheduling
4. The Audit
5. Audit Report Assessment Definitions and Management Process
6. Communication

1. Audit Request Process

The audit process begins with the disclosure of the factories and subcontractors by the suppliers through Retail Link.

The Ethical Sourcing social and environmental initial audit process must be set in motion by suppliers. A Retail Link initial audit request for the factory must be completed by suppliers at least 60 days prior to the ship date. Factory audits should be completed no less than 30 days prior to the ship date. It is the responsibility of the supplier to ensure that the factory is audited on the appropriate due dates. Once the online audit request has been processed by the appropriate ES team located locally or regionally, the audits are assigned to the respective 3rd party audit firms.

2. Pre-Audit Questionnaire

Pre-Audit Questionnaire is a set of questions sent out by the third party audit firm that must be completed by each factory in order to provide an overview of the factory and their internal controls prior to the audit.

3. Scheduling

Audits are assigned to the respective 3rd party audit firms for scheduling once the online audit request has been approved.

All follow-up audits including Green follow-up audits are being conducted unannounced. Audit firms are instructed to collect the required audit fees 60 days prior to the audit due date, but the exact audit date will not be disclosed to the factory and/or supplier in order to maintain the integrity of the unannounced audit. Suppliers are to remit applicable audit fee within 5 working days to the respective audit firm once the audit firms have initiated the payment collection process.

For scheduled audits, all attempts will be made to agree on a date that is convenient for the factory by the audit firms. If the factory does not respond in a timely manner regarding the scheduling of an audit, an "access denied" will be issued. If a factory attempts to postpone an audit for other than reasonable obstacles (reasonable obstacles include but are not limited to acts of nature, labor strikes, political unrest) an "access denied" will be issued. "Access Denied" is discussed more in detail later in this section.

All subsequent follow-up audits are unannounced.

4. The Audit
The audit is the evaluation process conducted by an auditor in order to determine compliance with the Standards. Audits are conducted by either Walmart internal auditors or by Walmart approved 3rd party audit firms (see Appendix II for the list of approved firms).

The audit process will include the review and verification of the following which are discussed below:

A. Opening meeting
B. Factory tour
C. Employee interviews
D. Document review
E. Closing meeting & Signing of the onsite report
F. Reporting the Audit

A. Opening meeting
At this stage, the auditor will verify the factory's business license. The opening meeting is typically focused on formal introductions, which should include but is not limited to factory management, health and safety representatives, environmental representatives, and human resource representatives. The Walmart Gifts and Gratuities Policy is also covered during the opening meeting.

B. Factory tour
Once the opening meeting is concluded, the auditor will conduct a factory walk-through. Typically, the auditor conducts the walk-through with minimal assistance from factory management. Minimal oversight allows the auditor to perform the audit in the most efficient way possible. Time allocated to this portion of the audit varies substantially depending on the size of the factory.

Auditors will speak with factory employees briefly on the production floor, and ask questions regarding the operation of machinery as well as other issues related to Walmart Standards for Suppliers. Dormitories and canteens will also be part of the audit process where applicable. Additionally, auditors may measure spaces, test fire equipment and other equipment under controlled conditions, as well as checking general maintenance records.

C. Employee Interviews
Employee interviews are accepted as an industry standard in assessing code of conduct (Standards for Suppliers) issues. Walmart considers the input of employees an integral component of the audit process. Findings and observations are verified through such interviews.

Employee interviews are conducted away from the production floor in a private area. Factory management should provide a private room. Under no circumstance are employee interviews conducted with factory management or their representatives present.

Depending on the size of the factory's workforce, 5% of the workers (minimum of 5 and a maximum of 20) are interviewed. The sample size may be extended based on observations and findings during the audit. Interviewees should be representative of all genders as well as the

departments present in the factory. It is preferred that employees selected for the interviews are in key production positions. Typically, auditors will identify individuals to be interviewed during the walk-through of the factory and through observations identified in the document review portion of the audit.

D. Factory document review

All audits will include a document review of at least 3 months to 1 year of records and will always include the review of compensation and labor hours. The same sample size protocol used for Employee Interviews will also apply to the document review portion of the audit.

Any supplier that fails or refuses to comply with these standards or does not allow inspection of production facilities and related documents is subject to immediate cancellation of any and all outstanding orders, refusal or return of any shipment, and termination of the business relationship with Walmart.

E. Closing meeting & Signing of the onsite report

The audit findings are summarized in a closing meeting with the factory management and all other representatives who participated in the opening meeting. Auditors are required to compile an onsite report consisting of violations observed during the audit process and recommendations to remedy the violations.

During the closing meeting the auditor will discuss the identified issues and the recommendations to remedy the violations observed and documented in the onsite report. Signatures by factory management and the auditor will be required on the onsite report. This will ensure that the factory management has a record of the acknowledged identified issues and recommendations.

Factory management will be expected to address all identified issues as noted and agreed upon in the onsite report. The auditor will validate the actions taken during the follow-up audit.

F. Reporting the Audit

A comprehensive audit report is sent to Walmart detailing all of the findings identified by the audit firm to facilitate the assessment of the factory.

The following chart summarizes the process of the factory disclosure, audits, and assessments.



Factory disclosed by Supplier in Retail Link
Factory approved and ID generated in Retail Link by ES team
ES Audit Request Verified & assigned to 3rd party audit firms
Audit fee is collected by 3rd party audit firms
Audits are conducted by audit firms
Findings with recommendation & remediation steps reviewed and communicated to the supplier/ factory at the end of the factory audit by audit firms
Audit Reports entered into Retail Link by audit firms
ES Audit Report is assessed by ES Assessment team
Findings, recommendation & remediation steps are verified via follow-up audits as necessary

Section E: Validation Audits

Validation audits are conducted by designated Walmart Ethical Sourcing associates to ensure that our approved 3rd party audit firms are conducting consistent and thorough audits per Walmart protocols.

The Ethical Sourcing associates will follow the same audit protocol as our approved 3rd party audit firms, including choosing the same workers for the interviews, selecting same set of records, etc.

Validation audits are conducted on an announced basis and require the factory's assistance to compile all of the documents needed to validate the previous audit. If any additional high risk findings are found during the validation audit, these will be discussed with the factory for remediation purposes.

The validation audit is not visible to Suppliers and is subject to being counted towards the factory's assessment history at Walmart's discretion if high risk issues are identified.

Section F: New Factory On-Boarding

Direct Import Suppliers:

Factory Prequalification will be required for factories of suppliers managed by Walmart Global Sourcing (WGS) or Direct Sourcing Group (DSG) where Walmart is the importer of record. The factory must pass the following three audits in order to be eligible for Walmart production and prior to order commitment:

- Ethical Sourcing Audit (must receive a Yellow or Green assessment).
- Security Audit.
- Factory Capability & Capacity Audit (FCCA).

The Factory Prequalification process applies to the following factories for Direct Import Suppliers:

- All "NEW" factories.
- All expired and Inactivated Orange, Yellow and Green factories.

NOTE:

- Production must not begin until after the factory has passed the prequalification process.
- Security and FCCA Audits are not managed by Ethical Sourcing. Information regarding these audits may be found through the Retail Link Site Map under "Global Supply Chain Security" and "PreQualification".
- Factories through Walmart Global Sourcing (WGS)/DSG that do not pass the prequalification process for Direct Import will also be ineligible as a factory for domestic import supplier. This applies to all retail markets.

Domestic Suppliers:

- All "NEW" factories for Domestic Suppliers may be required to receive a Yellow or Green audit assessment before order commitment. This will be at the discretion of the respective merchandising and sourcing organization.

Section G: Assessment Results and Consequences

Factories are audited to monitor the working conditions where the merchandise sold to Walmart is produced and that the factory and/or supplier have met the Walmart Standards for Suppliers. Once a factory is inspected and audited for compliance with the Standards, an assessment rating is assigned. A number of factors are taken into consideration when assigning an assessment rating such as the frequency of the problem and whether the issues is an isolated occurrence, the potential severity of the problem, the probability of recurrence, and the management systems in place. There are a total of four types of assessment ratings; each audit report requires at least two levels of assessment reviews for the ratings (green, yellow, orange or red) assignment. Three levels of assessment reviews are required for all high risk findings and are handled by the ES Governance team located in Bentonville, Arkansas. Each assessment has certain elements as discussed below:

GREEN

- Factories are assessed as "Green" if no or low-risk violations are observed by the auditors.
- Orders are released for shipment.
- Future orders may be placed at the factory.
- Green Follow-up audits will be conducted **two years** from the Green audit date if the factory is still producing merchandise for sale by Walmart.
- Walmart reserves the right to conduct unannounced audits periodically during the two year period.

YELLOW

- Factories are assessed as "Yellow" if the violations and/or conditions observed were deemed to be medium risk.
- Orders are released for shipment.
- Future orders may be placed at the factory.
- Factory will be re-audited within **one year** from the last audit date.

ORANGE

- Factories are assessed as "Orange" if the violations and/or conditions observed were deemed to be high risk.
- Orders are released for shipment.
- Future orders may be placed at the factory, but is subject to the discretion of the merchandising and sourcing organization.
- Factory will be re-audited within **six months** from the last audit date.

ORANGE AGE VIOLATION

- Factories are assessed as "Orange-Age Violation" if the violations observed are related to hiring practices where the age of the worker is at issue.
- Factory will be re-audited within 30 days to ensure remediation, regardless of the production status for Walmart.

NOTE: Receiving a Green, Yellow or Orange rating does not guarantee that a supplier will receive an order from Walmart. Purchase Order placement is determined by a variety of factors (Ethical Standards, Quality, On-Time Delivery, etc.) considered by the Merchandising Organization.

RED

Factories are assessed as "Red" if the violations and/or conditions observed were deemed to be serious, including but not limited to child labor, underage labor, forced labor, unsafe working conditions, falsified documents, access denied, three orange assessments in two years, etc. There are several types of these "Red" assessments, i.e. Red- Failed, Red –Disapproved, Red - Access Denied, etc.

Red –Failed

The "Red-Failed" assessment is used in instances where a supplier is found to be in violation of any legal regulations or any Walmart Standards such as child labor, underage labor, forced labor, unsafe working conditions, or transshipment of merchandise for sale by Walmart.

- Factories are rated "Red-Failed" if the violations and/or conditions observed were deemed to be serious.
- The factory has violations related but not limited to child labor, underage labor, forced labor, prison labor, corporal punishment, illegal transshipment, discrimination, human rights abuses, bribery, and/or unsafe hazardous working conditions.
- Existing orders are cancelled.
- All production orders not shipped are cancelled.
- Future orders will not be placed with this specific factory.
- Where a factory is rated "failed," the supplier will receive a strike as defined in the "3 Strikes Policy."

NOTE: Walmart reserves the right to issue a Red-Failed assessment and/or a Strike at its discretion.

Red -Disapproved Process

"Disapproved" is a reason type for a Red assessment. Primarily, it is designed to manage suppliers/factories that do not comply with the new ES process and its requirements. This status works as a holding point where non-compliant and/or uncooperative suppliers/factories are placed.

Reasons to receive a Red – Disapproved assessment

- When a factory receives a total of 3 Orange assessments within 2 years from the last audit date:
    - These assessments could be consecutive and/or combination of 3 Orange assessments.

Execution of the Red - Disapproved Process

- Number of Orange assessments will be counted by going back 2 years into the history from the last audit date.
    - Orange Age Violation will not be included in the total count of orange assessments.
- Supplier/Factory & Merchant/Buyer will be notified of their 2nd Orange rating.
- If a factory receives a third Orange assessment within a two year period, the factory will be placed in "Red - Disapproved" status for 1 year from the last audit date.

Consequences for a Disapproved Factory

- No new/future order (s) may be placed with the factory for a minimum of one year from the date the factory was audited.

- Existing orders are allowed to be produced and shipped for all Purchase Orders (POs) that have a PO ship date equal to or less than 180 days from the last audit.
  - PO's that have a ship date greater than 180 days are cancelled.
  - The ship date for such PO's cannot be changed to fit into the accepted ship window of 180 days.
- Orders may not be placed while the factory remains disapproved.
- If it is found that there is production in a factory that is not currently approved by Ethical Sourcing, the supplier will be in violation of the Standards and could jeopardize its business relationship with Walmart.
- Future orders will not be placed until factory is removed from "Red – Disapproved" status.

Removal from "Red - Disapproved" STATUS

- Factory must resolve the issues which caused it to be "Disapproved."
- Supplier must submit an "Audit Request" to the Ethical Sourcing team no sooner than 30 days prior to the date when business is scheduled to resume.
- The factory must have a FULL scope audit with the result of "**yellow**" or "**green**" rating prior to the orders being placed.
- Document review will involve at least 3 months and up to 1 year of records.
- If a factory does not receive a Yellow or Green assessment, it will remain "Disapproved."
- Supplier is responsible for all fees associated with each audit.
- Walmart encourages suppliers to develop and improve their factory base to meet Walmart Standards for Suppliers.

Red - Access Denied -Right of Inspection

"Access Denied" is a reason type for a Red assessment. The Supplier Agreement for Wal-Mart Stores, Inc. stipulates that all suppliers will provide access to their production base to ensure that the each facility complies with the Supplier Standards for Wal-Mart Stores, Inc.

The following are some examples of "Access Denied". They are meant to provide a basic understanding of how Walmart views "ACCESS DENIED/RIGHT OF INSPECTION" issues in relation to the Walmart Supplier Standards.

Examples:

- The auditor was allowed to inspect all of the facility but was not allowed to check the documentation or dormitories.
- The inspection was arranged through the factory management/supplier and entry to the factory was refused upon arrival without any valid explanation.
- When factory management states that only one unit within a compound produces Walmart merchandise but workers from other units are observed working in a so-called "dedicated" facility. The entire factory (each building) is to be audited.
- Factory management refuses to provide related records, stating those records have been sent to another country/office or the person in charge is on leave, etc., hence, the factory is unable to provide the required information.
- The factory may state that the appropriate authorizing individual is unavailable despite prior notification of this audit by Walmart.
- The factory fails to provide personnel information for the workers.

Due to the fact that Walmart Suppliers are advised of the audit requirements at the time they sign the Supplier Agreement and all Walmart suppliers are provided with an ES Supplier Manual, Walmart suppliers are deemed to be aware of the documents that are required for an audit. If an auditor is denied access to a factory, dormitories or relevant documentation, which includes payroll documents, time cards, contracts, worker interviews, etc. for inspection, the consequences are severe.

Consequences for "ACCESS DENIED/RIGHT OF INSPECTION"

- The factory will receive a Red – Access Denied assessment.
- All Purchase Orders (POs) will be cancelled.
- Future orders will not be placed until the factory is audited for compliance.
- No shipment will be allowed.
- All production not shipped may be cancelled.
- Factory can be reactivated upon an audit request submitted via Retail Link and a re-audit by using a 3rd party audit firm with acceptable audit results.
- Once the POs are canceled for the specific factory, the POs CANNOT be reinstated. New POs have to be created for the supplier's factory if business (production) is to resume.
- If "Access Denied" is issued, there will be no refund of any portion of the fees.

Removal from "ACCESS DENIED/RIGHT OF INSPECTION" status

- An Audit can occur any time the supplier / factory is ready. There is no time limit on "Access Denied".
- The supplier will be responsible for all associated audit fees.
- Business may resume as soon as the factory has received an acceptable rating (green, yellow, or orange).

An overall process flow for our color coded assessment is provided below:


Ethical Sourcing Process Flow
Green
Yellow
Orange
Orange-Age Violation
Red Disapproved
Red Denied
Red Failed
Future orders may be placec
Future orders may be placed
Future orders may be placec
Future orders may be placec
No future orders can be placed with the factory for 1 year
Future orders will not be placed until the factory is audited for compliance
Factory is not eligible for any future production for Walmart
Orders may ship
Orders may ship
Orders may ship
Orders may ship
Current orders can ship for 180 days
Existing orders are cancelled and no shipments are allowed
Existing orders are cancelled and no shipments are allowed
Follow-up audit conducted in 2 years
Follow-up audit conducted in 1 year
Is this the 3rd Orange in 2 years?
Follow-up audit conducted in 30 days
Re-audit can be conducted in 1 year and must be green or yellow for re-activation
Audit will be conducted once access is granted.
Supplier WILL be assessed with a STRIKE
No
Yes
Follow-up audit conducted in 6 months
Disapproved for 1 year

Communications

A formal letter containing the factory audit report assessment, audit findings, expectations for production, shipments, and remediation expectations are communicated to the supplier and to all involved Walmart merchants. Any questions or concerns regarding the audit findings, report assessment or remediation expectations should be directed toward the respective ES team.

Ethical Sourcing "3 Strikes Policy"

Consistent with Walmart policy and practice of conducting its business activities at the highest ethical level, Walmart expects its suppliers to share and adopt its commitment to comply with all laws and regulations, wherever promulgated, as they relate to human rights, labor, environment and international trade. In instances where a supplier is found to be in violation of any legal regulations or any Walmart Standards such as child labor, underage labor, forced labor, unsafe working conditions, or transshipment of merchandise for sale by Walmart, the involved supplier will be deemed to have engaged in non-compliant production and is in breach of the Walmart Supplier Agreement and the supplier will be subject to sanctions up to and including the termination of its business relationship with Walmart. Non-compliant production means merchandise is produced under one or more of the following conditions as of the date the violation is identified:

- Child labor is defined as the assembly/manufacturing of merchandise by workers under the age of 14.
- Underage labor is defined as the employment of workers below the minimum age specified by laws in the country where the factory is located.
- Forced labor is defined as the assembly/manufacturing of merchandise by workers confined against their will within a compound and without compensation.
- Unsafe working conditions are defined as conditions in a place of production where a reasonable person would deem the conditions as posing a direct risk of serious bodily harm or documented long-term health risk to a person working under the observed conditions.
- Transshipment is defined as merchandise produced in Country A, shipped to Country B and identified as a product of Country B, and then imported into Country C for consumption as a product of Country B.
- Production in an undisclosed factory is defined as Direct Import, private label and/or non-branded merchandise that is produced in a primary or subcontracting factory that has not been fully and accurately disclosed and audited per Walmart's Standards.

The above examples of non-compliant production are not exhaustive, and therefore, it is the responsibility of each supplier to ensure that it is at all times compliant with all relevant laws and regulations with respect to merchandise produced for or sold to Walmart. A supplier with production identified as non-compliant will be notified in writing of the violation(s) and will be assessed the following sanctions:

FIRST STRIKE: All current and future orders with the supplier's factory will be cancelled. Non-compliant products in production or unshipped from the violating factory will be rejected. Violations will be recorded on a supplier's matrix for two years from the audit date.

SECOND STRIKE: A second instance of non-compliant production by the supplier within two (2) years of the initial violation will result in the cancellation of all current and future orders, and all non-compliant products in production or unshipped will be rejected for the violating factory. The supplier, at its own expense, will be required to undergo an unannounced Ethical Sourcing audit conducted by a Walmart approved third party audit firm, for all factories that the supplier utilizes for Walmart production in the country with the affected factory and, if in a different country than the first strike, all factories in the country where the first strike occurred.

During the third party audit process, all active factories in the affected countries for the supplier could continue to produce, ship, and receive orders from Walmart. The Supplier's factories must receive an acceptable audit assessment for all 3rd party audits. Green, Yellow, or Orange assessments are considered as acceptable assessments. However, if the audit results in an Orange assessment and the Orange assessment is the 3rd Orange assessment in two years for that factory, the factory will be assessed as "Red – Disapproved". In such instance, the impacted factory will be "Disapproved" for one year according to the "Disapproved" process. Orange – Age Violation is NOT considered as an acceptable assessment.

THIRD STRIKE: If at any time Walmart, at its sole discretion, determines that a pattern and practice of non-compliance exists, Walmart will terminate its business relationship with a supplier. All current and future orders for the supplier in violation of this policy will be cancelled. Non-compliant merchandise in production or unshipped will be rejected.

NOTE: Multiple instances of non-compliance of the same Standard may, at Walmart's discretion, be treated as individual offenses and result in multiple and simultaneous strikes. This may also result in Walmart terminating its business relationship with a supplier.

Section H: Supplier Development Program

A proactive approach for developing social and environmental responsibility in the supply chain

Purpose of program:
The Supplier Development Program equips business-nominated suppliers with systems and tools needed to proactively develop socially and environmentally responsible practices in their supply chain.

Nominated suppliers have proven to be strong, results-oriented business partners with whom Walmart intends to strengthen relationships.

Participants:
Individual Walmart retail markets and Global Sourcing teams nominate suppliers to participate in the program. In retail markets, senior merchants are responsible for the identification and nomination of select suppliers for participation in the Supplier Development Program.
In Global Sourcing, the sourcing director nominates suppliers for participation.

Exhibit R

[begins on following page]

Walmart

Ethical Sourcing Update
Fact Sheet for Supplier Letter Announcement

Overall Mission

- At Walmart, we are committed to value chains that empower the people who work in them, and the families that are supported by them, to live better.
- Our dedication to responsible sourcing includes both raising our own standards and partnering with other stakeholders to improve the standards and opportunity for workers across the industry.

Supplier Letter Introduction

- The fire and tragic loss of life at the Tazreen factory in Bangladesh have highlighted number of additional opportunities to improve the safety of our global supply chains.
- With this letter, Walmart is initiating the implementation a new industry-leading standard for factory health and safety initiatives.
- Our objective is to work with like minded companies to raise the bar for the entire industry. We recently shared the new policy with NGOs, companies, and government officials to get their feedback and direction.
- We are distributing this letter to all suppliers globally to inform them of a new zero-tolerance policy for unauthorized subcontracting, as well as related ethical sourcing program enhancements.
- These new policies are designed to strengthen compliance of important safety standards.
- These are the first steps of many as we work to create more transparent and productive supply chains that increase opportunity for those who work in them. We believe that higher standards will result in stronger manufacturing industries.

Supplier Letter Details

- **Walmart is reaffirming and strengthening its zero tolerance policy for unauthorized subcontracting.**
  - This includes any undisclosed subcontracting conducted with or without the supplier's knowledge by agents, third-party facilities or any other entity within the supplier's supply chain.
  - Suppliers are responsible to communicate our Ethical Sourcing requirements to all entities within the supplier's supply chain.
  - In addition, any facilities subcontracting sourcing of Walmart merchandise to an undisclosed or unauthorized facility will be classified as "Red-Failed" in our system and may be permanently barred from sourcing merchandise to Walmart for all retail markets.

- **New facilities will be required to be prequalified prior to being made active.**
  - Newly disclosed facilities will now be required to prequalify with a "Green" or "Yellow" ethical sourcing audit rating prior to being made active. (Green and Yellow are the two best ratings.)
  - "Orange" rated facilities may no longer be added into a supplier's network. We will be compiling a list of unauthorized/red-failed factories to share with our suppliers, through

RetailLink, and publicly on our corporate website in order to better prevent these factories from entering our supply chain.

- **Suppliers will be required to have a company representative based in-country to ensure compliance.**
  - No later than June 1, 2013, and as allowed by local law and procedures, all suppliers are required to have a company representative, and not just an agent, responsible for ensuring compliance with our Ethical Sourcing requirements stationed in all countries in which the supplier is actively sourcing Walmart product.
  - Frequent, in-person monitoring of the supplier's facilities will be considered an essential element for the supplier's continuation of business with Walmart.

- **We are instituting enhanced fire safety standards in all countries.**
  - We have made several modifications to our protocol for auditing and assessing facilities.
  - Facilities found to have fire safety related violations will have 30 days in which to take corrective action before production is barred.
  - In addition, there is a certain set of safety requirements which may be above and beyond legal requirement(s) that must be implemented and adhered to.
  - Suppliers must work with their facilities to ensure all requirements are being met.

- **We are also strengthening our processes and protocols for fire safety in Bangladesh.**
  - Walmart will initiate a review of active facilities and will require corrective action within 30 days for any fire safety issues identified. Fire safety issues identified in future audits also will require 30 day corrective action.
  - All facilities must go through a mandatory electrical and building safety review provided by a credible independent external certification agency.
  - Production may not begin until after the facility has passed the full Ethical Sourcing prequalification process. Production in a facility that has not been prequalified will be deemed unauthorized subcontracting.
  - While an overall global approach is necessary, there is a need for heightened attention to the risks specifically related to building structure in Bangladesh. A facility that meets one or more of the below Structural Fire Safety Criteria is deemed to be at high risk for fire related incidents and will be assessed as "Red-Unauthorized" and inactivated. A facility assessed as Red-Unauthorized is no longer eligible for Walmart production for any retail market.
  - Structural Fire Safety Criteria to be Deemed High Risk:
    - Residential building converted into factory
    - Facilities in multi-story building with a ground-floor marketplace
    - Facilities in multi-story building shared with other factories/enterprises under separate ownership
    - Facilities with a rooftop that does not meet legal requirements
    - Facilities where there is a residence located within the building
  - Multiple facilities in a compound should be combined into one audit. For facilities in a compound that have not been sourcing for Walmart, suppliers have until April 1, 2013 to work with these in preparation for inclusion in the audit process. If a combined facility refuses to participate in the audit or denies the audit firm access to facilities or documentation upon request, the entire facility will be assessed as Access Denied as per our standard Ethical Sourcing audit protocol. The facility will be inactivated precluding shipment and new order placement.

Global Responsibility

- **Environmental Sustainability**
- **Hunger & Nutrition**
- **Women's Economic Empowerment**
- **Diversity & Inclusion**
- **Ethical Sourcing**
  - Our Initiatives
  - Partnerships
  - Ethical Standards & Resources
    - Standards for Suppliers
    - Audit Process
    - California Transparency in Supply Chains Act
- **Veterans & Military Families**

Audit Process

Ethical Sourcing Audit Process

Factory audits are a central pillar of Walmart's ethical sourcing program. Because Walmart does not own any of the factories that produce merchandise for our stores, regular audits are conducted to verify that a supplier is complying with Walmart's Standards for Suppliers and to find ways to strengthen working conditions and labor practices in factories.

When auditors visit a factory, the audit process enables them to determine if:

- Workers are treated with dignity and respect;
- Workers are paid appropriately and receive the legally and contractually defined benefits;
- Working hours comply with the law and Walmart's standards;
- Well-defined hiring practices are followed, which include age verification and confirmation of the individual's eligibility to work in the country;
- The working environment is clean, safe and well-maintained; and
- Open and safe communication between workers and management is established.

Walmart Audits

Factory prequalification is required for factories of suppliers managed by Walmart Global Sourcing or Direct Sourcing Group where Walmart is the importer of record. To be approved, a factory must receive one of Walmart's two highest assessment ratings. Subcontracting factories must also be audited if they produce part or a component of a product, containing a Walmart private label or proprietary brand logo, including, but not limited to, a major component of a finished product that could be sold independently.

After a factory is approved to produce merchandise for Walmart, all subsequent audits are unannounced.

The audit process includes:

1. **Opening meeting** – Auditors verify the factory's business license and follow up with factory representatives on any noncompliance violations identified during previous audits

2. **Factory tour** – Auditors conduct a factory walk-through and speak with employees on the production floor about the factory's compliance with Walmart's Standards for Suppliers. Auditors also check equipment and safety mechanisms and inspect for any health, safety and environmental hazards.

3. **Employee interviews** – Auditors interview a representative sampling of workers (based on the size of the workforce) in a private area without management present. The selection of workers is representative of factors such as gender, nationalities, age and skill ratios at the factory

4. **Documentation review** – Auditors review personnel documents and records to check workers' ages, contracts, compensation and working hours.

5. **Closing meeting and signing of the onsite report** – During the closing meeting, the auditor will discuss any identified issues and recommendations to remedy any violations observed and present the factory with an onsite report containing this information for their acknowledgment and signing.

Once a factory is audited, the findings are reviewed and a rating is assigned by the Walmart Ethical Sourcing Assessment Team.

There are four types of assessment ratings:

- **Green**: minor to no violations; the factory will be audited within 2 years.
- **Yellow**: medium-risk violations; the factory will be re-audited within 1 year.
- **Orange**: higher-risk violations; the factory will be re-audited within 6 months; if factories receive three orange ratings in a two-year period, the factory is disapproved and prohibited from doing business with Walmart for at least one year.
- **Red**: most serious violations that warrant no future business with Walmart.

Walmart uses the audits to help make decisions about suppliers and factories – whether to develop them, make them a preferred supplier or to stop doing business with them due to the severity of violations.

Integrity of Audits

All audits are conducted by approved third-party audit firms. Walmart only contracts with accredited and internationally recognized auditing firms. Approved audit firms will be required to complete the equivalence process for the Auditing Competence portion of the Global Social Compliance Program.

All auditors must be approved and registered with Walmart. Auditors must have an understanding of local laws, requirements and collective bargaining agreements prior to the audit. Local language skills, gender and relevant audit experience in that particular industry are considered when assigning audit teams.

Walmart takes steps to ensure that all factory audits are conducted with integrity. Walmart implemented an industry best practice to conduct validation audits that check the accuracy of third-party audits. These re-audits are conducted by the Walmart Ethical Sourcing Special Audit Team. Validation audits occur within 30 days of the last audit, and they follow the same protocol including choosing the same workers to interview, reviewing the same set of records, etc. Validation audits are conducted at random or if Walmart has concerns about a particular audit.

Exhibit S

[begins on following page]

Section C: Monitoring Programs

In an effort to promote efficiency in the supply chain and support global initiatives, Walmart is currently participating in the following programs by accepting the audit results in lieu of conducting its own audits. However, Walmart retains the right to conduct verification and investigation audits in order to assess for itself the working conditions in a factory.

- **Better Work Programs – Cambodia, Vietnam and Jordan**

  In 2001, the International Labor Organization (ILO) established the "Better Factories Cambodia" program to monitor working conditions in Cambodia's export garment industry. Through the partnership of ILO and the International Finance Corporation (IFC) the "Better Work" program was launched in 2007. Better Work builds on the experience gained by the Better Factories Cambodia project in raising labor standards and competitiveness.

  The Better Work program is currently implemented in the export garment industry of Cambodia, Vietnam and Jordan. Currently, Walmart accepts Better Work audits for apparel factories in these three countries. Better Work is also in the process of rolling its program out to the export garment industry in Haiti, Lesotho, and Nicaragua. Once these programs are implemented, Walmart will begin accepting Better Work Audits for Haiti, Lesotho, and Nicaragua. Please visit www.betterwork.org for more information.

  Please contact the respective ES team for more information to initiate a Better Work (ILO) audit. The ES Global Contact can be accessed by following the below steps in Retail Link: Log on to Retail Link -> Click on Site Map -> Click on Alphabetical view -> Click on E -> Ethical Sourcing Global Contact

- **ICTI (The International Council of Toy Industries)**

  After careful consideration of the ICTI (The International Council of Toy Industries) Care Process during 2006, Walmart Ethical Sourcing (ES) decided to accept the ICTI program and the work product of ICTI audits in lieu of ES audits by Walmart. However, Walmart retains the right to conduct verification and investigation audits on an unannounced basis.

  The ICTI CARE (Caring, Awareness, Responsible, Ethical) Process is the international toy industry's ethical manufacturing program, aimed to promote ethical manufacturing, in the form of fair labor treatment, as well as employee health and safety, in the toy industry supply chain worldwide. Please visit www.toy-icti.org for more information.

  Please contact the respective ES team for more information to initiate an ICTI audit. The ES Global Contact can be accessed by following the below steps in Retail Link:

  Log on to Retail Link -> Click on Site Map -> Click on Alphabetical view -> Click on E -> Ethical Sourcing Global Contact

Section D: Audits

All audits (initial or follow-up audits) conducted by agents of Walmart (Third Party Service Providers), include at minimum the following components:

1. Audit Request Process
2. Pre-Audit Questionnaire
3. Scheduling
4. The Audit
5. Audit Report Assessment Definitions and Management Process
6. Communication

1. Audit Request Process
The audit process begins with the disclosure of the factories and subcontractors by the suppliers through Retail Link.

The Ethical Sourcing social and environmental initial audit process must be set in motion by suppliers. A Retail Link initial audit request for the factory must be completed by suppliers at least 60 days prior to the ship date. Factory audits should be completed no less than 30 days prior to the ship date. It is the responsibility of the supplier to ensure that the factory is audited on the appropriate due dates. Once the online audit request has been processed by the appropriate ES team located locally or regionally, the audits are assigned to the respective 3rd party audit firms.

2. Pre-Audit Questionnaire
Pre-Audit Questionnaire is a set of questions sent out by the third party audit firm that must be completed by each factory in order to provide an overview of the factory and their internal controls prior to the audit.

3. Scheduling
Audits are assigned to the respective 3rd party audit firms for scheduling once the online audit request has been approved.

All follow-up audits including Green follow-up audits are being conducted unannounced. Audit firms are instructed to collect the required audit fees 60 days prior to the audit due date, but the exact audit date will not be disclosed to the factory and/or supplier in order to maintain the integrity of the unannounced audit. Suppliers are to remit applicable audit fee within 5 working days to the respective audit firm once the audit firms have initiated the payment collection process.

For scheduled audits, all attempts will be made to agree on a date that is convenient for the factory by the audit firms. If the factory does not respond in a timely manner regarding the scheduling of an audit, an "access denied" will be issued. If a factory attempts to postpone an audit for other than reasonable obstacles (reasonable obstacles include but are not limited to acts of nature, labor strikes, political unrest) an "access denied" will be issued. "Access Denied" is discussed more in detail later in this section.

All subsequent follow-up audits are unannounced.

4. The Audit

The audit is the evaluation process conducted by an auditor in order to determine compliance with the Standards. Audits are conducted by either Walmart internal auditors or by Walmart approved 3rd party audit firms (see Appendix II for the list of approved firms).

The audit process will include the review and verification of the following which are discussed below:

A. Opening meeting
B. Factory tour
C. Employee interviews
D. Document review
E. Closing meeting & Signing of the onsite report
F. Reporting the Audit

A. Opening meeting

At this stage, the auditor will verify the factory's business license. The opening meeting is typically focused on formal introductions, which should include but is not limited to factory management, health and safety representatives, environmental representatives, and human resource representatives. The Walmart Gifts and Gratuities Policy is also covered during the opening meeting.

B. Factory tour

Once the opening meeting is concluded, the auditor will conduct a factory walk-through. Typically, the auditor conducts the walk-through with minimal assistance from factory management. Minimal oversight allows the auditor to perform the audit in the most efficient way possible. Time allocated to this portion of the audit varies substantially depending on the size of the factory.

Auditors will speak with factory employees briefly on the production floor, and ask questions regarding the operation of machinery as well as other issues related to Walmart Standards for Suppliers. Dormitories and canteens will also be part of the audit process where applicable. Additionally, auditors may measure spaces, test fire equipment and other equipment under controlled conditions, as well as checking general maintenance records.

C. Employee Interviews

Employee interviews are accepted as an industry standard in assessing code of conduct (Standards for Suppliers) issues. Walmart considers the input of employees an integral component of the audit process. Findings and observations are verified through such interviews.

Employee interviews are conducted away from the production floor in a private area. Factory management should provide a private room. Under no circumstance are employee interviews conducted with factory management or their representatives present.

Depending on the size of the factory's workforce, 5% of the workers (minimum of 5 and a maximum of 20) are interviewed. The sample size may be extended based on observations and findings during the audit. Interviewees should be representative of all genders as well as the

departments present in the factory. It is preferred that employees selected for the interviews are in key production positions. Typically, auditors will identify individuals to be interviewed during the walk-through of the factory and through observations identified in the document review portion of the audit.

D. Factory document review

All audits will include a document review of at least 3 months to 1 year of records and will always include the review of compensation and labor hours. The same sample size protocol used for Employee Interviews will also apply to the document review portion of the audit.

Any supplier that fails or refuses to comply with these standards or does not allow inspection of production facilities and related documents is subject to immediate cancellation of any and all outstanding orders, refusal or return of any shipment, and termination of the business relationship with Walmart.

E. Closing meeting & Signing of the onsite report

The audit findings are summarized in a closing meeting with the factory management and all other representatives who participated in the opening meeting. Auditors are required to compile an onsite report consisting of violations observed during the audit process and recommendations to remedy the violations.

During the closing meeting the auditor will discuss the identified issues and the recommendations to remedy the violations observed and documented in the onsite report. Signatures by factory management and the auditor will be required on the onsite report. This will ensure that the factory management has a record of the acknowledged identified issues and recommendations.

Factory management will be expected to address all identified issues as noted and agreed upon in the onsite report. The auditor will validate the actions taken during the follow-up audit.

F. Reporting the Audit

A comprehensive audit report is sent to Walmart detailing all of the findings identified by the audit firm to facilitate the assessment of the factory.

The following chart summarizes the process of the factory disclosure, audits, and assessments.


Factory disclosed by Supplier in Retail Link
Factory approved and ID generated in Retail Link by ES team
ES Audit Request Verified & assigned to 3rd party audit firms
Audit fee is collected by 3rd party audit firms
Audits are conducted by audit firms
Findings with recommendation & remediation steps reviewed and communicated to the supplier/ factory at the end of the factory audit by audit firms
Audit Reports entered into Retail Link by audit firms
ES Audit Report is assessed by ES Assessment team
Findings, recommendation & remediation steps are verified via follow-up audits as necessary

Section E: Validation Audits

Validation audits are conducted by designated Walmart Ethical Sourcing associates to ensure that our approved 3rd party audit firms are conducting consistent and thorough audits per Walmart protocols.

The Ethical Sourcing associates will follow the same audit protocol as our approved 3rd party audit firms, including choosing the same workers for the interviews, selecting same set of records, etc.

Validation audits are conducted on an announced basis and require the factory's assistance to compile all of the documents needed to validate the previous audit. If any additional high risk findings are found during the validation audit, these will be discussed with the factory for remediation purposes.

The validation audit is not visible to Suppliers and is subject to being counted towards the factory's assessment history at Walmart's discretion if high risk issues are identified.

Section F: New Factory On-Boarding

Direct Import Suppliers:

Factory Prequalification will be required for factories of suppliers managed by Walmart Global Sourcing (WGS) or Direct Sourcing Group (DSG) where Walmart is the importer of record. The factory must pass the following three audits in order to be eligible for Walmart production and prior to order commitment:

- Ethical Sourcing Audit (must receive a Yellow or Green assessment).
- Security Audit.
- Factory Capability & Capacity Audit (FCCA).

The Factory Prequalification process applies to the following factories for Direct Import Suppliers:

- All "NEW" factories.
- All expired and Inactivated Orange, Yellow and Green factories.

NOTE:

- Production must not begin until after the factory has passed the prequalification process.
- Security and FCCA Audits are not managed by Ethical Sourcing. Information regarding these audits may be found through the Retail Link Site Map under "Global Supply Chain Security" and "PreQualification".
- Factories through Walmart Global Sourcing (WGS)/DSG that do not pass the prequalification process for Direct Import will also be ineligible as a factory for domestic import supplier. This applies to all retail markets.

Domestic Suppliers:

- All "NEW" factories for Domestic Suppliers may be required to receive a Yellow or Green audit assessment before order commitment. This will be at the discretion of the respective merchandising and sourcing organization.

Section G: Assessment Results and Consequences

Factories are audited to monitor the working conditions where the merchandise sold to Walmart is produced and that the factory and/or supplier have met the Walmart Standards for Suppliers. Once a factory is inspected and audited for compliance with the Standards, an assessment rating is assigned. A number of factors are taken into consideration when assigning an assessment rating such as the frequency of the problem and whether the issues is an isolated occurrence, the potential severity of the problem, the probability of recurrence, and the management systems in place. There are a total of four types of assessment ratings; each audit report requires at least two levels of assessment reviews for the ratings (green, yellow, orange or red) assignment. Three levels of assessment reviews are required for all high risk findings and are handled by the ES Governance team located in Bentonville, Arkansas. Each assessment has certain elements as discussed below:

GREEN

- Factories are assessed as "Green" if no or low-risk violations are observed by the auditors.
- Orders are released for shipment.
- Future orders may be placed at the factory.
- Green Follow-up audits will be conducted **two years** from the Green audit date if the factory is still producing merchandise for sale by Walmart.
- Walmart reserves the right to conduct unannounced audits periodically during the two year period.

YELLOW

- Factories are assessed as "Yellow" if the violations and/or conditions observed were deemed to be medium risk.
- Orders are released for shipment.
- Future orders may be placed at the factory.
- Factory will be re-audited within **one year** from the last audit date.

ORANGE

- Factories are assessed as "Orange" if the violations and/or conditions observed were deemed to be high risk.
- Orders are released for shipment.
- Future orders may be placed at the factory, but is subject to the discretion of the merchandising and sourcing organization.
- Factory will be re-audited within **six months** from the last audit date.

ORANGE AGE VIOLATION

- Factories are assessed as "Orange-Age Violation" if the violations observed are related to hiring practices where the age of the worker is at issue.
- Factory will be re-audited within 30 days to ensure remediation, regardless of the production status for Walmart.

NOTE: Receiving a Green, Yellow or Orange rating does not guarantee that a supplier will receive an order from Walmart. Purchase Order placement is determined by a variety of factors (Ethical Standards, Quality, On-Time Delivery, etc.) considered by the Merchandising Organization.

RED

Factories are assessed as "Red" if the violations and/or conditions observed were deemed to be serious, including but not limited to child labor, underage labor, forced labor, unsafe working conditions, falsified documents, access denied, three orange assessments in two years, etc. There are several types of these "Red" assessments, i.e. Red- Failed, Red –Disapproved, Red - Access Denied, etc.

Red –Failed

The "Red-Failed" assessment is used in instances where a supplier is found to be in violation of any legal regulations or any Walmart Standards such as child labor, underage labor, forced labor, unsafe working conditions, or transshipment of merchandise for sale by Walmart.

- Factories are rated "Red-Failed" if the violations and/or conditions observed were deemed to be serious.
- The factory has violations related but not limited to child labor, underage labor, forced labor, prison labor, corporal punishment, illegal transshipment, discrimination, human rights abuses, bribery, and/or unsafe hazardous working conditions.
- Existing orders are cancelled.
- All production orders not shipped are cancelled.
- Future orders will not be placed with this specific factory.
- Where a factory is rated "failed," the supplier will receive a strike as defined in the "3 Strikes Policy."

NOTE: Walmart reserves the right to issue a Red-Failed assessment and/or a Strike at its discretion.

Red -Disapproved Process

"Disapproved" is a reason type for a Red assessment. Primarily, it is designed to manage suppliers/factories that do not comply with the new ES process and its requirements. This status works as a holding point where non-compliant and/or uncooperative suppliers/factories are placed.

Reasons to receive a Red – Disapproved assessment

- When a factory receives a total of 3 Orange assessments within 2 years from the last audit date:
    - These assessments could be consecutive and/or combination of 3 Orange assessments.

Execution of the Red - Disapproved Process

- Number of Orange assessments will be counted by going back 2 years into the history from the last audit date.
    - Orange Age Violation will not be included in the total count of orange assessments.
- Supplier/Factory & Merchant/Buyer will be notified of their 2nd Orange rating.
- If a factory receives a third Orange assessment within a two year period, the factory will be placed in "Red - Disapproved" status for 1 year from the last audit date.

Consequences for a Disapproved Factory

- No new/future order (s) may be placed with the factory for a minimum of one year from the date the factory was audited.

- Existing orders are allowed to be produced and shipped for all Purchase Orders (POs) that have a PO ship date equal to or less than 180 days from the last audit.
    - PO's that have a ship date greater than 180 days are cancelled.
    - The ship date for such PO's cannot be changed to fit into the accepted ship window of 180 days.
- Orders may not be placed while the factory remains disapproved.
- If it is found that there is production in a factory that is not currently approved by Ethical Sourcing, the supplier will be in violation of the Standards and could jeopardize its business relationship with Walmart.
- Future orders will not be placed until factory is removed from "Red – Disapproved" status.

Removal from "Red - Disapproved" STATUS

- Factory must resolve the issues which caused it to be "Disapproved."
- Supplier must submit an "Audit Request" to the Ethical Sourcing team no sooner than 30 days prior to the date when business is scheduled to resume.
- The factory must have a FULL scope audit with the result of "**yellow**" or "**green**" rating prior to the orders being placed.
- Document review will involve at least 3 months and up to 1 year of records.
- If a factory does not receive a Yellow or Green assessment, it will remain "Disapproved."
- Supplier is responsible for all fees associated with each audit.
- Walmart encourages suppliers to develop and improve their factory base to meet Walmart Standards for Suppliers.

Red - Access Denied -Right of Inspection

"Access Denied" is a reason type for a Red assessment. The Supplier Agreement for Wal-Mart Stores, Inc. stipulates that all suppliers will provide access to their production base to ensure that the each facility complies with the Supplier Standards for Wal-Mart Stores, Inc.

The following are some examples of "Access Denied". They are meant to provide a basic understanding of how Walmart views "ACCESS DENIED/RIGHT OF INSPECTION" issues in relation to the Walmart Supplier Standards.

Examples:

- The auditor was allowed to inspect all of the facility but was not allowed to check the documentation or dormitories.
- The inspection was arranged through the factory management/supplier and entry to the factory was refused upon arrival without any valid explanation.
- When factory management states that only one unit within a compound produces Walmart merchandise but workers from other units are observed working in a so-called "dedicated" facility. The entire factory (each building) is to be audited.
- Factory management refuses to provide related records, stating those records have been sent to another country/office or the person in charge is on leave, etc., hence, the factory is unable to provide the required information.
- The factory may state that the appropriate authorizing individual is unavailable despite prior notification of this audit by Walmart.
- The factory fails to provide personnel information for the workers.

Due to the fact that Walmart Suppliers are advised of the audit requirements at the time they sign the Supplier Agreement and all Walmart suppliers are provided with an ES Supplier Manual, Walmart suppliers are deemed to be aware of the documents that are required for an audit. If an auditor is denied access to a factory, dormitories or relevant documentation, which includes payroll documents, time cards, contracts, worker interviews, etc. for inspection, the consequences are severe.

Consequences for "ACCESS DENIED/RIGHT OF INSPECTION"

- The factory will receive a Red – Access Denied assessment.
- All Purchase Orders (POs) will be cancelled.
- Future orders will not be placed until the factory is audited for compliance.
- No shipment will be allowed.
- All production not shipped may be cancelled.
- Factory can be reactivated upon an audit request submitted via Retail Link and a re-audit by using a 3rd party audit firm with acceptable audit results.
- Once the POs are canceled for the specific factory, the POs CANNOT be reinstated. New POs have to be created for the supplier's factory if business (production) is to resume.
- If "Access Denied" is issued, there will be no refund of any portion of the fees.

Removal from "ACCESS DENIED/RIGHT OF INSPECTION" status

- An Audit can occur any time the supplier / factory is ready. There is no time limit on "Access Denied".
- The supplier will be responsible for all associated audit fees.
- Business may resume as soon as the factory has received an acceptable rating (green, yellow, or orange).

An overall process flow for our color coded assessment is provided below:


Ethical Sourcing Process Flow
Green
Yellow
Orange
Orange-Age Violation
Red Disapproved
Red Denied
Red Failed
Future orders may be placec
Future orders may be placed
Future orders may be placec
Future orders may be placec
No future orders can be placed with the factory for 1 year
Future orders will not be placed until the factory is audited for compliance
Factory is not eligible for any future production for Walmart
Orders may ship
Orders may ship
Orders may ship
Orders may ship
Current orders can ship for 180 days
Existing orders are cancelled and no shipments are allowed
Existing orders are cancelled and no shipments are allowed
Follow-up audit conducted in 2 years
Follow-up audit conducted in 1 year
Is this the 3rd Orange in 2 years?
Follow-up audit conducted in 30 days
Re-audit can be conducted in 1 year and must be green or yellow for re-activation
Audit will be conducted once access is granted.
Supplier WILL be assessed with a STRIKE
No
Yes
Follow-up audit conducted in 6 months
Disapproved for 1 year

Communications

A formal letter containing the factory audit report assessment, audit findings, expectations for production, shipments, and remediation expectations are communicated to the supplier and to all involved Walmart merchants. Any questions or concerns regarding the audit findings, report assessment or remediation expectations should be directed toward the respective ES team.

Ethical Sourcing "3 Strikes Policy"

Consistent with Walmart policy and practice of conducting its business activities at the highest ethical level, Walmart expects its suppliers to share and adopt its commitment to comply with all laws and regulations, wherever promulgated, as they relate to human rights, labor, environment and international trade. In instances where a supplier is found to be in violation of any legal regulations or any Walmart Standards such as child labor, underage labor, forced labor, unsafe working conditions, or transshipment of merchandise for sale by Walmart, the involved supplier will be deemed to have engaged in non-compliant production and is in breach of the Walmart Supplier Agreement and the supplier will be subject to sanctions up to and including the termination of its business relationship with Walmart. Non-compliant production means merchandise is produced under one or more of the following conditions as of the date the violation is identified:

- Child labor is defined as the assembly/manufacturing of merchandise by workers under the age of 14.
- Underage labor is defined as the employment of workers below the minimum age specified by laws in the country where the factory is located.
- Forced labor is defined as the assembly/manufacturing of merchandise by workers confined against their will within a compound and without compensation.
- Unsafe working conditions are defined as conditions in a place of production where a reasonable person would deem the conditions as posing a direct risk of serious bodily harm or documented long-term health risk to a person working under the observed conditions.
- Transshipment is defined as merchandise produced in Country A, shipped to Country B and identified as a product of Country B, and then imported into Country C for consumption as a product of Country B.
- Production in an undisclosed factory is defined as Direct Import, private label and/or non-branded merchandise that is produced in a primary or subcontracting factory that has not been fully and accurately disclosed and audited per Walmart's Standards.

The above examples of non-compliant production are not exhaustive, and therefore, it is the responsibility of each supplier to ensure that it is at all times compliant with all relevant laws and regulations with respect to merchandise produced for or sold to Walmart. A supplier with production identified as non-compliant will be notified in writing of the violation(s) and will be assessed the following sanctions:

FIRST STRIKE: All current and future orders with the supplier's factory will be cancelled. Non-compliant products in production or unshipped from the violating factory will be rejected. Violations will be recorded on a supplier's matrix for two years from the audit date.

SECOND STRIKE: A second instance of non-compliant production by the supplier within two (2) years of the initial violation will result in the cancellation of all current and future orders, and all non-compliant products in production or unshipped will be rejected for the violating factory. The supplier, at its own expense, will be required to undergo an unannounced Ethical Sourcing audit conducted by a Walmart approved third party audit firm, for all factories that the supplier utilizes for Walmart production in the country with the affected factory and, if in a different country than the first strike, all factories in the country where the first strike occurred.

During the third party audit process, all active factories in the affected countries for the supplier could continue to produce, ship, and receive orders from Walmart. The Supplier's factories must receive an acceptable audit assessment for all 3rd party audits. Green, Yellow, or Orange assessments are considered as acceptable assessments. However, if the audit results in an Orange assessment and the Orange assessment is the 3rd Orange assessment in two years for that factory, the factory will be assessed as "Red – Disapproved". In such instance, the impacted factory will be "Disapproved" for one year according to the "Disapproved" process. Orange – Age Violation is NOT considered as an acceptable assessment.

THIRD STRIKE: If at any time Walmart, at its sole discretion, determines that a pattern and practice of non-compliance exists, Walmart will terminate its business relationship with a supplier. All current and future orders for the supplier in violation of this policy will be cancelled. Non-compliant merchandise in production or unshipped will be rejected.

NOTE: Multiple instances of non-compliance of the same Standard may, at Walmart's discretion, be treated as individual offenses and result in multiple and simultaneous strikes. This may also result in Walmart terminating its business relationship with a supplier.

Section H: Supplier Development Program

A proactive approach for developing social and environmental responsibility in the supply chain

Purpose of program:
The Supplier Development Program equips business-nominated suppliers with systems and tools needed to proactively develop socially and environmentally responsible practices in their supply chain.

Nominated suppliers have proven to be strong, results-oriented business partners with whom Walmart intends to strengthen relationships.

Participants:
Individual Walmart retail markets and Global Sourcing teams nominate suppliers to participate in the program. In retail markets, senior merchants are responsible for the identification and nomination of select suppliers for participation in the Supplier Development Program.
In Global Sourcing, the sourcing director nominates suppliers for participation.

To nominate a supplier, send an e-mail to **ethicalstnds@wal-mart.com**. You may also contact your Ethical Sourcing Retail Market Manager.

Program Content:
Aimed at select suppliers and factories within their supply chain, the program curriculum takes a holistic approach to social and environmental responsibility, focusing on proven ethical sourcing management systems. Through improvements in policies, procedures, and practices, suppliers and factories benefit in:

- Recruiting, selecting, hiring, and training workers
- Managing wages, benefits, production, and work hours
- Rewarding and promoting workers
- Communicating and relating with workers
- Aiding workers maintain standards of behavior
- Managing harassment and abuse
- Managing environmental impacts

Becoming an Ethical Sourcing Supplier Development Graduate:
Suppliers will be designated as Ethical Sourcing Supplier Development Graduates upon completion of the program. To succeed, suppliers must demonstrate they have the ES systems, people, and processes in place to responsibly partner with ES in managing their factories. Suppliers who complete the program will take ownership and provide accountability of all their social and environmental responsibility programs. They are eligible to partner with ES and largely self-managed factories, while maintaining the option of using a third-party audit firm.

The program provides suppliers information and tools to actively monitor approved factories by enabling them to:

- Recognize and anticipate challenging working conditions and environmental standards
- Remediate root causes and implement sustainable solutions for social and environmental challenges
- Proactively develop strong ES management systems and policies (e.g., strong hiring procedures to screen out the risk of underage labor)
- Improve factory working conditions and dormitory standards

In order to maintain the status of an Ethical Sourcing Supplier Development Graduate, suppliers will provide:

- A self-assessment every 6 months for ES review
- A formal third-party validation audit every two years

A sample of submitted self-assessments will be validated through unannounced audits by the Walmart ES team to ensure adherence to ES standards.

Program benefits:

- Buyers will have added confidence in the performance capability of supplier
- Proactive improvement of factory working conditions

Exhibit T

[begins on following page]

RetailLink, and publicly on our corporate website in order to better prevent these factories from entering our supply chain.

- **Suppliers will be required to have a company representative based in-country to ensure compliance.**
    - No later than June 1, 2013, and as allowed by local law and procedures, all suppliers are required to have a company representative, and not just an agent, responsible for ensuring compliance with our Ethical Sourcing requirements stationed in all countries in which the supplier is actively sourcing Walmart product.
    - Frequent, in-person monitoring of the supplier's facilities will be considered an essential element for the supplier's continuation of business with Walmart.

- **We are instituting enhanced fire safety standards in all countries.**
    - We have made several modifications to our protocol for auditing and assessing facilities.
    - Facilities found to have fire safety related violations will have 30 days in which to take corrective action before production is barred.
    - In addition, there is a certain set of safety requirements which may be above and beyond legal requirement(s) that must be implemented and adhered to.
    - Suppliers must work with their facilities to ensure all requirements are being met.

- **We are also strengthening our processes and protocols for fire safety in Bangladesh.**
    - Walmart will initiate a review of active facilities and will require corrective action within 30 days for any fire safety issues identified. Fire safety issues identified in future audits also will require 30 day corrective action.
    - All facilities must go through a mandatory electrical and building safety review provided by a credible independent external certification agency.
    - Production may not begin until after the facility has passed the full Ethical Sourcing prequalification process. Production in a facility that has not been prequalified will be deemed unauthorized subcontracting.
    - While an overall global approach is necessary, there is a need for heightened attention to the risks specifically related to building structure in Bangladesh. A facility that meets one or more of the below Structural Fire Safety Criteria is deemed to be at high risk for fire related incidents and will be assessed as "Red-Unauthorized" and inactivated. A facility assessed as Red-Unauthorized is no longer eligible for Walmart production for any retail market.
    - Structural Fire Safety Criteria to be Deemed High Risk:
        - Residential building converted into factory
        - Facilities in multi-story building with a ground-floor marketplace
        - Facilities in multi-story building shared with other factories/enterprises under separate ownership
        - Facilities with a rooftop that does not meet legal requirements
        - Facilities where there is a residence located within the building
    - Multiple facilities in a compound should be combined into one audit. For facilities in a compound that have not been sourcing for Walmart, suppliers have until April 1, 2013 to work with these in preparation for inclusion in the audit process. If a combined facility refuses to participate in the audit or denies the audit firm access to facilities or documentation upon request, the entire facility will be assessed as Access Denied as per our standard Ethical Sourcing audit protocol. The facility will be inactivated precluding shipment and new order placement.

Exhibit U

[begins on following page]

Strengthening worker families and communities

At Walmart, we strive to improve the lives of workers outside the factory walls, which is why the Walmart Foundation frequently provides grants to NGOs that operate in the communities where supplier factories are located. One example is the Walmart Foundation's funding of the Women's Health and Education Through Effective Learning (WHEEL) program in Bangladesh through our partnership with CARE.

In Bangladesh, it is estimated that more than 80 percent of garment workers are women. These women often lack a formal education and the skills necessary to improve their quality of life. With our assistance, the WHEEL program has set up 100 learning centers where women can gain workplace skills and receive health and literacy training, necessary to improve their lives and be better prepared to access the economic opportunities they deserve. The initiative will benefit 2,500 workers and their families, positively impacting an estimated 12,500 to 15,000 people in their communities.











Securing a better life

Rehana Akter, Dhaka

Rehana Akter and her family moved to Dhaka, the capital city of Bangladesh, in search of a better life. For three years she worked as a maid before receiving a job in a factory.

"I did not get a chance to go to school and made lots of mistakes with numbers while working as a helper," Rehana said.

Through the WHEEL program, she started taking night school classes, where she learned to calculate her overtime, read and write Bengali, and more.

After completing her first year at the WHEEL learning center, Rehana's lifestyle changed. She now eats healthier and takes proper care of herself. She earned a promotion from helper to operator at her factory and anticipates additional opportunities to improve her quality of life in the future.

"I'm able to read, write and calculate because those learning opportunities were available to me at night," she said.

Partnerships

Meaningful collaboration is essential to driving positive, lasting change in the supply chain. This is why we continue to partner with leading NGOs and take an active role in industry coalitions. We work to improve the effectiveness of our own Ethical Sourcing program and, ultimately, improve the lives of workers in our supply chain. Examples of our partnerships include:

The Global Social Compliance Program

We were one of six leading companies who worked together to create the Global Social Compliance Program (GSCP) in an effort to place social values at the heart of commercial decisions. Currently, 34 companies are participating in GSCP. Looking forward, GSCP will focus on finding collaborative approaches for capacity building.

The goals of GSCP are:

- Drive conformity in ethical sourcing by building transparency and the ability to compare existing systems.
- Build consensus on best practices.
- Develop a clear and consistent message for suppliers globally.
- Reduce audit fatigue and duplication.
- Strengthen collaborative efforts for building capacity and training.

In January 2011, Walmart underwent a GSCP self-equivalence process, where we reviewed our standards and tools against GSCP to identify gaps in our program. This exercise has allowed us to strengthen our program by further aligning our requirements with GSCP's requirements.

For more information on the GSCP, visit gscpnet.com.

"The engagement of leading international buyers – such as Walmart – is essential to drive compliance with ILO core international standards and national labor law. Through their participation in the program, Walmart is helping Better Work reach a substantial number of factories, to promote better working conditions for thousands of garment workers worldwide."

Dan Rees, director, Better Work

International Labour Organization (ILO)/ International Finance Corporation (IFC) Better Work Program

We have partnered with the ILO and the IFC to support the Better Work Programs utilized in Cambodia, Haiti, Indonesia, Jordan, Lesotho, Nicaragua and Vietnam as well as the planned expansion into Bangladesh.

The Better Work Program's objective is to improve working conditions by monitoring factories, conducting training modules and engaging with key stakeholders, including workers, factories, communities and governments. Together, we continue to advocate for stronger labor policies and strengthen the capacity to monitor factory conditions in these countries. At Walmart, we are asking our suppliers who produce merchandise in these countries to fully support the Better Work Programs by requiring their factories to participate in this program.

Business for Social Responsibility (BSR)

We are a member of BSR, a global network of more than 250 companies focused on developing sustainable business strategies and solutions through consultation, research and cross-sector collaboration. By working with BSR, we are able to utilize their expertise to identify trends and supply chain issues, and potential solutions.

Ethical Trading Initiative (ETI)

We are an active member of the ETI, an alliance that works with companies, trade unions and volunteer organizations to improve the lives of workers across the globe who produce food and consumer goods. Through ETI, member organizations collectively tackle labor issues that would not easily be addressed individually. For example, our ASDA operations participated in the ETI purchasing practices work group, which developed a buyer training program focused on the links between daily decisions and production activities at the factory level.

Sustainable Apparel Coalition (SAC)

We are a member of the SAC, an industry-wide group of leading apparel and footwear brands, retailers, manufacturers, NGOs, academic experts and the U.S. Environmental Protection Agency, working to reduce the environmental and social impacts of apparel and footwear products around the world. The goal of the coalition is to lead the industry toward a shared vision of sustainability built upon a common approach for measuring and evaluating apparel and footwear product sustainability performance.

Other initiatives

Dormitory and canteen standards

Walmart is implementing new requirements that go above and beyond industry norms to enhance dormitory living conditions in the supply chain. By taking proactive measures to go beyond local laws and standards, we expect to improve worker health, safety and worker morale. In order to verify dormitory conditions are improved, we created a new mandatory standard that has gone into effect this year. In order for factories to become familiar with the new standards, they will not have an impact on the color rating a factory receives until 2013. Examples of new standards to be put into place include requiring suppliers who provide residential and dining facilities for their workers to provide safe, healthy and sanitary facilities. Additionally, suppliers must provide appropriate and sanitary washroom facilities, including adequate toilets and showers segregated by gender.



Machine and chemical safety

Using insight from more than 100 factories, Walmart initiated an improved set of safety standards to regulate the use of high-risk chemicals and machinery. These requirements, which have been incorporated into the audit process of Walmart supplier factories, include:

- Providing extra protection for workers involved in high-risk manufacturing processes
- Preventing factories and suppliers from cutting corners on existing safety regulations
- Increasing awareness around standards and providing additional training on safety standards
- Using appropriate equipment properly
- Providing proper training for workers who use high-risk machinery

Orange School Program

In order to help our factories improve from an orange rating to a yellow or green rating, we created the Orange School Program to help supplier factories remediate high-risk violations. We provide instruction on how to implement effective management systems and address the root cause of issues. In addition to Orange School and the Supplier



Development Program, we also work with suppliers through audit orientation, violation correction training and roundtable discussions. As our supply chain expands, we are working to implement these programs across our markets.

Purchasing practices

Our purchasing practices have an effect on suppliers, and we are committed to improving these practices. In 2011, we focused on increasing internal awareness about the effects of business decisions on the supply chain. We are working with our merchandising division to identify opportunities to improve our purchasing practices through increased training and awareness.

"Walmart recognizes that audits alone will not solve complex issues in the supply chain. As such, Walmart is helping its suppliers build the capability to upgrade working conditions, improve workplace practices and ultimately improve factory management's ability to think beyond compliance and drive social performance independently."

Ian Spaulding, managing director, INFACT Global Partners

The audit program

Standards for Suppliers

Walmart's Standards for Suppliers provides the framework for our audits, while outlining our expectations for employee relations and environmental management. A detailed manual has been developed for suppliers explaining our expectations and the audit process. Suppliers are required to display the Standards for Suppliers poster in the local languages in their factories in view of all workers. Suppliers must adhere to these standards in order to do business with Walmart. The Standards for Suppliers are updated regularly and include, but are not limited to, the following provisions:

- No forced or child labor
- No discrimination
- Wages and benefits must meet country law
- Freedom of association and collective bargaining
- Health and safety of workers
- Environmental compliance

Audit process

In 2011, 9,737 audits on 8,713 factories were conducted to verify our suppliers were adhering to our Standards for Suppliers. Of these, 855 were conducted through the ILO/IFC Better Work Program or the International Council of Toy Industries CARE Process. Walmart chooses to participate in these programs in an effort to reduce audit duplication and because of the programs' remediation components. During 2011, we required our suppliers to cease production for Walmart in 155 factories due to serious violations.

Walmart audits factories supplying private-label and nonbranded goods or when Walmart is the importer of record. All audits are conducted by accredited and internationally recognized auditing firms. Audits are conducted every six to 24 months, depending on the findings from the previous audit. Initial factory audits are announced, with all subsequent audits being unannounced. Our Ethical Sourcing team conducts a percentage of validation audits to assess if audit firms are following the audit protocol and reporting findings accurately.

Worker helpline

In addition to the audit process, violations of Walmart's Standards for Suppliers can be reported confidentially, in the local language of workers in the factory. On the Standards for Suppliers poster that all factories are required to display, there is a local toll-free telephone number, email address and website that workers can use to anonymously report violations and other concerns. Violations of our Standards for Suppliers are confidentially reported to a third party with the capability of processing concerns in more than 140 languages. All reports are directed to Walmart's Global Ethics office, where they are referred for investigation and corrective action if needed.

Retail market compliance

Our Ethical Sourcing program has expanded to all of our retail markets around the world. As part of this global program, the Walmart Standards for Suppliers is now enforced in all our markets.

Factory color rating system

As part of the audit process, we rate our factories based on the type and severity of violations found.

Green: Low to minor to no violations; the factory will be audited within two years.

Yellow: Medium-risk violations; the factory will be re-audited within one year.

Orange: Higher-risk violations; the factory will be re-audited within six months; if a factory receives three orange ratings in a two-year period, the factory is disapproved, and the factory is restricted from doing business with Walmart for at least one year.

Red: Most serious violations that prohibit future business with Walmart.


Walmart
Save money. Live better.
Journalists: Have questions? Ask us here Email Media Relations
Shop Walmart.com
Our Story
News & Views
Community Giving
Global Responsibility
Investors
Suppliers
Careers
WMT 70.49 +0.54

Home > Global Responsibility > Ethical Sourcing > **Partnerships**

Global Responsibility

- **Environmental Sustainability**
- **Hunger & Nutrition**
- **Women's Economic Empowerment**
- **Diversity & Inclusion**
- **Ethical Sourcing**
  - Our Initiatives
  - Partnerships
  - Ethical Standards & Resources
- **Veterans & Military Families**

Partnerships



Collaborating with stakeholders for positive change

Meaningful collaboration with key stakeholders is essential to driving positive and sustainable change in the supply chain. This is why we continue to work with leading NGOs and take an active role in industry coalitions. We work to improve the effectiveness of our own ethical sourcing program and, ultimately, improve the lives of workers in our supply chain.

Global Social Compliance Program

http://www.gscpnet.com/

Walmart joined 33 leading companies in the creation of the Global Social Compliance Program to place social values at the heart of commercial decisions. The goals of the program are to drive conformity in ethical sourcing through transparency, build consensus on best practices, develop a consistent global message, reduce audit fatigue and duplication, and strengthen collaboration.

International Labor Organization/International Finance Corporation Better Work Program

http://www.betterwork.org/EN/Pages/newhome.aspx

Walmart has partnered with the International Labor Organization (ILO) and the International Finance Corporation (IFC) to support the Better Work Program used in such countries as Cambodia, Vietnam and Jordan. Better Work is a unique partnership between the ILO and IFC that brings together governments, employers, workers and international buyers to improve compliance with labor standards and promote competitiveness in global supply chains.

Business for Social Responsibility

http://www.bsr.org/en/

As a member of Business for Social Responsibility, Walmart is part of a global network of more than 250 companies focused on developing sustainable business strategies and solutions through consultation, research and cross-sector collaboration. In 2008, we joined forces with BSR in an effort to meet our goal of improving energy efficiency in 200 factories in China by 2012.

Ethical Trading Initiative

http://www.ethicaltrade.org/

Walmart remains an active member of the Ethical Trading Initiative, an alliance that works with companies, trade unions and volunteer organizations to improve the lives of workers across the globe who produce food and consumer goods. Through ETI, member organizations collectively tackle labor issues that are not easily addressed individually.

Sustainable Apparel Coalition

http://www.apparelcoalition.org/

Walmart belongs to the Sustainable Apparel Coalition, an industry-wide group of leading apparel and footwear brands, retailers, manufacturers, NGOs and academic experts who, along with the U.S. Environmental Protection Agency, are working to reduce the environmental and social impacts of apparel and footwear products. The coalition aims to lead the industry toward a shared vision of sustainability, built upon a common approach for measuring and evaluating apparel and footwear sustainability performance.

Share this page: Like 1 Send Tweet 0

Exhibit V

[begins on following page]

Section G: Assessment Results and Consequences

Factories are audited to monitor the working conditions where the merchandise sold to Walmart is produced and that the factory and/or supplier have met the Walmart Standards for Suppliers. Once a factory is inspected and audited for compliance with the Standards, an assessment rating is assigned. A number of factors are taken into consideration when assigning an assessment rating such as the frequency of the problem and whether the issues is an isolated occurrence, the potential severity of the problem, the probability of recurrence, and the management systems in place. There are a total of four types of assessment ratings; each audit report requires at least two levels of assessment reviews for the ratings (green, yellow, orange or red) assignment. Three levels of assessment reviews are required for all high risk findings and are handled by the ES Governance team located in Bentonville, Arkansas. Each assessment has certain elements as discussed below:

GREEN

- Factories are assessed as "Green" if no or low-risk violations are observed by the auditors.
- Orders are released for shipment.
- Future orders may be placed at the factory.
- Green Follow-up audits will be conducted **two years** from the Green audit date if the factory is still producing merchandise for sale by Walmart.
- Walmart reserves the right to conduct unannounced audits periodically during the two year period.

YELLOW

- Factories are assessed as "Yellow" if the violations and/or conditions observed were deemed to be medium risk.
- Orders are released for shipment.
- Future orders may be placed at the factory.
- Factory will be re-audited within **one year** from the last audit date.

ORANGE

- Factories are assessed as "Orange" if the violations and/or conditions observed were deemed to be high risk.
- Orders are released for shipment.
- Future orders may be placed at the factory, but is subject to the discretion of the merchandising and sourcing organization.
- Factory will be re-audited within **six months** from the last audit date.

ORANGE AGE VIOLATION

- Factories are assessed as "Orange-Age Violation" if the violations observed are related to hiring practices where the age of the worker is at issue.
- Factory will be re-audited within 30 days to ensure remediation, regardless of the production status for Walmart.

NOTE: Receiving a Green, Yellow or Orange rating does not guarantee that a supplier will receive an order from Walmart. Purchase Order placement is determined by a variety of factors (Ethical Standards, Quality, On-Time Delivery, etc.) considered by the Merchandising Organization.

RED

Factories are assessed as "Red" if the violations and/or conditions observed were deemed to be serious, including but not limited to child labor, underage labor, forced labor, unsafe working conditions, falsified documents, access denied, three orange assessments in two years, etc. There are several types of these "Red" assessments, i.e. Red- Failed, Red –Disapproved, Red - Access Denied, etc.

Red –Failed

The "Red-Failed" assessment is used in instances where a supplier is found to be in violation of any legal regulations or any Walmart Standards such as child labor, underage labor, forced labor, unsafe working conditions, or transshipment of merchandise for sale by Walmart.

- Factories are rated "Red-Failed" if the violations and/or conditions observed were deemed to be serious.
- The factory has violations related but not limited to child labor, underage labor, forced labor, prison labor, corporal punishment, illegal transshipment, discrimination, human rights abuses, bribery, and/or unsafe hazardous working conditions.
- Existing orders are cancelled.
- All production orders not shipped are cancelled.
- Future orders will not be placed with this specific factory.
- Where a factory is rated "failed," the supplier will receive a strike as defined in the "3 Strikes Policy."

NOTE: Walmart reserves the right to issue a Red-Failed assessment and/or a Strike at its discretion.

Red -Disapproved Process

"Disapproved" is a reason type for a Red assessment. Primarily, it is designed to manage suppliers/factories that do not comply with the new ES process and its requirements. This status works as a holding point where non-compliant and/or uncooperative suppliers/factories are placed.

Reasons to receive a Red – Disapproved assessment

- When a factory receives a total of 3 Orange assessments within 2 years from the last audit date:
  - These assessments could be consecutive and/or combination of 3 Orange assessments.

Execution of the Red - Disapproved Process

- Number of Orange assessments will be counted by going back 2 years into the history from the last audit date.
  - Orange Age Violation will not be included in the total count of orange assessments.
- Supplier/Factory & Merchant/Buyer will be notified of their 2nd Orange rating.
- If a factory receives a third Orange assessment within a two year period, the factory will be placed in "Red - Disapproved" status for 1 year from the last audit date.

Consequences for a Disapproved Factory

- No new/future order (s) may be placed with the factory for a minimum of one year from the date the factory was audited.

- Existing orders are allowed to be produced and shipped for all Purchase Orders (POs) that have a PO ship date equal to or less than 180 days from the last audit.
  - PO's that have a ship date greater than 180 days are cancelled.
  - The ship date for such PO's cannot be changed to fit into the accepted ship window of 180 days.
- Orders may not be placed while the factory remains disapproved.
- If it is found that there is production in a factory that is not currently approved by Ethical Sourcing, the supplier will be in violation of the Standards and could jeopardize its business relationship with Walmart.
- Future orders will not be placed until factory is removed from "Red – Disapproved" status.

Removal from "Red - Disapproved" STATUS

- Factory must resolve the issues which caused it to be "Disapproved."
- Supplier must submit an "Audit Request" to the Ethical Sourcing team no sooner than 30 days prior to the date when business is scheduled to resume.
- The factory must have a FULL scope audit with the result of "**yellow**" or "**green**" rating prior to the orders being placed.
- Document review will involve at least 3 months and up to 1 year of records.
- If a factory does not receive a Yellow or Green assessment, it will remain "Disapproved."
- Supplier is responsible for all fees associated with each audit.
- Walmart encourages suppliers to develop and improve their factory base to meet Walmart Standards for Suppliers.

Red - Access Denied -Right of Inspection

"Access Denied" is a reason type for a Red assessment. The Supplier Agreement for Wal-Mart Stores, Inc. stipulates that all suppliers will provide access to their production base to ensure that the each facility complies with the Supplier Standards for Wal-Mart Stores, Inc.

The following are some examples of "Access Denied". They are meant to provide a basic understanding of how Walmart views "ACCESS DENIED/RIGHT OF INSPECTION" issues in relation to the Walmart Supplier Standards.

Examples:

- The auditor was allowed to inspect all of the facility but was not allowed to check the documentation or dormitories.
- The inspection was arranged through the factory management/supplier and entry to the factory was refused upon arrival without any valid explanation.
- When factory management states that only one unit within a compound produces Walmart merchandise but workers from other units are observed working in a so-called "dedicated" facility. The entire factory (each building) is to be audited.
- Factory management refuses to provide related records, stating those records have been sent to another country/office or the person in charge is on leave, etc., hence, the factory is unable to provide the required information.
- The factory may state that the appropriate authorizing individual is unavailable despite prior notification of this audit by Walmart.
- The factory fails to provide personnel information for the workers.

Due to the fact that Walmart Suppliers are advised of the audit requirements at the time they sign the Supplier Agreement and all Walmart suppliers are provided with an ES Supplier Manual, Walmart suppliers are deemed to be aware of the documents that are required for an audit. If an auditor is denied access to a factory, dormitories or relevant documentation, which includes payroll documents, time cards, contracts, worker interviews, etc. for inspection, the consequences are severe.

Consequences for "ACCESS DENIED/RIGHT OF INSPECTION"

- The factory will receive a Red – Access Denied assessment.
- All Purchase Orders (POs) will be cancelled.
- Future orders will not be placed until the factory is audited for compliance.
- No shipment will be allowed.
- All production not shipped may be cancelled.
- Factory can be reactivated upon an audit request submitted via Retail Link and a re-audit by using a 3rd party audit firm with acceptable audit results.
- Once the POs are canceled for the specific factory, the POs CANNOT be reinstated. New POs have to be created for the supplier's factory if business (production) is to resume.
- If "Access Denied" is issued, there will be no refund of any portion of the fees.

Removal from "ACCESS DENIED/RIGHT OF INSPECTION" status

- An Audit can occur any time the supplier / factory is ready. There is no time limit on "Access Denied".
- The supplier will be responsible for all associated audit fees.
- Business may resume as soon as the factory has received an acceptable rating (green, yellow, or orange).

An overall process flow for our color coded assessment is provided below:


Ethical Sourcing Process Flow
Green
Future orders may be placec
Orders may ship
Follow-up audit conducted in 2 years
Yellow
Future orders may be placed
Orders may ship
Follow-up audit conducted in 1 year
Orange
Future orders may be placec
Orders may ship
Is this the 3rd Orange in 2 years?
No
Follow-up audit conducted in 6 months
Yes
Disapproved for 1 year
Orange-Age Violation
Future orders may be placec
Orders may ship
Follow-up audit conducted in 30 days
Red Disapproved
No future orders can be placed with the factory for 1 year
Current orders can ship for 180 days
Re-audit can be conducted in 1 year and must be green or yellow for re-activation
Red Denied
Future orders will not be placed until the factory is audited for compliance
Existing orders are cancelled and no shipments are allowed
Audit will be conducted once access is granted.
Red Failed
Factory is not eligible for any future production for Walmart
Existing orders are cancelled and no shipments are allowed
Supplier WILL be assessed with a STRIKE

Communications
A formal letter containing the factory audit report assessment, audit findings, expectations for production, shipments, and remediation expectations are communicated to the supplier and to all involved Walmart merchants. Any questions or concerns regarding the audit findings, report assessment or remediation expectations should be directed toward the respective ES team.

Ethical Sourcing "3 Strikes Policy"

Consistent with Walmart policy and practice of conducting its business activities at the highest ethical level, Walmart expects its suppliers to share and adopt its commitment to comply with all laws and regulations, wherever promulgated, as they relate to human rights, labor, environment and international trade. In instances where a supplier is found to be in violation of any legal regulations or any Walmart Standards such as child labor, underage labor, forced labor, unsafe working conditions, or transshipment of merchandise for sale by Walmart, the involved supplier will be deemed to have engaged in non-compliant production and is in breach of the Walmart Supplier Agreement and the supplier will be subject to sanctions up to and including the termination of its business relationship with Walmart. Non-compliant production means merchandise is produced under one or more of the following conditions as of the date the violation is identified:

- Child labor is defined as the assembly/manufacturing of merchandise by workers under the age of 14.
- Underage labor is defined as the employment of workers below the minimum age specified by laws in the country where the factory is located.
- Forced labor is defined as the assembly/manufacturing of merchandise by workers confined against their will within a compound and without compensation.
- Unsafe working conditions are defined as conditions in a place of production where a reasonable person would deem the conditions as posing a direct risk of serious bodily harm or documented long-term health risk to a person working under the observed conditions.
- Transshipment is defined as merchandise produced in Country A, shipped to Country B and identified as a product of Country B, and then imported into Country C for consumption as a product of Country B.
- Production in an undisclosed factory is defined as Direct Import, private label and/or non-branded merchandise that is produced in a primary or subcontracting factory that has not been fully and accurately disclosed and audited per Walmart's Standards.

The above examples of non-compliant production are not exhaustive, and therefore, it is the responsibility of each supplier to ensure that it is at all times compliant with all relevant laws and regulations with respect to merchandise produced for or sold to Walmart. A supplier with production identified as non-compliant will be notified in writing of the violation(s) and will be assessed the following sanctions:

FIRST STRIKE: All current and future orders with the supplier's factory will be cancelled. Non-compliant products in production or unshipped from the violating factory will be rejected. Violations will be recorded on a supplier's matrix for two years from the audit date.

SECOND STRIKE: A second instance of non-compliant production by the supplier within two (2) years of the initial violation will result in the cancellation of all current and future orders, and all non-compliant products in production or unshipped will be rejected for the violating factory. The supplier, at its own expense, will be required to undergo an unannounced Ethical Sourcing audit conducted by a Walmart approved third party audit firm, for all factories that the supplier utilizes for Walmart production in the country with the affected factory and, if in a different country than the first strike, all factories in the country where the first strike occurred.

During the third party audit process, all active factories in the affected countries for the supplier could continue to produce, ship, and receive orders from Walmart. The Supplier's factories must receive an acceptable audit assessment for all 3rd party audits. Green, Yellow, or Orange assessments are considered as acceptable assessments. However, if the audit results in an Orange assessment and the Orange assessment is the 3rd Orange assessment in two years for that factory, the factory will be assessed as "Red – Disapproved". In such instance, the impacted factory will be "Disapproved" for one year according to the "Disapproved" process. Orange – Age Violation is NOT considered as an acceptable assessment.

THIRD STRIKE: If at any time Walmart, at its sole discretion, determines that a pattern and practice of non-compliance exists, Walmart will terminate its business relationship with a supplier. All current and future orders for the supplier in violation of this policy will be cancelled. Non-compliant merchandise in production or unshipped will be rejected.

NOTE: Multiple instances of non-compliance of the same Standard may, at Walmart's discretion, be treated as individual offenses and result in multiple and simultaneous strikes. This may also result in Walmart terminating its business relationship with a supplier.

Section H: Supplier Development Program

A proactive approach for developing social and environmental responsibility in the supply chain

Purpose of program:

The Supplier Development Program equips business-nominated suppliers with systems and tools needed to proactively develop socially and environmentally responsible practices in their supply chain.

Nominated suppliers have proven to be strong, results-oriented business partners with whom Walmart intends to strengthen relationships.

Participants:

Individual Walmart retail markets and Global Sourcing teams nominate suppliers to participate in the program. In retail markets, senior merchants are responsible for the identification and nomination of select suppliers for participation in the Supplier Development Program.
In Global Sourcing, the sourcing director nominates suppliers for participation.

Exhibit W

[begins on following page]

Table of Contents


Walmart

702 Southwest 8th Street
Bentonville, Arkansas 72716-0215
(479) 273-4000

Corporate website: www.walmartstores.com

NOTICE OF 2011 ANNUAL SHAREHOLDERS' MEETING

To Be Held June 3, 2011

Please join us for the 2011 Annual Shareholders' Meeting of Wal-Mart Stores, Inc. The meeting will be held on Friday, June 3, 2011, at 7:00 a.m. Central time in Bud Walton Arena, University of Arkansas, Fayetteville, Arkansas.

The purposes of the 2011 Annual Shareholders' Meeting are:

(1) to elect as directors the 15 nominees named in the attached proxy statement;

(2) to ratify the appointment of Ernst & Young LLP as the company's independent accountants for the fiscal year ending January 31, 2012;

(3) to vote on a non-binding, advisory resolution to approve the compensation of the company's named executive officers, as described in the Compensation Discussion and Analysis and tabular compensation disclosure in the attached proxy statement;

(4) to vote, on a non-binding, advisory basis, regarding the frequency of future advisory votes on the compensation of the company's named executive officers;

(5) to vote on the five shareholder proposals described in the attached proxy statement; and

(6) to transact other business properly brought before the 2011 Annual Shareholders' Meeting.

Important Notice Regarding the Availability of Proxy Materials for the 2011 Annual Shareholders' Meeting. This year, we will once again take advantage of the rules of the Securities and Exchange Commission that allow us to furnish our proxy materials over the internet. As a result, we are mailing a notice of availability of the proxy materials over the internet, rather than a full paper set of the proxy materials, to many of our shareholders. The notice of availability contains instructions on how to access our proxy materials on the internet, as well as instructions on how shareholders may obtain a paper copy of the proxy materials. Shareholders who have affirmatively requested electronic delivery of our proxy materials will receive instructions via e-mail regarding how to access these materials electronically. All other shareholders, including shareholders who have previously requested to receive a paper copy of the materials, will receive a full paper set of the proxy materials by mail. This distribution process will contribute to our sustainability efforts and will reduce the costs of printing and distributing our proxy materials.

You must have been the holder of record of shares of Wal-Mart Stores, Inc. common stock at the close of business on April 6, 2011 to vote at the 2011 Annual Shareholders' Meeting. **If you plan to attend the meeting, please bring the admittance slip on the back cover of this proxy statement or other proof of ownership of Wal-Mart Stores, Inc. common stock on the record date (such as the notice of availability of our proxy materials if you received one) and picture identification.** Regardless of whether you will attend, please vote as described on pages 3 through 7 of the proxy statement. Voting in any of the ways described will not prevent you from attending the 2011 Annual Shareholders' Meeting.

The proxy statement and our Annual Report to Shareholders for the fiscal year ended January 31, 2011 are available at the "Investors" section of our corporate website at www.walmartstores.com/annualmeeting. In accordance with the rules of the Securities and Exchange Commission, we do not use software that identifies visitors accessing these materials on our website.

By Order of the Board of Directors

Jeffrey J. Gearhart
Secretary

Bentonville, Arkansas
April 18, 2011

The Board also believes that our company's existing governance policies and practices provide shareholders with access to the Board and members of senior management and offer ample opportunity for shareholders to express their views to management. These governance policies include the annual election of all Board members and a majority voting requirement for the election of directors. In addition, shareholders may submit shareholder proposals, which, if appropriate under the SEC's rules, may be included in our annual proxy statement and voted on at our annual shareholders' meeting. Furthermore, the rules governing companies listed on the NYSE and incorporated under Delaware law require us to submit certain matters to a vote of shareholders for approval, such as mergers, large share issuances or similar transactions and the approval of equity-based compensation plans.

For the above reasons, the Board recommends that the shareholders vote AGAINST this proposal.

PROPOSAL NO. 8 – REQUIRE SUPPLIER(S) TO PUBLISH AN ANNUAL SUSTAINABILITY REPORT

WHEREAS, the UN Global Compact asks companies to embrace, support and enact, within their sphere of influence, a set of core values in the areas of human rights, labor standards, the environment and anti-corruption; and

WHEREAS, the UN Global Compact-Accenture CEO Study 2010, "A New Era of Sustainability", found that CEOs reported the integration of sustainability issues into supply chains as the most significant performance gap in executing sustainability; and

WHEREAS, in order to ensure that workers in their supply chain are safe and treated fairly with respect and dignity, some companies have established a Supplier Code of Conduct by drawing on internationally recognized standards; and

WHEREAS, a study by Aaron Bernstein and Christopher Greenwald, "Benchmarking Corporate Policies on Labor and Human Rights in Global Supply Chains," (Pension and Capital Stewardship Project Labor and Work-Life Program Harvard Law School, Nov. 2009), found a significant gap between general policies against labor and human rights abuse and more detailed standards and enforcement mechanisms required to carry them out; and

WHEREAS, given the merit of the old adage, "What Gets Measured Gets Done", the long-term interests of shareholders would be better served if companies were to require their suppliers to establish performance goals on human and worker rights, and to measure and publicly report on performance using internationally recognized standards and measurement protocols; and

WHEREAS, in order to increase transparency and to improve performance, such reports should include non-compliance incidents, actions taken to remedy those incidents, and measures taken to contribute to the long-term prevention or mitigation of such incidents and other issues of concern;

THEREFORE, BE IT RESOLVED: the shareholders request that the Board of Directors take the necessary steps to require that the Company's supplier(s) publish annually an independently verifiable sustainability report. Among other important disclosures, such report should include the supplier's objective assessments and measurements of performance on workplace safety, and human and worker rights, using internationally recognized standards, indicators and measurement protocols. In addition, a report should include incidents of non-compliance, actions taken to remedy those incidents, and measures taken to contribute to long-term prevention and mitigation.

Statement in Support

A company's best opportunity for early identification and mitigation of the risks posed by the human and labor rights violations of its suppliers is its development and rigorous implementation of a risk-management framework to enable its monitoring and verification of its suppliers' performance against internationally recognized standards of human and labor rights, using measurable and verifiable indicators of performance. An annual sustainability reporting requirement of its supplier(s) would strengthen the company's ability to assess its suppliers' performance, to hold its suppliers accountable, help to drive performance improvements, and enable investors to better understand and assess potential reputational and/or operational risks.

WALMART'S STATEMENT IN OPPOSITION TO PROPOSAL NO. 8

We have worked hard to be a leader in sustainability and social responsibility. For years, Walmart has had in place supplier standards that address the treatment of workers by suppliers and supplier workplace safety. We expect our suppliers to meet or exceed these standards. Our supplier standards are not merely goals that we encourage our suppliers to meet; rather, a supplier's failure to adhere to these standards may jeopardize that supplier's continued business relationship with Walmart.

Exhibit X

[begins on following page]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 3, 2011

Wal-Mart Stores, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-06991	71-0415188
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

702 S.W. 8th Street
Bentonville, Arkansas 72716
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code: (479) 273-4000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Based on this result and in accordance with the previous recommendation of the Company's Board of Directors, the Company will hold a nonbinding, advisory vote on the compensation of its named executive officers annually until the next required vote on the frequency of shareholder votes on executive compensation.

Shareholder Proposals

The Company's shareholders voted upon and rejected a shareholder proposal regarding an amendment to the Company's equal employment opportunity policy to explicitly prohibit discrimination based on gender identity and to implement that amended non-discrimination policy. The votes on the proposal were as follows:

For	Against	Abstain	Broker Non-Votes
293,442,033	2,437,063,431	184,717,726	248,522,010

The Company's shareholders voted upon and rejected a shareholder proposal regarding preparing a report on the Company's political contributions. The votes on the proposal were as follows:

For	Against	Abstain	Broker Non-Votes
367,713,799	2,402,443,379	145,066,012	248,522,010

The Company's shareholders voted upon and rejected a shareholder proposal regarding shareholders being permitted to call special shareholders' meetings. The votes on the proposal were as follows:

For	Against	Abstain	Broker Non-Votes
539,951,596	2,369,864,157	5,407,437	248,522,010

The Company's shareholders voted upon and rejected a shareholder proposal regarding annual sustainability reports by the Company's suppliers. The votes on the proposal were as follows:



For	Against	Abstain	Broker Non-Votes
55,074,457	2,701,517,212	158,631,521	248,522,010